Registration No.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

MONROE BANCORP
(Exact name of registrant as specified in its charter)

Indiana (State or other jurisdiction of incorporation or organization)	6022 (Primary Standard Industrial Classification Code No.)	35-1594017 (I.R.S. Employer Identification No.)

210 East Kirkwood Avenue
Bloomington, Indiana 47408
(812) 336-0201
(Address, including zip code, and telephone number,
including area code, of principal executive offices)

Mark D. Bradford
President and Chief Executive Officer
Monroe Bancorp
210 East Kirkwood Avenue
Bloomington, Indiana 47408
(812) 336-0201
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies To:

Timothy M. Harden John W. Tanselle Krieg DeVault LLP One Indiana Square, Suite 2800 Indianapolis, Indiana 46204 (317) 636-4341	Robert M. Fleetwood Barack Ferrazzano Kirschbaum & Nagelberg LLP 200 West Madison Street, Suite 3900 Chicago, Illinois 60606 (312) 984-3100

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount to	Offering Price	Aggregate	Amount of
Securities to be Registered	be Registered	Per Unit(1)	Offering Price(1)	Registration Fee
% Redeemable Subordinated Debentures due 2019	$13,800,000	100%	$13,800,000	$770.04

(1)	Proposed fee being calculated pursuant to Rule 457(o) of the Securities Act of 1933. Includes $12,000,000 of debentures offered pursuant to the prospectus, and $1,800,000 of debentures that are being registered for possible sale to cover over-allotments.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We cannot sell these securities until the Securities and Exchange Commission declares our registration statement effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, June   , 2009
PROSPECTUS

$12,000,000
     % Redeemable Subordinated Debentures Due 2019

MONROE BANCORP

Monroe Bancorp is an Indiana corporation located in Bloomington, Indiana, and the bank holding company for Monroe Bank, an Indiana chartered bank. We are offering $12,000,000 in aggregate principal amount of our     % redeemable subordinated debentures due 2019 at a price of 100% of principal amount. The debentures will be issued only in denominations of $1,000, and the minimum purchase will be $10,000.

The debentures are unsecured debt obligations of Monroe Bancorp that are subordinated to all our other present and future senior debts and obligations, as described in the indenture. The debentures bear interest at     % per annum, payable semiannually, and principal is due in a single payment on          , 2019. We can redeem the debentures at our option on or after          , 2012, without premium or penalty. The debentures are not subject to repayment at the option of the holders and payment of principal on the debentures only may be accelerated in the case of certain events, such as our filing for bankruptcy.

The debentures are not deposits at, or other obligations of, a bank or savings association and are not insured or guaranteed by the Federal Deposit Insurance Corporation.

An investment in these securities involves risks. See “Risk Factors” beginning on page 10.

We anticipate that the debentures will be listed on the Pink Sheets.

		Underwriting	Proceeds, Before
	Per Debenture	Commissions(1)	Expenses(2)

Price to public	$1,000
Total	$12,000,000

(1)	[insert calculation of underwriting fee]

(2)	Before deducting expenses of the offering, estimated at $ .

This is a firm commitment underwriting. The underwriters have been granted a 30-day option to purchase up to an additional $1,800,000 in debentures to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The debentures will be ready for delivery in book-entry form through The Depository Trust Company on or about          , 2009.

Howe Barnes Hoefer & Arnett

The date of this Prospectus is          , 2009.

OUR FULL SERVICE BANKING LOCATIONS

Hamilton County
Hendricks County
Indianapolis
Monroe County
Bloomington
Jackson County
Lawrence County

SUMMARY

The following summary provides an overview of certain information about Monroe Bancorp and this offering and may not contain all the information that is important to you. This summary is qualified in its entirety by, and should be read together with, the information contained in other parts of this prospectus, including the consolidated financial statements included in this prospectus. You should read this entire prospectus carefully before making a decision about whether to invest in the debentures. Unless otherwise indicated, the information in this prospectus assumes that the underwriters will not exercise their option to purchase additional debentures to cover over-allotments.

Monroe Bancorp

Monroe Bancorp is a one-bank holding company incorporated under the laws of the state of Indiana in 1984. We hold all of the outstanding stock of Monroe Bank, a state chartered bank formed in 1892. The Bank is a traditional community bank, which provides a variety of financial services to its customers, including:

•	accepting deposits;

•	making commercial, mortgage and installment loans;

•	originating residential mortgage loans that are generally sold into the secondary market;

•	providing personal and corporate trust services;

•	providing investment advisory and brokerage services; and

•	providing fixed and variable annuities.

We are headquartered in Bloomington, Indiana, and conduct our business from 18 Indiana locations. A significant majority of our business is conducted in the city of Bloomington in Monroe County, the location of 11 of our offices and approximately 75 percent of our deposit base. Monroe County, where we hold the top deposit market share at approximately 31 percent as of June 30, 2008, is a thriving community of 130,000 residents, including over 38,000 Indiana University students. The University is the area’s largest employer and a main source of economic stability for our largest market as indicated by Monroe County’s 6.0 percent unemployment rate, which, as of April 30, 2009, was well below the Indiana and national averages of 9.9 percent and 8.9 percent, respectively. Our Monroe County locations, together with locations in Lawrence County and Jackson County to the south and southeast of Monroe County, constitute our core franchise with 14 full service banking centers and 88 percent of our total deposits. We are the largest traditional community bank operating and headquartered within these markets. Our culture of community involvement, service quality and customer focus in these core markets has played a significant role in our growth and success over the years.

In 2001, we implemented a growth strategy to expand our business into the Indianapolis, Indiana market. Indianapolis is located approximately 50 miles north of Bloomington. We initially opened three limited service storefront locations in Hendricks County, directly to the west of Indianapolis. Our plan was to start lending and raising deposits in these markets and eventually open full service banking centers. Much of our loan growth in these markets consisted of commercial real estate loans. Between January 2006 and January 2008 we replaced each limited service location with newly constructed full service banking centers. We added a fourth location just north of Indianapolis in Hamilton County in September 2008. These locations, along with a loan production office located in Hendricks County, constitute our Central Indiana market.

The Central Indiana market has been the main source of our recent asset quality issues and drain on our profitability, partially as a result of the concentration of commercial real estate loans and particular development loans related to residential development projects, all of which were negatively impacted by the downturn in the economy and the related stress in the residential housing markets. Management has identified this issue and has taken a proactive and aggressive approach to reduce the concentration in these types of loans and to identify potential weak credits as early as possible to manage these credits and develop workout strategies, as appropriate.

Financial Performance

As of March 31, 2009, we had total assets, total loans (excluding loans held for sale), total deposits and shareholders’ equity of $823.7 million, $626.2 million, $676.6 million and $56.0 million, respectively. Our allowance for loan losses was $12.3 million as of the same date. Our results of operations have been materially affected by conditions in the capital markets and the economy in general. Among the primary areas of our focus during 2008 and continuing into 2009 is managing the deterioration of asset quality resulting from slowing economic activity and stresses in the residential housing markets. The asset quality deterioration over the past 12 months has negatively affected our profitability and put our capital ratios at risk of deterioration.

	As of or For the
	Three Months Ended		As of or For the Year Ended
	March 31,		December 31,
	2009	2008	2008	2007	2006	2005	2004
	(Unaudited)
	(Dollars in thousands)

Assets	$823,702	$776,786	$819,799	$778,080	$748,193	$713,060	$633,970
Loans (excluding loans held for sale)	626,183	579,780	629,702	581,857	556,918	524,158	474,345
Allowance for loan losses	12,336	7,273	11,172	6,654	6,144	5,585	5,194
Deposits	676,557	637,230	665,179	619,717	589,328	576,181	483,534
Shareholders’ equity	55,977	56,156	55,921	54,452	53,505	50,514	47,384
Net income	1,107	1,593	3,979	7,806	7,586	7,223	6,705
Return on equity(1)	8.00%	11.62%	7.11%	14.79%	14.59%	14.93%	14.44%
Nonperforming assets + 90 day past due loans to total assets	2.10%	1.08%	2.29%	1.06%	0.33%	0.28%	0.64%
Total Risk-Based Capital Ratio(2)	11.37%	11.58%	11.34%	11.37%	11.08%	10.94%	11.46%

(1)	Annualized

(2)	Total capital to risk-weighted assets

This offering of debentures is made as a part of our strategy to increase capital levels throughout our banking organization. On April 27, 2009, we announced that we were withdrawing our application from the United States Treasury’s (“Treasury”) Capital Purchase Program. Instead of pursuing funds from this government program, we determined to augment our capital by reducing the quarterly dividend paid on our common stock from $0.13 per share to $0.01 per share and offering to sell at least $10 million of subordinated debt securities, represented by these debentures. We believe that these two initiatives, in addition to other business strategies discussed below, will provide sufficient capital to address our problem loans and allow us to establish a stronger position for profitable growth when the current economic downturn is stabilized. Our reduction of the regular quarterly dividend by 92 percent is intended to preserve $3.0 million of capital on an annualized basis, some of which is intended to be available to pay interest on the debentures.

Factors Contributing to Our Success

We believe that our success has been primarily driven by:

•	The Strength of Our Core Market — The impact that the economic strength of our core market (greater Bloomington) has had, and is expected to continue to have, on our financial success cannot be overstated. While Bloomington is not a high growth market, we believe that it provides stable economic conditions driven by Indiana University, several high tech and growing medical device manufacturers and the fact that the city is the health care hub for much of South Central Indiana.

•	The Value of Our Consistent Long Term Brand — We believe that our “brand” for excellent customer service and community involvement and support is important as individuals and local businesses consider their banking relationships.

•	Our Mix of High Tech and High Touch Service Delivery Channels — We believe that our technology-based services, which rival those offered by much larger financial institutions, in combination with our well known brand, strong branch network and commitment to customer responsiveness, give us an advantage in many business development situations.

•	Our Focus on Increasing Total Revenue Derived from Other Income Activities — We believe that our other income product lines, most notably trust, mortgage banking, investment brokerage services and deposit related fees, provide a source of income growth and stability that is essential to our long term success.

We believe that our focus on these factors, together with our focus on growing our number of checking accounts and customer households, improving our efficiency ratio, our growth opportunities in Hendricks and Hamilton counties (both among the fastest growing counties in Indiana), our commitment to limiting interest rate risk, and our experience in commercial real estate lending, will again drive our success as we enter a period of economic recovery and expansion.

Business Strategy

Our current business strategy is a direct response to the difficulties related to the deterioration in asset quality in the Central Indiana market and the recent downturn of the economy. It consists of a three-year plan that focuses on increasing capital ratios, improving asset quality and increasing earnings.

Increasing capital ratios.  The proceeds from this offering, as well as the previously described reduction in our dividend, will serve to augment our capital levels. In addition, as we work through our asset quality issues, we intend to maintain or decrease loan balances from their current levels. This will allow any net income to bolster capital ratios rather than support new loan growth.

Improving asset quality.  We will continue our proactive approach to managing our problem credits. Loan sales, underlying asset sales and aggressive loan-by-loan resolution are all methods we will consider in order to achieve the maximum benefit to us. In addition, we continue to monitor and adjust our credit standards and are actively managing to improve the diversification of our loan portfolio away from construction and commercial real estate.

Increasing earnings.  Our business plan is structured to increase our earnings through all facets of our income statement:

•	Net interest income: We expect improvement of net interest income to be driven by margin expansion as opposed to balance sheet growth. Management’s efforts to improve our net interest income margin include the establishment of floors on variable and adjustable rate loans and higher margins and fees on new loan originations and loan renewals. We have also increased efforts to attract lower cost checking accounts and increased the use of competitively priced brokered certificates of deposits in order to extend the duration of our liabilities in this low interest rate environment. However, our net interest income will be negatively affected by the sale of the debentures until such time as the additional capital can be leveraged to fund asset growth.

•	Provision for loan losses: As asset quality improves and certain problem relationships are resolved, we anticipate being able to reduce our provision for loan losses in future periods from recent levels.

•	Other income: We view the continued expansion of noninterest income as a percentage of total revenue as an important strategic objective. We consider our mortgage banking operation, which originates residential mortgages for sale into the secondary market, and our wealth management activities, which provide investment advisory and trust services, to be likely sources of other income growth.

•	Other expense: Consistent with our strategy of limiting balance sheet growth, we do not intend to expand the Central Indiana market in the foreseeable future. While the expenses associated with the current new branches in Central Indiana are a negative impact on earnings they are largely fixed and, over time, we anticipate that the branches will become profitable through the increase in net interest income. In addition, we are committed to further reducing the expense structure of the remainder of the Bank. These efforts have already resulted in a reduction of certain expenses, including employee related costs.

We believe that focusing on capital ratios, asset quality and operations efficiencies is the prudent course for us to take in this uncertain economic environment. Successful execution of these measures will leave us in an optimal position to capitalize on good, core banking opportunities which we believe a recovering economy will provide.

Description of the Offering and the Debentures

The issuer of the securities	Monroe Bancorp

Securities being offered	$12,000,000 of % Redeemable Subordinated Debentures due 2019, issuable in registered form without coupons in denominations of $1,000 principal amount with a minimum purchase of $10,000. If the underwriters’ over-allotment option is exercised, we will issue and sell up to $13,800,000 principal amount of debentures.

Offering price	100% of principal amount.

Indenture	We will issue the debentures under an indenture between us and Wells Fargo Bank, National Association, as trustee. The indenture includes the protective provisions that are required to be included in a trust indenture qualified under the Trust Indenture Act of 1939, as amended. The indenture does not, however, limit our ability to incur or to issue other secured or unsecured debt (including debt that would be senior in right of payment to the debentures).

Maturity date; principal and interest payments	We will promise to pay the principal amount of the debentures to the registered holders on , 2019, and to pay interest on the principal amount of the debentures at the rate of percent per annum, payable semiannually on and of each year, commencing .

Redemption by us is possible prior to maturity	We may not redeem any of the debentures prior to , 2012, but may, at our option, redeem them, without premium or penalty, in whole or in part, on or after that date, subject to prior consultation with the Board of Governors of the Federal Reserve (the “Federal Reserve”) and compliance with other conditions specified by the indenture. If we redeem your debentures, you will receive the redemption amount of 100% of the principal amount of the debentures being redeemed, plus any accrued and unpaid interest to the date of redemption.

Limited ability to accelerate the maturity date	The indenture permits the trustee or the holders of the debentures to declare the principal of the debentures to be immediately due and payable in limited circumstances involving certain events, such as our filing for bankruptcy. No acceleration is permitted as a result of other breaches of the indenture, including our failure to pay interest on the debentures or comply with any of our other agreements in the indenture.

Subordination	Our obligations to pay principal and interest to the holders of our debentures will rank junior in priority to our obligations to pay all of our other existing and future indebtedness, except as set forth below, including our indebtedness for borrowed money, similar obligations arising from off-balance sheet guarantees and direct credit substitutes, and obligations associated with derivative products such as interest rate and foreign exchange contracts, commodity contracts, and similar arrangements.

Therefore, if we become the subject of any liquidation, dissolution, bankruptcy, insolvency, reorganization, receivership or similar proceeding, we will be obligated to pay first the entire amounts to which these other creditors are entitled before we will be obligated to pay any amounts to the holders of the debentures for principal or unpaid interest. In addition, we will not pay any principal or interest on any of the debentures being issued (i) after any of our other debt becomes due and payable, unless and until all such other debt shall first be paid in full, or (ii) after a default in payment to another creditor has occurred, unless and until such default has been cured, waived, or otherwise has ceased to exist.

Further, because we are a holding company, the debentures will effectively be subordinated to all depositors’ claims of our bank subsidiary, as well as existing and future liabilities of the Bank.

The debentures will rank senior to our Junior Subordinated Debentures in the aggregate principal amount of $3.1 million issued to Monroe Bancorp Capital Trust I, and our Junior Subordinated Debentures in the aggregate principal amount of $5.2 million issued to Monroe Bancorp Statutory Trust II.

Registration and Transfer of Debentures	The debentures will be represented by a single global debenture registered in the name of The Depository Trust Company, or its nominee. Beneficial information in the debenture will be shown on, and transfers thereof will be effected only through, records maintained by The Depository Trust Company or its participants. Such transfers will be recorded solely in “book entry” form.

Unsecured obligations; no sinking fund; no federal deposit insurance	The performance of our obligations under the debentures will not be secured by a pledge of, or other security interest in, any of our assets. The debentures will not be entitled to the benefit of any sinking fund. The debentures are not savings accounts, deposits or other obligations of any bank and are not insured by the Federal Deposit Insurance Corporation or by any other governmental agency or insurance company or third party.

No investment rating	The debentures are not expected to be rated by any securities rating agency.

Limited trading market	We expect that the debentures will be listed on the Pink Sheets, although it is anticipated that any trading market for the debentures will be limited.

Use of Proceeds	We intend to use up to $10.0 million of the net proceeds from this offering to further capitalize the Bank in order to solidify our balance sheet against future credit losses and, eventually, to support our continued growth. We intend to retain net proceeds in excess of $10.0 million at the holding company for general corporate purposes.

Risk Factors

Investing in the debentures involves risk.  You should consider carefully the information found in “Risk Factors”, beginning on page 10.

Consolidated Ratio of Earnings to Fixed Charges

The following table sets forth our consolidated ratios of earnings to fixed charges on a historical basis for the periods indicated. For purposes of computing these ratios, earnings represent income before taxes and fixed charges. Fixed charges, excluding interest on deposits, consist of interest expense, excluding interest on deposits, and one-third of rental expense for all operating leases, which we believe to be representative of the interest portion of rent expense. Fixed charges, including interest on deposits, consist of interest expense, one-third of rental expense and interest on deposits.

For the Three
Months Ended
	March 31,		For the Years Ended December 31,
	2009	2008	2008	2007	2006	2005	2004

Consolidated ratio of earnings to fixed charges:
Including deposit interest	1.40x	1.35x	1.21x	1.42x	1.49x	1.77x	2.11x
Excluding deposit interest	4.70x	3.91x	2.76x	3.70x	3.64x	4.46x	4.98x

Corporate Information

Our corporate headquarters are located at 210 East Kirkwood Avenue, Bloomington, Indiana 47408, and our telephone number is (812) 336-0201.

SUMMARY CONSOLIDATED FINANCIAL INFORMATION

This information is derived from our audited consolidated financial statements for the years ended December 31, 2004 through 2008. You should read this information together with our historical consolidated financial statements, including the related notes. Our audited consolidated financial statements as of December 31, 2008 and 2007 and for each of the years in the three-year period ended December 31, 2008, are contained elsewhere in this prospectus. Our audited consolidated financial statements as of December 31, 2006, 2005 and 2004 and for each of the years in the two-year period ended December 31, 2005, are not included in this prospectus, but are on file with the Securities and Exchange Commission. All share and per share data have been adjusted for stock splits and stock dividends.

The information as of and for the three months ended March 31, 2009 and 2008 is unaudited but, in the opinion of our management, contains all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of our financial condition and results of operations for those periods. The selected financial information and other data presented below as of and for the three months ended March 31, 2009 and 2008 should be read in conjunction with, and is qualified in its entirety by, the unaudited consolidated financial statements included elsewhere in this prospectus. The results of operations for the three month period ended March 31, 2009 are not necessarily indicative of the results to be expected for the remainder of the year or any other period.

	As of or For the		As of or For the
	Three Months		Years Ended
	Ended March 31,		December 31,
	2009	2008	2008	2007	2006	2005	2004
	(Unaudited)
	(Dollars in thousands, except per share data)

Income Statement Data:
Interest income	$9,378	$11,483	$42,462	$48,474	$44,643	$34,879	$28,732
Interest expense	3,436	5,607	18,861	25,435	21,978	14,055	8,868

Net interest income	5,942	5,876	23,601	23,039	22,665	20,824	19,864
Provision for loan losses	2,600	880	8,880	2,035	1,200	1,140	1,320

Net interest income after provision for loan losses	3,342	4,996	14,721	21,004	21,465	19,684	18,544
Other income	3,262	2,364	10,033	10,251	9,492	9,258	8,302
Other expense	5,223	5,391	20,732	20,626	20,098	18,054	16,921

Income before income tax	1,381	1,969	4,022	10,629	10,859	10,888	9,925
Income tax expense	274	376	43	2,823	3,273	3,665	3,220

Net income	$1,107	$1,593	$3,979	$7,806	$7,586	$7,223	$6,705

Common Share Data:
Basic earnings per share	$0.178	$0.256	$0.640	$1.240	$1.154	$1.094	$1.013
Diluted earnings per share	0.178	0.256	0.639	1.235	1.150	1.091	1.010
Book value per common share	9.00	9.03	8.99	8.76	8.24	7.64	7.18
Dividends per common share(1)	0.13	0.13	0.52	0.49	0.48	0.47	0.47
Dividend payout ratio(2)	73.03%	50.78%	81.23%	39.21%	41.52%	43.36%	46.64%
Weighted average shares outstanding — Basic	6,220,637	6,215,650	6,218,353	6,294,519	6,574,092	6,603.654	6,621,862
Weighted average shares outstanding — Diluted	6,220,637	6,231,278	6,224,951	6,320,317	6,596,772	6,623,616	6,641,803
Shares outstanding at end of period	6,227,550	6,227,550	6,227,550	6,227,550	6,515,342	6,639,842	6,638,621

	As of or For the		As of or For the
	Three Months		Years Ended
	Ended March 31,		December 31,
	2009	2008	2008	2007	2006	2005	2004
	(Unaudited)
	(Dollars in thousands, except per share data)

Balance Sheet Data (at period end):
Total assets	$823,702	$776,786	$819,799	$778,080	$748,193	$713,060	$633,970
Total securities (not including trading securities)	105,250	117,593	118,549	122,011	116,693	115,836	106,489
Total loans	626,183	579,780	629,702	581,857	556,918	524,158	474,345
Allowance for loan losses	12,336	7,273	11,172	6,654	6,144	5,585	5,194
Total deposits	676,557	637,230	665,179	619,717	589,328	576,181	483,534
Borrowings	85,070	70,328	93,203	96,421	98,079	76,762	97,378
Shareholders’ equity	55,977	56,156	55,921	54,452	53,505	50,514	47,384

	As of or For the		As of or For the
	Three Months		Years Ended
	Ended March 31,		December 31,
	2009	2008	2008	2007	2006	2005	2004
	(Unaudited)
	(Dollars in thousands, except share data)

Financial Performance Ratios:
Return on assets(3)	0.54%	0.82%	0.50%	1.04%	1.04%	1.09%	1.10%
Return on equity(3)	8.00%	11.62%	7.11%	14.79%	14.59%	14.93%	14.44%
Net interest margin(3)	3.13%	3.26%	3.20%	3.27%	3.32%	3.37%	3.52%
Efficiency ratio(4)	55.89%	63.97%	60.50%	59.78%	60.33%	58.75%	58.52%
Asset Quality Ratios(5):
Nonperforming assets to total loans and other real estate	2.66%	1.34%	2.76%	1.33%	0.33%	0.37%	0.84%
Nonperforming assets + 90 day past due loans to total assets	2.10%	1.08%	2.29%	1.06%	0.33%	0.28%	0.64%
Net (recoveries) charge-offs to average loans(3)	0.91%	0.18%	0.72%	0.27%	0.12%	0.15%	0.25%
Allowance for loan losses to total loans (excluding held for sale)	1.97%	1.25%	1.77%	1.14%	1.10%	1.07%	1.09%
Allowance for loan losses to nonperforming loans(6)	87.29%	96.88%	71.97%	90.25%	260.78%	274.85%	140.26%
Liquidity and Capital Ratios:
Total loans to deposits	92.6%	91.0%	94.7%	93.9%	94.5%	91.0%	98.1%
Average equity to average assets	6.79%	7.07%	7.06%	7.00%	7.12%	7.30%	7.64%
Tangible equity to assets(7)	6.80%	7.23%	6.82%	7.00%	7.15%	7.08%	7.47%
Leverage ratio	7.70%	8.11%	7.74%	8.14%	7.70%	7.47%	7.58%
Tier 1 risk-based capital ratio	10.11%	10.38%	10.09%	10.28%	10.01%	9.87%	10.33%
Total risk-based capital ratio	11.37%	11.58%	11.34%	11.37%	11.08%	10.94%	11.46%

(1)	Common shares are adjusted by unreleased ESOP shares. In April 2009, we reduced the quarterly per share dividend from $0.13 to $0.01 for the second quarter of 2009.

(2)	Dividends declared on common shares divided by net income available to shareholders.

(3)	March 31, 2009 and 2008 ratios have been annualized.

(4)	The efficiency ratio is calculated by dividing noninterest expense by the sum of net interest income, on a tax equivalent basis, and noninterest income (including securities gains/losses that are not part of the Rabbi Trust). Rabbi Trust income and expense have been excluded from this calculation, as the effect of these items on net income is zero. Income taxes are not part of this calculation.

(5)	At period end, except for net (recoveries) charge-offs to average loans, which is for periods ended at such dates.

(6)	Nonperforming loans consist of nonaccrual loans, loans contractually past due 90 days or more and restructured loans.

(7)	Calculated by dividing total equity by total assets.

RISK FACTORS

Investing in our debentures involves risks. The material risks and uncertainties that management believes affect us are described below. Before making an investment decision, you should carefully consider the risks and uncertainties described below together with all of the other information included in this prospectus. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that management is not aware of or focused on or that management currently deems immaterial may also impact us and our securities. If any of the following risks actually occurs, our business, results of operations and financial condition could be materially and adversely affected. If this were to happen, our ability to pay principal and interest on the debentures, and the value of the debentures, could decline significantly, and you could lose all or part of your investment.

Risks Related to Our Operations and Business and Financial Strategies

Our allowance for loan losses may be insufficient.

We maintain an allowance for loan losses, which is a reserve established through a provision for possible loan losses charged to expense, that represents management’s best estimate of probable losses within the existing portfolio of loans. The allowance, in the judgment of management, is necessary to reserve for estimated loan losses and risks inherent in the loan portfolio. The level of the allowance reflects management’s continuing evaluation of industry concentrations, specific credit risks, loan loss experience, current loan portfolio quality, present economic, political and regulatory conditions and unidentified losses inherent in the current loan portfolio, and has been increasing as the economy worsens. The determination of the appropriate level of the allowance for loan losses inherently involves a high degree of subjectivity and requires management to make significant estimates of current credit risks and future trends, all of which may undergo material changes. In addition, bank regulatory agencies periodically review our allowance for loan losses and may require an increase in the provision for possible loan losses or the recognition of further loan charge-offs, based on judgments different than those of management. In light of the current economic environment, significant additional provisions for loan losses may be necessary to supplement the allowance for loan losses in the future. If charge-offs in future periods exceed the allowance for loan losses, we will need additional provisions to increase the allowance for loan losses. Any increases in the allowance for loan losses will result in a decrease in net income and, possibly, capital, and may have a material adverse effect on our financial condition and results of operations and hinder our ability to make payments on the debentures.

A significant number of the loans in our portfolio are secured by real estate, and a continued downturn in the economy within the markets we serve could significantly hurt our business and prospects for growth.

As of March 31, 2009, real estate loans comprised $506.9 million, or approximately 80.9% of our total loan portfolio (excluding loans held for sale) and approximately 61.5% of our total assets. Of that amount, $422.2 million consisted of commercial and residential real estate loans and $84.7 million consisted of construction real estate loans. The market value of real estate securing our real estate loans can fluctuate significantly in a short period of time as a result of market conditions. Adverse developments affecting real estate values in our primary market areas could increase the credit risk associated with our loan portfolio. In addition, the repayment of commercial real estate loans generally is dependent, in large part, on sufficient income from the properties securing the loans to cover operating expenses and debt service. Economic events or governmental regulations outside of our control or that of the borrower could negatively impact the future cash flow and market values of the affected properties.

Beginning in 2007, the residential and commercial real estate sectors of the U.S. economy experienced an economic slowdown that has continued in 2009. Specifically, the values of residential and commercial real estate located in our market areas have declined, especially in our Central Indiana market, and these declines may continue in the future. If the loans that are collateralized by real estate become troubled during a time when market conditions are declining or have declined, then we may not be able to realize the full value of the collateral that we anticipated at the time of originating the loan, which could require us to increase our provision for loan losses and adversely affect our financial condition and results of operations.

Further deterioration of our nonperforming loans or an increase in the number of non-performing loans may have an adverse effect on our operations.

Weakening economic conditions in the residential and commercial real estate sectors have adversely affected, and may continue to adversely affect, our loan portfolio. The ratio of nonperforming assets and

90 day past due loans to total assets increased to 2.10% as of March 31, 2009, from 1.08% as of March 31, 2008. If loans that currently are non-performing further deteriorate or loans that are currently performing become nonperforming, we may need to increase our allowance for loan losses or charge-off those loans. Any increase or charge-off would have an adverse impact on our financial condition and results of operations and may adversely affect our ability to make payments on the debentures.

The geographic concentration of our markets makes our business highly susceptible to local economic conditions.

Unlike larger banking organizations that are more geographically diversified, our operations are currently concentrated in the Bloomington, Indiana and Central Indiana markets. As a result of this geographic concentration, our financial results depend largely upon economic conditions in these market areas. Deterioration in economic conditions in one or all of these markets could result in one or more of the following:

•	an increase in loan delinquencies;

•	an increase in non-performing loans and foreclosures;

•	a decrease in the demand for our products and services; and

•	a decrease in the value of collateral for loans, especially real estate, in turn reducing customers’ borrowing power, the value of assets associated with problem loans and collateral coverage.

To date, the impact of the adverse economic conditions in our Central Indiana market has been severe. As a result, we have experienced asset quality issues in the Central Indiana market, and we expect to continue to experience higher levels of problem assets in this market unless the economy greatly improves. If current levels of market disruption and volatility continue in our Central Indiana market, or if our Bloomington, Indiana market suffers increased levels of market disruption and volatility, our problem assets may increase and the demand for our products and services could be adversely affected, which could in turn have a material adverse effect on our business, results of operations and financial condition.

We are subject to interest rate risk.

Our earnings and cash flows are largely dependent upon our net interest income. Net interest income is the difference between interest income earned on interest earning assets such as loans and securities and interest expense paid on interest bearing liabilities such as deposits and borrowed funds. Interest rates are highly sensitive to many factors that are beyond our control, including general economic conditions and policies of various governmental and regulatory agencies. Changes in monetary policy, including changes in interest rates, could influence not only the interest we receive on loans and securities and the interest we pay on deposits and borrowings, but such changes could also affect (i) our ability to originate loans and obtain deposits, (ii) the fair value of our financial assets and liabilities, and (iii) the average duration of our mortgage-backed securities portfolio. Currently, we are in a liability-sensitive position. Therefore, if interest rates increase, the rates paid on deposits and other borrowings will increase at a faster rate than the interest rates received on loans and other investments, resulting in a decline in our net interest margin. If this happens, earnings could be adversely affected. In addition, due to the current low interest rate environment, interest rates paid on deposits are already approaching zero. If interest rates decrease, our liabilities will reprice downward more quickly than our assets. Because deposit pricing cannot become significantly lower than current levels, our net interest margin could decline in that case as well and earnings could be adversely affected.

Liquidity risk could impair our ability to fund operations and jeopardize our financial condition.

Liquidity is essential to our business. An inability to raise funds through deposits, borrowings, the sale of securities or loans and other sources could have a substantial negative effect on our liquidity. Our access to funding sources in amounts adequate to finance our activities on terms acceptable to us could be impaired by factors that affect us specifically or the financial services industry or the economy in general. For example, we could lose access to our federal funds lines, or the costs of such funds could increase. We might not be able to replace such funds in the future if, among other things, market conditions or our results of operations or financial condition were to change.

Slower than anticipated growth in the Bank’s new branches could result in reduced net income.

We opened full service branches in Brownsburg, Hendricks County, Indiana, in January 2006, Plainfield, Hendricks County, Indiana in December 2007, Avon, Hendricks County, Indiana in January 2008, and Noblesville, Hamilton County, Indiana in September 2008. New branches require a significant investment of both financial and personnel resources and lower than expected loan and deposit growth in the new branches could result in lower than expected revenues and net income generated by those investments. Opening new branches results in additional expenses and diverts resources from current core operations. None of the four branches is showing a profit, and we are unable to predict when, or if, they will achieve profitability.

Future growth or operating results may require us to raise additional capital but that capital may not be available or it may be dilutive.

We are required by federal and state regulatory authorities to maintain adequate levels of capital to support our operations. Although we expect to raise $12.0 million in this offering, to the extent our future operating results erode capital or we elect to expand through loan growth or acquisitions, we may be required to raise additional capital. Our ability to raise capital will depend on conditions in the capital markets, which are outside of our control, and on our financial performance. Accordingly, we cannot be assured of our ability to raise capital when needed or on favorable terms. If we cannot raise additional capital when needed, we will be subject to increased regulatory supervision and the imposition of restrictions on our growth and business. These could negatively impact our ability to operate or further expand our operations through acquisitions or the establishment of additional branches and may result in increases in operating expenses and reductions in revenues that could have a material adverse effect on our financial condition and results of operations.

Difficult conditions in the capital markets, the credit markets and the economy in general may materially adversely affect our business, results of operations and financial condition.

Our results of operations are materially affected by conditions in the capital markets and the economy in general. The capital and credit markets have been experiencing extreme volatility and disruption for more than twelve months at unprecedented levels. In many cases, these markets have produced downward pressure on stock prices of, and credit availability to, certain companies without regard to those companies’ underlying financial strength.

Recently, concerns over inflation, energy costs, geopolitical issues, the availability and cost of credit, the U.S. mortgage market and a declining U.S. real estate market have contributed to increased volatility and diminished expectations for the economy and the capital and credit markets going forward. These factors, combined with volatile oil prices, declining business and consumer confidence and increased unemployment, have precipitated an economic slowdown and national recession. In addition, the fixed-income markets are experiencing a period of extreme volatility which has negatively impacted market liquidity conditions. Initially, the concerns on the part of market participants were focused on the subprime segment of the mortgage-backed securities market. However, these concerns have since expanded to include a broad range of mortgage-and asset-backed and other fixed income securities, including those rated investment grade, the U.S. and international credit and interbank money markets generally, and a wide range of financial institutions and markets, asset classes and sectors.

Factors such as consumer spending, business investment, government spending, the volatility and strength of the capital markets, and inflation all affect the business and economic environment and, ultimately, the amount and profitability of our business. In an economic downturn characterized by higher unemployment, lower family income, lower corporate earnings, lower business investment and lower consumer spending, the demand for our financial products could be adversely affected. Adverse changes in the economy could affect earnings negatively and could have a material adverse effect on our business, results of operations and financial condition. The current mortgage crisis and economic slowdown has also raised the possibility of future legislative and regulatory actions in addition to the recent enactment of the Emergency Economic Stabilization Act of 2008 (“EESA”) and the American Recovery and Reinvestment Act of 2009 (“ARRA”) that could further impact our business. We cannot predict whether or when such actions may occur, or what impact, if any, such actions could have on our business, results of operations and financial condition.

There can be no assurance that actions of the U.S. Government, Federal Reserve and other governmental and regulatory bodies for the purpose of stabilizing the financial markets will achieve the intended effect.

In response to the financial crises affecting the banking system and financial markets and going concern threats to investment banks and other financial institutions, on October 3, 2008, President Bush signed EESA into law. Pursuant to EESA, the Treasury has the authority to utilize up to $700 billion to purchase distressed assets from financial institutions or infuse capital into financial institutions for the purpose of stabilizing the financial markets. The Treasury announced the Capital Purchase Program under EESA pursuant to which it has purchased and will continue to purchase senior preferred stock or subordinated debt from participating financial institutions. Although we applied to participate in the Capital Purchase Program, we withdrew our application prior to receiving approval from the Treasury to proceed. There can be no assurance as to the actual impact that EESA, including the Capital Purchase Program, will have on the financial markets or on us. The failure of these programs to help stabilize the financial markets and a continuation or worsening of current financial market conditions could have a material adverse effect on our business, results of operations and financial condition.

The federal government, Federal Reserve and other governmental and regulatory bodies have taken or are considering taking other actions to address the financial crisis. On February 17, 2009, President Obama signed ARRA into law. ARRA includes a wide variety of programs intended to stimulate the economy and provide for extensive infrastructure, energy, health and education needs. There can be no assurance as to what impact such actions will have on the financial markets, including the extreme levels of volatility currently being experienced. Such continued volatility could have a material adverse effect on our business, results of operations and financial condition.

We are subject to extensive government regulation and supervision.

We, primarily through the Bank, are subject to extensive federal and state regulation and supervision. Banking regulations are primarily intended to protect depositors’ funds, federal deposit insurance funds and the banking system as a whole, not shareholders or holders of debentures. These regulations affect our lending practices, capital structure, investment practices, dividend policy and growth, among other things. Congress and federal regulatory agencies continually review banking laws, regulations and policies for possible changes. Changes to statutes, regulations or regulatory policies, including changes in interpretation or implementation of statutes, regulations or policies, could affect us in substantial and unpredictable ways. Such changes could subject us to additional costs, limit the types of financial services and products we may offer and/or increase the ability of non-banks to offer competing financial services and products, among other things. Failure to comply with laws, regulations or policies could result in sanctions by regulatory agencies, civil money penalties and/or reputation damage, which could have a material adverse effect on our business, results of operations and financial condition.

As a result of the recent global financial crisis, the potential exists for new federal or state laws and regulations regarding lending and funding practices and liquidity standards to be promulgated, and bank regulatory agencies are expected to be active in responding to concerns and trends identified in examinations, including the expected issuance of many formal enforcement orders. Negative developments in the financial industry and the domestic and international credit markets, and the impact of new legislation in response to those developments, may negatively impact our operations by restricting our business operations, including our ability to originate or sell loans, and may adversely impact our financial performance.

We may be required to pay significantly higher FDIC premiums in the future.

Recent insured institution failures, as well as deterioration in banking and economic conditions, have significantly increased the loss provisions of the Federal Deposit Insurance Corporation (the “FDIC”), resulting in a decline in the designated reserve ratio to historical lows. The FDIC expects a higher rate of insured institution failures in the next few years compared to recent years; thus, the reserve ratio may continue to decline. In addition, EESA temporarily increased the limit on FDIC coverage to $250,000 through December 31, 2009. On May 20, 2009, the temporary increase on the limit of FDIC coverage was extended to December 31, 2013. These developments will cause the premiums assessed on us by the FDIC to increase and materially increase our other expense.

On December 16, 2008, the FDIC Board of Directors determined deposit insurance assessment rates for the first quarter of 2009 at 12 to 14 basis points per $100 of deposits. Beginning April 1, 2009, the rates increased to 12 to 16 basis points per $100 of deposits. Additionally, on May 22, 2009, the FDIC announced a final rule imposing a 5 basis point special emergency assessment on June 30, 2009, payable September 30, 2009. The amount of the assessment will be $0.05 for each $100 of assets, less Tier 1 capital, as of June 30, 2009, but the amount of the assessment is capped at 10 basis points of domestic deposits. The final rule also allows the FDIC to impose additional special emergency assessments on or after September 30, 2009, of up to 5 basis points per quarter, if necessary to maintain public confidence in FDIC insurance. The FDIC has indicated that a second assessment is probable. These higher FDIC assessment rates and special assessments will have an adverse impact on our results of operations. Presently, we anticipate our FDIC insurance related costs (assuming the 5 basis point special emergency assessment on June 30, 2009, payable September 30, 2009, is the only special assessment in 2009) to increase to $1.5 million in 2009 from $481,000 in 2008 and $69,000 in 2007, and we are unable to predict the impact in future periods in the event the economic crisis continues.

Competition may adversely affect our business.

Our market areas are highly competitive. In addition to competition from commercial banks (including certain larger regional banks) and savings associations, we also compete with numerous credit unions, finance companies, insurance companies, mortgage companies, securities and brokerage firms, money market mutual funds, loan production offices and other providers of financial services. We compete with these firms in terms of pricing, delivery channels, product features, service quality, responsiveness and other factors. We also compete directly with a large number of financial service providers who do not have a physical presence in our markets but have been successful in selling their services using technology and sophisticated target marketing techniques. We fully expect these companies to increase their future efforts to attract business from our customers.

Increasing competition may decrease the prices we can charge for our services or cause us to pay higher rates for customer deposits. Additionally, we are continuously required to update our technology products (such as internet banking and remote deposit capture) to meet our customers’ needs and demands, in order to retain those customers. Although our costs for these technology products may increase, we may be unable to pass along the cost of those products to our customers. Many of our competitors possess substantially greater financial resources and lending limits than we do, and they may provide services to their customers that we do not offer. These factors, alone or in combination with others, may have an adverse effect on our business, results of operations and financial condition.

Inability to hire or retain certain key professionals, management and staff could adversely affect our revenues and net income.

We rely on key personnel to manage and operate our business, including major revenue generating functions such as the loan and deposit portfolios. The loss of key staff may adversely affect our ability to maintain and manage these portfolios effectively, which could negatively affect our revenues. In addition, loss of key personnel could result in increased recruiting and hiring expenses, which could cause a decrease in our net income.

We are subject to environmental liability risk associated with our properties and lending activities.

We own a number of our bank office properties. In addition, a significant portion of our loan portfolio is secured by real property. During the ordinary course of business, we may foreclose on and take title to properties securing certain loans. There is a risk that hazardous or toxic substances could be found on any of these properties. If hazardous or toxic substances are found, we may be liable for remediation costs, as well as for personal injury and property damage. Environmental laws may require us to incur substantial expenses and may materially reduce the affected property’s value or limit our ability to use or sell the affected property. In addition, future laws or more stringent interpretations or enforcement policies with respect to existing laws may increase our exposure to environmental liability. The remediation costs and any other financial liabilities associated with an environmental hazard could have a material adverse effect on our financial condition and results of operations.

Our controls and procedures may fail or be circumvented.

Management regularly reviews and updates our internal controls, disclosure controls and procedures, and corporate governance policies and procedures. Any system of controls, however well designed and operated, is based in part on certain assumptions and can provide only reasonable, not absolute, assurances that the objectives of the system are met. Any failure or circumvention of our controls and procedures or failure to comply with regulations related to controls and procedures could have a material adverse effect on our business, results of operations and financial condition.

Our information systems may experience an interruption or breach in security.

We rely heavily on communications and information systems to conduct our business. Any failure, interruption or breach in security of these systems could result in failures or disruptions in our customer relationship management, general ledger, deposit, loan and other systems. While we have policies and procedures designed to prevent or limit the effect of the failure, interruption or security breach of our information systems, there can be no assurance that any such failures, interruptions or security breaches will not occur or, if they do occur, that they will be adequately addressed. The occurrence of any failures, interruptions or security breaches of our information systems could damage our reputation, result in a loss of customer business, subject us to additional regulatory scrutiny, or expose us to civil litigation and possible financial liability, any of which could have a material adverse effect on our financial condition and results of operations.

We are also dependent on third-party service providers for data processing and other information processing systems that support our day-to-day banking, investment, and trust activities that are integral to our banking relationships with our customers. Any disruption in the services provided by these third parties could have an adverse effect on our operations and our ability to meet our customers’ needs.

Risks Relating to this Offering and the Debentures

The debentures are unsecured, and we cannot make payments under the debentures if we default on our more senior obligations.

The debentures are not secured by any of our assets, and our obligations under the debentures rank junior to all of our other borrowings, except those borrowings that by their terms rank equal or junior to the debentures, including our junior subordinated debentures in the aggregate principal amount of $3.1 million issued to Monroe Bancorp Capital Trust I, and our junior subordinated debentures in the aggregate principal amount of $5.2 million issued to Monroe Bancorp Statutory Trust II, which will rank junior to the debentures being offered in this prospectus. This means that we cannot pay principal or interest under the debentures if we default on payments under any of our other borrowings, unless by their terms, those borrowings rank equal or junior to the debentures. In addition, if the maturity of the debentures is accelerated upon the occurrence of certain events, such as our filing for bankruptcy, we cannot make payments on the debentures without the prior approval of the Federal Reserve, if required, and not until all of our more senior borrowings are paid in full. Finally, if we liquidate, are placed in receivership or dissolve, or enter bankruptcy proceedings, we would be able to make payments on the debentures only after we have paid all of our liabilities senior to the debentures.

The debentures are subject to limited rights of acceleration and may be accelerated only in the event of our bankruptcy or the receivership of the Bank.

Payment of principal of the debentures may be accelerated by the trustee or the holders of the debentures only in the case of certain events, such as our filing for bankruptcy. Thus, you have no right to accelerate the payment of principal of the debentures if we fail to pay interest on the debentures or if we fail in the performance of any of our other obligations under the debentures or the indenture.

Our holding company structure effectively subordinates any claims of the holders of the debentures against us to those of our subsidiaries’ creditors.

Because we are a holding company, the creditors of our subsidiaries, including depositors of the Bank, will have priority over the claims of the holders of the debentures in any distribution of our subsidiaries’ assets in liquidation, reorganization or otherwise. We receive substantially all of our revenue from dividends from the Bank. Because we are a holding company, our right to participate in any distribution of the assets of our banking or nonbanking subsidiaries, upon a subsidiary’s dissolution, winding-up, liquidation or reorganization or otherwise, and thus your ability to benefit indirectly from such distribution, is subject to the prior claims of creditors of any such subsidiary (including depositors), except to the extent that we may be a creditor of that subsidiary and our claims are recognized. There are legal limitations on the extent to which some of our subsidiaries may extend credit, pay dividends or otherwise supply funds to, or engage in transactions with, us or some of our other subsidiaries. Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay amounts due under our contracts or otherwise to make any funds available to us. Accordingly, the debentures will be effectively subordinated to all existing and future liabilities of our subsidiaries. As of March 31, 2009, we had approximately $759.5 million outstanding principal amount of liabilities (including deposit liabilities of the Bank) to which the debentures are effectively subordinated.

We have made only limited covenants in the indenture, which may not protect your investment in the event we experience significant adverse changes in our financial condition or results of operations.

The covenants in the indenture governing the debentures are extremely limited. For example, the indenture does not require us to maintain any financial ratios or specified levels of net worth, revenues, income, cash flow or liquidity, and therefore does not protect holders of the debentures in the event we experience significant adverse changes in our financial condition or results of operations. The indenture does not prevent us or any subsidiary from borrowing money, issuing securities, or otherwise incurring future indebtedness that has rights to payment that are expressly or effectively senior to, or equal with, the rights of payment of the holders of the debentures. Our incurrence of additional indebtedness potentially could diminish the resources we have to service our indebtedness, including the debentures. Therefore, you should not consider the provisions of the indenture a significant factor in evaluating whether we will be able to comply with our obligations under the debentures.

We will not be limited in our ability to incur additional indebtedness.

Neither the indenture nor the debentures limit our ability or the ability of our subsidiaries to incur additional indebtedness, guarantees or other liabilities in the future. Any additional indebtedness may rank senior, equal or junior to the debentures. Our incurrence of additional indebtedness, even if it is junior to the debentures, potentially could diminish the resources we have to service our then existing indebtedness, including the debentures.

Our ability to make interest payments on the debentures may be restricted.

We intend to invest at least $10.0 million of the proceeds from this offering in the Bank. Our ability to make interest and principal payments on the debentures will be dependent upon dividends we receive from the Bank. Under Indiana law, the Bank may pay dividends from its undivided profits in an amount declared by its board of directors, subject to prior approval of the Indiana Department of Financial Institutions (the “DFI”) if the proposed dividend, when added to all prior dividends declared during the current calendar year, would be greater than the current year’s “net profits” and retained “net profits” for the previous two calendar years. Federal law generally prohibits the Bank from paying a dividend to our holding company if the depository institution would thereafter be undercapitalized. The FDIC may prevent an insured bank from paying dividends if the bank is in default of payment of any assessment due to the FDIC. In addition, payment of dividends by a bank may be prevented by the applicable federal regulatory authority if such payment is determined, by reason of the financial condition of such bank, to be an unsafe and unsound banking practice. Under these circumstances, federal or state banking authorities have the authority to issue orders that could restrict the ability of the Bank to pay sufficient dividends to us in order to allow us to make payment under the debentures.

In addition, as a bank holding company, we are expected to act as a source of financial strength to the Bank and to commit resources to support the operations of the Bank. If we need to commit additional resources to support the operations of the Bank, our ability to make interest payments on the debentures may be limited.

The debentures are not deposits and are not insured by the FDIC.

The debentures are unsecured, subordinated obligations of our company and not the Bank. The debentures are not bank deposits and, therefore, are not insured against loss by the FDIC, any deposit insurance fund or any other agency. The debentures are not guaranteed by any person or entity. In addition, because the debentures are subordinated debt, they are not eligible to be guaranteed by the FDIC under the FDIC’s Debt Guarantee Program (“DGP”) discussed elsewhere in this prospectus. If you acquire the debentures, your investment is not insured or guaranteed and, therefore, you may lose some or all of the value of your investment.

The secondary market for the debentures may be illiquid.

The debentures will not be listed on any securities exchange. Although we currently expect the debentures to be listed on the Pink Sheets, we do not expect an active trading market for the debentures to develop. As a result, holders of the debentures likely will not be able to resell their debentures and thus should be prepared to hold the debentures until the maturity date. The debentures are not a suitable investment for investors that may need liquidity prior to the maturity date.

In the event we redeem the debentures before           , 2019, you may not be able to reinvest your principal at the same or a higher rate of return.

We may redeem the debentures, in whole or in part, and without premium or penalty, at any time on or after           , 2012, subject to certain conditions. You should assume that we will exercise our redemption option if we are able to obtain capital at a lower cost than we must pay on the debentures or if it is otherwise in our interest to redeem the debentures. If the debentures are redeemed, you may be required to reinvest your principal at a time when you may not be able to earn a return that is as high as you were earning on the debentures.

We have broad discretion in the use of the net proceeds from this offering.

We will have broad discretion in determining how the proceeds of the offering will be used by the Bank (to which the first $10.0 million of the net proceeds of this offering will be contributed) and by us. While our board of directors believes the flexibility in application of the net proceeds is prudent, the broad discretion it affords entails increased risks to the investors in this offering. Investors in this offering have no current basis to evaluate the possible merits or risks of any application of the net proceeds of this offering and may not agree with the manner in which we choose to allocate and spend the net proceeds.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

In this prospectus, we make certain statements relating to our expectations regarding the future. These types of statements are considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements can include statements about our net interest income or net interest margin; adequacy of allowance for loan losses, and the quality of our loans, investment securities and other assets; simulations of changes in interest rates; litigation results; dividend policy; estimated cost savings, plans and objectives for future operations; and expectations about our financial and business performance and other business matters as well as economic and market conditions and trends. All statements other than statements of historical fact included in this prospectus, including statements regarding our financial position, business strategy and the plans and objectives of our management for future operations, are forward-looking statements. When used in this prospectus, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend” and similar expressions, as they relate to us or our management, identify forward-looking statements.

Such forward-looking statements are based on the beliefs of our management, as well as assumptions made by and information currently available to our management, and are subject to risks, uncertainties, and other factors. Actual results may differ materially and adversely from the expectations of management that are expressed or implied by any forward-looking statement. The discussions in “Risk Factors” beginning on page 10 above list some of the factors that could cause our actual results to vary materially from those expressed or implied by any forward-looking statements. Other risks, uncertainties, and factors that could cause our actual results to vary materially from those expressed or implied by any forward-looking statement include, but are not limited to:

•	the unknown future direction of interest rates and the timing and magnitude of any changes in interest rates;

•	changes in competitive conditions;

•	the introduction, withdrawal, success and timing of asset/liability management strategies or of mergers and acquisitions and other business initiatives and strategies;

•	changes in customer borrowing, repayment, investment and deposit practices;

•	changes in fiscal, monetary and tax policies;

•	changes in financial and capital markets;

•	continued deterioration in general economic conditions, either nationally or locally, resulting in, among other things, credit quality deterioration;

•	capital management activities, including possible future sales of new securities, or possible repurchases or redemptions by us of outstanding debt or equity securities;

•	factors driving impairment charges on investments;

•	the impact, extent and timing of technological changes;

•	litigation liabilities, including related costs, expenses, settlements and judgments, or the outcome of matters before regulatory agencies, whether pending or commencing in the future;

•	actions of the Federal Reserve and other state and federal bank regulatory agencies;

•	changes in accounting principles and interpretations;

•	actions of the Department of the Treasury and the FDIC under EESA, the Federal Deposit Insurance Act (“FDIC Act”), ARRA, and other legislative and regulatory actions and reforms; and

•	the continued availability of earnings and excess capital sufficient for the lawful and prudent declaration and payment of cash dividends.

Such statements reflect our views with respect to future events and are subject to these and other risks, uncertainties and assumptions relating to our operations, results of operations, growth strategy and liquidity. Readers are cautioned not to place undue reliance on these forward-looking statements. It is intended that these forward-looking statements speak only as of the date they are made. We do not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect future events or circumstances or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

We estimate that the net proceeds of this offering will be approximately $      after deducting expenses related to this offering payable by us, estimated at approximately $     , and underwriting commissions.

We intend to use up to $10.0 million of the net proceeds of this offering to further capitalize the Bank in order to solidify our balance sheet against future credit losses and, eventually, to support our continued growth. We intend to retain the net proceeds in excess of $10.0 million at the parent company for general corporate purposes.

CAPITALIZATION

The following table sets forth our consolidated capitalization as of March 31, 2009, on an actual basis and as adjusted to give effect to the issuance of the debentures and the use of proceeds set forth under “Use of Proceeds”. You should read the following table together with our consolidated financial statements and notes thereto included in this prospectus.

	March 31, 2009
	Actual	As Adjusted
	(Unaudited)
	(Dollars in thousands, except share data)

Debt Obligations:
Federal Home Loan Bank and other borrowings	$76,822	$76,822
Redeemable subordinated debentures	0	12,000
Junior subordinated debentures	8,248	8,248

Total debt obligations	$85,070	$97,070

Shareholders’ equity:
Common stock, no-par value,18,000,000 shares authorized, 6,227,550 issued and outstanding	137	137
Additional paid-in capital	4,423	4,423
Retained earnings	50,926	50,926
Accumulated other comprehensive income	571	571
Unearned ESOP shares	(80)	(80)

Total shareholders’ equity	$55,977	$55,977

Total capitalization	$64,225	$76,225

Company Capital Ratios(1):
Total Risk-Based Capital Ratio	11.37%	13.28%
Tier 1 Risk-Based Capital Ratio	10.11%	10.11%
Leverage Ratio	7.70%	7.70%

Bank Capital Ratios(1):
Total Risk-Based Capital Ratio	11.29%	12.89%
Tier 1 Risk-Based Capital Ratio	10.04%	11.63%
Leverage Ratio	7.64%	8.85%

(1)	Assumes the debentures qualify for Tier 2 regulatory capital classification at our holding company and the $10 million of proceeds to be invested in the Bank qualifies as Tier 1 capital.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

This Management’s Discussion and Analysis should be read with the consolidated financial statements included elsewhere in this prospectus. The financial statements reflect the consolidated financial condition and results of operations of Monroe Bancorp and its wholly owned subsidiary, Monroe Bank, and the Bank’s majority owned subsidiaries, HIE Enterprises, LLC and MB Portfolio Management, Inc., and MB Portfolio Management’s majority owned subsidiary, MB REIT, Inc.

Executive Overview

We are a one-bank holding company formed under Indiana law in 1984. We hold all of the outstanding stock of Monroe Bank, which was formed in 1892. The Bank is our primary business. Our primary office is located in Bloomington, Indiana, but we conduct business from 18 locations in Monroe, Hamilton, Hendricks, Jackson and Lawrence Counties, Indiana.

Overview of the Quarter Ended March 31, 2009. Net income for the first quarter of 2009 was $1.1 million, a 30.5 percent decrease from net income of $1.6 million for the same quarter last year. Basic and diluted earnings per share for the first quarter of 2009 were $0.178, down 30.5 percent from $0.256 per basic and diluted share for the first quarter of 2008. The following items affected our financial results during the quarter ended March 31, 2009:

•	General Economic Conditions in the Real Estate Markets – Among the primary areas of management focus during 2008 and 2009 were managing the deterioration of asset quality resulting from slowing economic activity and stresses in the residential housing markets. Nonperforming assets and 90-day past due loans totaled $17.3 million, or 2.10 percent of total assets, at March 31, 2009 compared to $18.8 million, or 2.29 percent of total assets, at December 31, 2008 and $8.4 million, or 1.08 percent of total assets, at March 31, 2008. The provision for loan losses for the three months ended March 31, 2009 totaled $2.6 million, a $1.7 million increase over the $880,000 provision made during the same period of 2008 due to management’s assessment of potential losses in the Bank’s loan portfolio.

•	Securities Gains – Securities gains of $1.0 million were realized from sales of investment securities during the first three months of 2009 compared to $140,000 in the same period of 2008.

•	Compensation Expenses – Total compensation expenses (salaries, incentive compensation and benefits) decreased by $301,000, or 9.2 percent, to $3.0 million for the first three months of 2009 compared to $3.3 million for the first three months of 2008 due primarily to a reduction in staff levels and the reduction and elimination of certain incentive plans.

•	Gains on Loan Sales – Gains on the sale of loans totaled $290,000 for the first quarter of 2009, a 46.5 percent increase over the $198,000 in the first quarter of 2008 due to strong residential mortgage loan refinancing activity.

•	FDIC Assessment Expense – We experienced a $235,000 or 489.6 percent increase in deposit insurance expense in the first three months of 2009 compared to the same period in 2008 related to the new insurance assessment methodology set forth in the FDIC Act. The FDIC Act allocated credits to us that could be applied toward quarterly FDIC assessments. Our credits were depleted in the first quarter of 2008 which contributed to the increased 2009 expense. In addition, the FDIC assessment rate increased substantially in 2009 compared to 2008.

In February 2009, the FDIC voted to amend the restoration plan for the Deposit Insurance Fund (“DIF”). The amended restoration plan extended the period of time to raise the DIF reserve ratio to 1.15 percent from five to seven years. The amended restoration plan also includes a final rule that sets assessment rates. Under this final rule, beginning on April 1, 2009 we expect our assessed FDIC premium to materially increase.

The FDIC has also adopted a final rule imposing a 5 basis point special assessment on insured institutions as of June 30, 2009, which will be payable on September 30, 2009. The assessment will be equal to $0.05 for each $100 of each institution’s assets, less Tier 1 capital, as of June 30, 2009, but the amount of such assessment is capped at 10 basis points of domestic deposits. The final rule also allows the assessment of additional special assessments of up to 5 basis points per quarter, beginning September 30, 2009, as deemed necessary. The FDIC has indicated that a second emergency assessment is probable. While certain aspects of the FDIC’s assessment plan remain unresolved, it is anticipated the impact of 2009 FDIC assessments will be material to the 2009 results of operations.

We announced on April 27, 2009, several actions related to efforts to increase capital. The first action was to withdraw our application to participate in the Treasury’s Capital Purchase Program. As the program evolved over the months since it was announced it became increasingly clear that participation in the program was not in our best interests or those of our shareholders due to both the costs of the program and the market’s reaction to the program. In place of the Capital Purchase Program, we announced that we would increase capital by reducing the quarterly dividend on our common stock from $0.13 per share to $0.01 per share and by issuing subordinated debt securities, represented by the debentures offered by this prospectus. Management believes that these actions will help ensure that the Bank continues to be well-capitalized during the current economic downturn and allow us to be in a stronger position for growth when the economy improves.

Overview of the Year Ended December 31, 2008. The primary issue that affected us in 2008 was the downturn in the economy and related stress in residential housing markets. We focused much of our efforts on managing the deterioration of asset quality resulting from the effect that deteriorating economic conditions had on loans made primarily to residential real estate development related projects. The increase in our provision for loan losses ($8.9 million in 2008 compared to $2.0 million in 2007) was largely due to asset quality issues related to this market segment.

Management focused its efforts in 2008 on developing methodologies to identify potentially weak credits as early as possible, which enabled a proactive and aggressive approach to managing these credits and the development of workout strategies as appropriate. Nonetheless, loans 30 days past due increased from $10.1 million, or 1.7 percent of total loans, at December 31, 2007 to $17.3 million, or 2.7 percent of total loans, at December 31, 2008. Past due loans increased during this period by $7.2 million, or 71.7 percent. During the same period, non-performing loans (non-accrual loans and troubled debt restructuring) increased from $6.9 million, or 1.2 percent of total loans, to $14.3 million, or 2.3 percent of total loans, at December 31, 2008. Of the non-performing loans outstanding at December 31, 2008, $14.0 million, or 97.4 percent, were secured by real estate (net of any charge-downs previously taken). The increase in past due loans and non-performing loans was driven by loans internally defined as Residential Real Estate Development, Residential Speculative Construction, Unimproved Land and loans secured by 1-4 Family Non-Owner Occupied Residential Properties. Management believes the presence of real estate collateral mitigates the level of expected loss though the level of mitigation is uncertain due to the difficulty ascertaining real estate values at this time. Residential Real Estate Development, Residential Speculative Construction, Unimproved Land and loans secured by 1-4 Family Non-Owner Occupied Residential Properties that were 30 days or more past due at year-end 2008 totaled $11.1 million.

A second area of focus was investing in facilities and equipment to enable us to continue our growth. In January 2008, we opened a full-service banking center in Avon, Hendricks County, which followed the December 2007 opening of our new banking center in Plainfield, also in Hendricks County. We opened our first full-service banking center in Brownsburg, Hendricks County in 2006. Prior to the opening of these banking centers, we serviced these markets from limited service branches located in less visible locations. Our growth plans in the northeast area of the Indianapolis metropolitan region commenced with the opening in September 2008 of a new, full-service banking center in Noblesville located in rapidly growing Hamilton County. We do not anticipate opening any additional banking centers during the next three fiscal years.

A third area of focus was noninterest income growth primarily in our debit card interchange fees, service charges on deposit accounts and Wealth Management Group. Debit card interchange fees were $1.1 million in 2008, compared to $950,000 in 2007, an increase of 15.6 percent largely due to increased debit card usage. Service charges on deposit accounts were $3.8 million in 2008, compared to $3.7 million in 2007, an increase of 3.2 percent primarily due to increased overdraft activity. Despite a depressed stock market, income from wealth management activities (trust and asset management) increased by $144,000 or 6.4 percent over 2007 primarily due to a fee schedule increase implemented in April 2007 that was phased in over several months in 2007. Trust assets under management declined to $300.5 million at December 31, 2008, a 15.0 percent decrease from the balance of $353.7 million a year ago. The decline in assets under management was the result of the decline in market values that took place in 2008, more than offsetting the value of assets added through business development activities. The income growth in these areas helped to offset a decline in income from mortgages sold in the secondary market during 2008. With the downturn in the economy, the demand for mortgage refinancing and new home loans had decreased.

A fourth area of management focus was pricing discipline and other strategies to offset pressure on our net interest margin created by an increase in non-accrual loans. To combat this and other adverse factors, management’s efforts to improve our net interest margin included the development of a loan pricing model, establishing floors on variable rate loan products, increased efforts to attract lower cost checking accounts and increased use of competitively priced brokered certificates of deposit. Despite these and other actions, our tax-equivalent net interest margin decreased to 3.30 percent for 2008 compared to 3.37 percent for 2007. The seven basis point decline experienced in 2008 is similar to the five point decrease that took place between 2006 (3.42 percent) and 2007 (3.37 percent). The tax-equivalent net interest margin was affected negatively in 2008 by the increase in loans being placed on non-accrual during the year. Non-accrual loans totaled $14.3 million at year-end 2008 compared to $6.9 million at year-end 2007, an increase of $7.4 million, or 107.1 percent. The increase in non-accrual loans resulted from slowing economic activity and stresses in the residential housing market.

Total loans (including loans held for sale) at December 31, 2008 were $633.1 million, which was 8.3 percent greater than the December 31, 2007 balance of $584.8 million. The loan growth experienced in 2008 exceeded the loan growth rate for 2007 (4.5 percent) and 2006 (6.5 percent). In 2008, most of the loan growth took place at our locations in Monroe County. At year-end 2008, we had total loans of $172.0 million at our Central Indiana locations (Hendricks and Hamilton counties), up $6.2 million or 3.8 percent from $165.7 million at year-end 2007.

Both our and the Bank’s capital ratios continue to exceed regulatory minimums and the Bank is considered “well-capitalized” as defined by its regulatory agencies. At December 31, 2008, the Bank had a Tier 1 risk-based capital ratio of 10.0 percent and a total risk-based capital percentage of 11.3 percent with $8.0 million of excess total capital above the regulatory total risk-based capital ratio of 10.0 percent required to be considered “well-capitalized”.

We earned $0.640 per basic and $0.639 per diluted common share during 2008 as compared to $1.240 per basic and $1.235 per diluted share for 2007. Return on average shareholders’ equity for 2008 was 7.11 percent, compared to 14.79 percent for the year ended December 31, 2007. Return on average assets for the year ended December 31, 2008 was 0.50 percent, compared to 1.04 percent for the year ended December 31, 2007.

Critical Accounting Policies

Generally accepted accounting principles require management to apply significant judgment to certain accounting, reporting and disclosure matters. Management must use assumptions and estimates to apply those principles where actual measurement is not possible or practical. For a complete discussion of our significant accounting policies, see Note 1 to our audited consolidated financial statements as of and for the year ended December 31, 2008 (the “2008 Consolidated Financial Statements”) and discussion throughout this Management’s Discussion and Analysis. The following is a discussion of our critical accounting policies. These policies are critical because they are highly dependent upon subjective or complex judgments, assumptions and estimates. Changes in such estimates may have a significant impact on our financial statements. Management has reviewed the application of these policies with our Audit Committee.

Allowance for Loan Losses. The allowance for loan losses represents management’s estimate of probable losses inherent in our loan portfolio. In determining the appropriate amount of the allowance for loan losses, management makes numerous assumptions, estimates and assessments.

Our strategy for credit risk management includes centralized credit policies, uniform underwriting criteria for all loans and establishing a customer-level lending limit. The strategy also emphasizes diversification on an industry and customer level, and regular reviews of loans experiencing deterioration of credit quality.

Importantly, management’s approach to credit risk management avoided direct exposure to sub-prime residential mortgages in the form of whole loans or investment securities (our mortgage backed securities are all agency issued and secured). The sub-prime residential mortgage crisis has contributed to a general weakening of 1-4 family residential lending markets, which in turn creates stress for loan customers involved with residential development. We actively monitor our exposure to this market segment as part of our overall credit management strategy.

Our allowance for loan losses consists of three components: probable losses estimated from individual reviews of specific loans, probable losses estimated from historical loss rates, and probable losses resulting from economic or other deterioration above and beyond what is reflected in the first two components of the allowance.

Larger commercial loans that exhibit probable or observed credit weaknesses are subject to individual review. Where appropriate, reserves are allocated to individual loans based on management’s estimate of the borrower’s ability to repay the loan given the availability of collateral, other sources of cash flow and legal options available to us. Included in the review of individual loans are those that are impaired as provided in SFAS No. 114, Accounting by Creditors for Impairment of a Loan. Any allowances for impaired loans are determined by the present value of expected future cash flows discounted at the loan’s effective interest rate or fair value of the underlying collateral. The future cash flows are based on management’s best estimate and are not guaranteed to equal actual future performance of the loan. We evaluate the collectability of both principal and interest when assessing the need for a loss accrual. Historical loss rates are applied to other commercial loans not subject to specific reserve allocations.

Homogenous loans, such as consumer installment and residential mortgage loans, are risk graded and standard credit scoring systems are used to assess credit risks. Reserves are established for each pool of loans based on the expected net charge-offs for one year. Loss rates are based on the average net charge-off history by loan category.

Historical loss rates for commercial and consumer loans may be adjusted for significant factors that, in management’s judgment, reflect the impact of any current conditions on loss recognition. Factors that management considers in the analysis include the effects of the national and local economies, trends in the nature and volume of loans (delinquencies, charge-offs and non-accrual loans), changes in mix, credit score migration comparisons, asset quality trends, risk management and loan administration, changes in the internal lending policies and credit standards, collection practices and examination results from bank regulatory agencies and our internal loan review.

An unallocated reserve is maintained to recognize the imprecision in estimating and measuring loss when evaluating reserves for individual loans or pools of loans. Allowances on individual loans and historical loss rates are reviewed quarterly and adjusted as necessary based on changing borrower and/or collateral conditions and actual collection and charge-off experience.

Our primary market areas for lending are Monroe, Hamilton, Hendricks, Jackson and Lawrence counties and the surrounding counties in Indiana. When evaluating the adequacy of allowance, consideration is given to this regional geographic concentration and the closely associated effect changing economic conditions have on our customers.

We have not substantively changed any aspect of our overall approach to determining the allowance for loan losses but the weight placed on various risk components used in our approach has changed as deemed appropriate with economic conditions and other factors such as recent trends.

Valuation of Securities. Our available for sale and trading security portfolio is reported at fair value. The fair value of a security is determined based on quoted market prices. If quoted market prices are not available, fair value is determined based on quoted prices of similar instruments. Available for sale and held to maturity securities are reviewed quarterly for possible other-than-temporary impairment. The review includes an analysis of the facts and circumstances of each individual investment such as the length of time the fair value has been below cost, the expectation for that security’s performance, the credit worthiness of the issuer and our ability to hold the security to maturity. A decline in value that is considered to be other-than temporary is recorded as a loss within other operating income in the consolidated statements of income.

Non-GAAP Financial Measures

In January 2003, the United States Securities and Exchange Commission issued Regulation G, “Conditions for Use of Non-GAAP Financial Measures.” A non-GAAP financial measure is a numerical measure of a company’s historical or future performance, financial position, or cash flow that excludes (includes) amounts or adjustments that are included (excluded) in the most directly comparable measure calculated in accordance with generally accepted accounting principles (“GAAP”). Regulation G and Item 10 to Regulation SK require companies that present non-GAAP financial measures in filed documents to disclose (i) with equal or greater prominence, the most directly comparable GAAP financial measure, (ii) quantitative reconciliation to the most directly comparable GAAP financial measure, (iii) a statement of the reasons why management believes the non-GAAP measure provides useful information to investors about our financial condition or results of operations, and (iv) any additional purposes for which management uses the non-GAAP measure. Management has used the following non-GAAP financial measure throughout this Management’s Discussion and Analysis:

•	In the “Net Interest Income” section, the discussion is focused on tax-equivalent rates and margin. Municipal bond and municipal loan interest has been converted to a tax-equivalent rate using a federal tax rate of 34 percent. Management believes a discussion of the changes in tax-equivalent rates and margin is more relevant because it better explains changes in after-tax net income.

•	In the “Summary of Consolidated Financial Information” section of this prospectus, we report noninterest income and noninterest expense without the effect of unrealized gains and losses on securities in a grantor trust (the “Rabbi Trust”) established to hold the assets for the Monroe Bancorp Directors’ Deferred Compensation Plan, the Monroe Bancorp Directors’ 2005 Deferred Compensation Plan, the Monroe Bancorp Employees’ Deferred Compensation Plan and the Monroe Bancorp Employees’ 2005 Deferred Compensation Plan (collectively, the “Nonqualified Plans”), which is a non-GAAP financial measure. Other income includes realized and unrealized securities gains and losses and capital gain dividends on trading securities (mutual funds) held in the Rabbi Trust in connection with the Nonqualified Plans. These securities are held as trading securities, and hence, unrealized gains and losses are recognized on the income statement. Any unrealized or realized loss on securities held in the Rabbi Trust net of any dividend, interest and capital gain dividend income earned on the securities in the Rabbi Trust (included in net interest income) are directly offset by a decrease to directors’ fee/deferred executive compensation expense (included in other expense), and conversely, any net realized or unrealized gain combined with interest, dividends and capital gain dividends earned on the securities in the trust are directly offset by an increase to directors’ fee/deferred executive compensation expense. These offsets are included in the line item identified on page F-11 of the 2008 Consolidated Financial Statements as “Appreciation (depreciation) in directors’ and executives’ deferred compensation plans.” The activity in the Rabbi Trust has no effect on our net income, therefore, management believes a more accurate comparison of current and prior year noninterest income and noninterest expense can be made if the trustee fees and Rabbi Trust realized and unrealized gains, losses, capital gain dividends and offsetting appreciation (depreciation) are removed.

Results of Operations

			As of and For the
	As of and For the		Years Ended December 31,
	Three Months			Change	Change		Change	Change
	Ended March 31			from	from		from	from
Summary of Operations	2009	2008	2008	2007	2007	2007	2006	2006
	(Unaudited)
	(Dollars in thousands except per share data)

Net interest income	$5,942	$5,876	$23,601	$562	2.44%	$23,039	$374	1.65%
Less: provision for loan losses	2,600	880	8,880	6,845	336.36	2,035	835	69.58
Net interest income after provision	3,342	4,996	14,721	(6,283)	(29.91)	21,004	(461)	(2.15)
Other income	3,262	2,364	10,033	(218)	(2.13)	10,251	759	8.00
Other expense	5,223	5,391	20,732	106	0.51	20,626	528	2.63
Net income	1,107	1,593	3,979	(3,827)	(49.03)	7,806	220	2.90
Per Common Share
Basic earnings per share	$0.178	$0.256	$0.640	$(0.600)	(48.39)%	$1.240	$0.086	7.45%
Diluted earnings per common share	0.178	0.256	0.639	(0.596)	(48.26)	1.235	0.085	7.39
Cash dividends per common share	0.13	0.13	0.52	0.03	6.12	0.49	0.01	2.08
Ratios Based on Average Balances
Annualized return on assets	0.54%	0.82%	0.50%	N/A	(51.92)%	1.04%	N/A	0.00%
Annualized return on equity	8.00	11.62	7.11	N/A	(51.93)	14.79	N/A	1.37

Net Income

Comparison of the Quarters Ended March 31, 2009 and March 31, 2008

Net income for the first quarter of 2009 was $1.1 million, a 30.5 percent decrease from net income of $1.6 million for the same quarter last year. Basic and diluted earnings per share for the first quarter of 2009 were $0.178, down 30.5 percent from $0.256 per basic and diluted share for the first quarter of 2008. Annualized return on average equity for the first quarter of 2009 decreased to 8.00 percent compared to 11.62 percent for first quarter of 2008. The annualized return on average assets was 0.54 percent for the first quarter of 2009 compared to 0.82 percent for the same period of 2008.

The decline in net income resulted primarily from an increase in the provision for loan losses. The provision for loan losses totaled $2.6 million for the first quarter of 2009 compared to $880,000 for the same period of 2008.

Comparison of the Years Ended December 31, 2008 and December 31, 2007

In 2008, net income decreased $3.8 million, or 49.0 percent, from 2007. Management determined the following significant factors affected 2008 net income:

•	Provision for Loan Losses. The provision for loan losses was $8.9 million in 2008, an increase of $6.8 million, or 336.4 percent over 2007. With the general economic problems in 2008, most notably the downturn in the housing market, an increase in the provision expense was necessary to insure adequate coverage of probable incurred losses inherent in our loan portfolio.

•	Loan and deposit growth and decline in the net interest margin. Loans, excluding loans held for sale, were $629.7 million at December 31, 2008, an increase of $47.8 million, or 8.2 percent, over year-end 2007. Total deposits grew $45.5 million, or 7.3 percent, with $41.7 million of growth in interest-bearing deposits. Noninterest-bearing deposits increased $2.8 million, or 3.4 percent. Our Hendricks and Hamilton County offices accounted for 13.1 percent of the overall loan growth in 2008 while their deposits decreased by $9.2 million in 2008. The tax-equivalent net interest margin as a percent of average interest-earning assets decreased to 3.30 percent in 2008 from 3.37 percent in 2007.

Comparison of the Years Ended December 31, 2007 and December 31, 2006

In 2007, net income increased $220,000, or 2.9 percent over 2006. Management attributed positive increases in 2007 income to the following:

•	Loan and deposit growth and decline in the net interest margin. Loans, excluding loans held for sale, were $581.9 million at December 31, 2007, an increase of $24.9 million, or 4.5 percent, over year-end 2006. Total deposits grew $30.4 million, or 5.2 percent, with $28.6 million of growth in interest-bearing deposits. Noninterest-bearing deposits increased $1.8 million, or 2.2 percent. Our Hendricks and Hamilton County offices accounted for 78.6 percent of the loan growth in 2007 and 60.3 percent of the deposit growth. The tax-equivalent net interest margin as a percent of average interest-earning assets decreased to 3.37 percent in 2007 from 3.42 percent in 2006.

•	Growth in other income. Total noninterest income increased by $759,000, or 8.0 percent in 2007 compared to 2006. We experienced growth in our trust department fee income of $542,000, or 31.9 percent, in debit card interchange income of $174,000, or 22.4 percent and in commissions from annuity sales and full-service brokerage fees of $125,000, or 15.9 percent. These increases were partially offset by decreases in gains on sales of residential mortgage loans of $228,000, or 21.8 percent, in 2007 compared to 2006.

Net Interest Margin and Net Interest Income

Net interest income is the primary source of our earnings. It is a function of net interest margin and the level of average earning assets.

The table below summarizes our asset yields, interest expense, and net interest income as a percent of average earning assets for the quarters ending March 31, 2009 and 2008, and for each year of the three-year period ended December 31, 2008. Unless otherwise noted, interest income and expense is shown as a percent of average earning assets on a fully tax-equivalent basis.

			Tax-
			equivalent		Tax-equivalent	Tax-	Net Interest
	Interest	Interest	Net Interest	Earning	Net Interest	equivalent	Income (not
	Income	Expense	Margin	Assets	Income	Adjustment	Tax-equivalent)

March 31, 2009	5.01%	1.81%	3.20%	$769,735	$6,073	$131	$5,942
March 31, 2008	6.47%	3.11%	3.36%	725,793	6,071	195	5,876

December 31, 2008	5.86%	2.56%	3.30%	736,903	24,318	717	23,601
December 31, 2007	6.99%	3.62%	3.37%	703,675	23,735	696	23,039
December 31, 2006	6.64%	3.22%	3.42%	681,999	23,297	632	22,665

Comparison of the Quarters Ended March 31, 2009 and March 31, 2008

The net interest margin as a percent of average earnings assets was 3.13 percent for the first three months of 2009, down from 3.26 percent for the same period in 2008. Adjusting for tax-exempt income and expense, as discussed in the “Non-GAAP Financial Measures” section, the tax-equivalent net interest margin as a percent of average earning assets was 3.20 percent for the first three months of 2009, down from 3.36 percent for the same period last year. The 16 basis point drop in the tax-equivalent net interest margin during the first three months of 2009 compared to the same period in 2008 was primarily the result of higher balances of nonperforming assets and fixed assets during the first quarter of 2009 and significantly higher loan fees during the first quarter of 2008.

Net interest income was $5.9 million for the three months ended March 31, 2009 compared to $5.9 million for the same period in 2008, an increase of 1.1 percent. Adjusting for tax-exempt income and expense, as discussed in the “Non-GAAP Financial Measures” section and detailed above, tax-equivalent net interest income was $6.1 million for the three months ended March 31, 2009 which was $2,000 more than the $6.1 million in the same period in 2008. Net interest income for the first quarter of 2009, after the provision for loan losses, decreased $1.7 million, or 33.1 percent from the first quarter of 2008.

Comparison of the Years Ended December 31, 2008 and December 31, 2007

The net interest margin decreased to 3.20 percent in 2008 from 3.27 percent in 2007. Adjusting for tax-exempt income and expense, as discussed in the “Non-GAAP Financial Measures” section and detailed above, the tax-equivalent net interest margin decreased to 3.30 percent in 2008 from 3.37 percent in 2007. The seven basis point decrease in the tax-equivalent net interest margin in 2008 is similar to the five basis point decrease that took place between 2006 (3.42 percent) and 2007 (3.37 percent). The tax-equivalent net interest margin was affected in 2008 by the increase in loans being placed on non-accrual during the year.

In 2008, overall increases in rates on interest bearing assets compared to increases in rates on interest bearing liabilities were not evenly matched. In 2008, the tax-equivalent yield on interest-earning assets decreased 113 basis points while the cost of interest-bearing liabilities decreased 106 basis points, resulting in a seven basis point decrease in the net interest margin as a percent of average earning assets. Yields on loans decreased by 132 basis points, yields on securities decreased eight basis points and yields on interest-bearing deposits and borrowings decreased by 122 basis points.

Comparison of the Years Ended December 31, 2007 to December 31, 2006

The net interest margin decreased to 3.27 percent in 2007 from 3.32 percent in 2006. Adjusting for tax-exempt income and expense, as discussed in the “Non-GAAP Financial Measures” section and detailed above, the tax-equivalent net interest margin decreased to 3.37 percent in 2007 from 3.42 percent in 2006. The tax-equivalent net interest margin was affected in 2007 by the increase in loans being placed on non-accrual during the year.

In 2007, overall increases in rates on interest bearing assets compared to increases in rates on interest bearing liabilities were not evenly matched. In 2007, the tax-equivalent yield on interest-earning assets increased 35 basis points while the cost of interest-bearing liabilities increased 40 basis points, resulting in a five basis point decrease in the net interest margin as a percent of average earning assets. Yields on loans increased by 33 basis points, yields on securities increased 52 basis points and yields on interest-bearing deposits and borrowings increased by 43 basis points.

Other Income and Expense

	As of or For the		As of and For the
	Three Months		Years Ended December 31,
	Ended March 31			Change		Change
	2009	2008	2008	from 2007	2007	from 2006	2006
	(Unaudited)
	(Dollars in thousands except per share data)

Other Income
Service charges and fees on deposit accounts	$811	$869	$3,796	3.15%	$3,680	1.83%	$3,614
Fiduciary activities	527	608	2,387	6.42	2,243	31.86	1,701
Commission income	171	219	874	(3.96)	910	15.92	785
Realized security gains	1,028	140	964	1,867.35	49	(57.39)	115
Unrealized security gains	(132)	(217)	(843)	(5,058.82)	17	(77.03)	74
Net gains on loan sales	290	198	703	(13.95)	817	(21.82)	1,045
Debit card interchange	277	261	1,098	15.58	950	22.42	776
Bank owned life insurance (BOLI)	151	123	552	12.88	489	2.09	479
Other operating income	139	163	502	(54.20)	1,096	21.37	903

Total other income	$3,262	$2,364	$10,033	(2.13)	$10,251	8.00	$9,492

Other Expense
Salaries and employee benefits	$2,964	$3,265	$12,291	1.31%	$12,132	1.15%	$11,994
Occupancy and equipment	928	873	3,373	8.81	3,100	(1.62)	3,151
Director and committee fees	40	42	184	(5.64)	195	10.17	177
Advertising	129	220	724	8.55	667	(6.32)	712
Appreciation (depreciation) in directors’ and executives’ deferred compensation plans	(118)	(164)	(707)	(364.79)	267	(11.30)	301
Legal fees	126	185	566	—	566	84.36	307
Federal Deposit Insurance Corporation assessment	283	48	481	597.10	69	(2.82)	71
Other	871	922	3,820	5.23	3,630	7.24	3,385

Total other expense	$5,223	$5,391	$20,732	0.51	$20,626	2.63	$20,098

Other Income

Comparison of the Quarters Ended March 31, 2009 and March 31, 2008

Other income for the first quarter of 2009 was $3.3 million, compared to $2.4 million for the same period in 2008. Excluding the effect of our Nonqualified Plans, discussed in the “Non-GAAP Financial Measures” section, other income for the first quarter of 2009 was $3.4 million, compared to $2.6 million for the same period of 2008, an increase of $838,000 or 32.8 percent. The effect of our Nonqualified Plans for the first quarter of 2009 was a $132,000 decrease in other income compared to a $192,000 decrease in the same period of 2008.

Significant changes in other income occurred primarily in the following areas:

•	Securities gains of $1.0 million were realized from sales of investment securities during the first quarter of 2009 compared to $140,000 in the same period of 2008. The increase in the securities gains in 2009 was primarily due to our decision to sell certain mortgage backed securities in order to realize gains that were subject to reduction in the event interest rates declined or prepayments increased.

•	Gains on the sale of loans totaled $290,000 for the first quarter of 2009, a 46.5 percent increase over the $198,000 in the first quarter of 2008 due to strong residential mortgage loan refinancing activity.

Comparison of the Years Ended December 31, 2008 and December 31, 2007

Other income decreased $218,000, or 2.1 percent, to $10.0 million, compared to $10.3 million in 2007. This decrease occurred primarily due to the following reasons:

•	Securities gains of $964,000 were realized from sales and redemptions of investment securities during 2008 compared to $49,000 in 2007. These gains were offset by unrealized losses of $843,000 in the Rabbi Trust compared to gains of $17,000 in 2007. The Rabbi Trust is discussed in greater detail on page 24.

•	Losses on the sale of repossessions and foreclosed assets (included as an offset to other operating income) totaled $226,000 in 2008 compared to gains of $7,000 in 2007. This decrease to income resulted primarily from declines in market values in the residential housing market and declining general economic conditions during our holding period for these assets.

•	Official check fee income (included in other operating income) decreased by $142,000, or 65.1 percent during 2008. This decrease resulted from a decline in the reimbursement rate that we received from our official check provider. Due to this decline and other market considerations, we initiated a change of our official check fee process in December 2008.

•	Net gains on loan sales decreased by $114,000, or 14.0 percent during 2008. This decrease resulted from a decline in the residential mortgage activity due to the depressed housing market.

The decreases mentioned above more than offset a $148,000, or 15.6 percent, increase in income from debit card fee income due to increased debit card use and a $116,000, or 3.2 percent, increase in service charges on deposit accounts primarily due to increased overdraft activity.

Comparison of the Years Ended December 31, 2007 and December 31, 2006

Other income increased $759,000, or 8.0 percent, to $10.3 million compared to $9.5 million in 2006. This increase occurred primarily due to the following reasons:

•	Fiduciary activities income grew by $542,000, or 31.9 percent during 2007. This growth resulted from several factors, most notably: growth in trust assets under management, increased efforts to attract new accounts and our status as the only full-service trust department in Monroe County. Trust assets under management increased to $353.7 million at December 31, 2007 compared to $271.8 million at December 31, 2006.

•	Debit card fee income increased by $174,000, or 22.4 percent, over 2006, due to an increase in debit card use and changes to the Visa interchange fee schedule that took effect early in 2006.

•	Commissions from annuity sales and full-service brokerage fees increased $125,000, or 15.9 percent, over 2006.

The increases mentioned above, combined with increases in deposit fee revenue, more than offset a $228,000, or 21.8 percent, decline in income from mortgages sold in the secondary market. Management anticipated a decline in mortgage sales in 2007 and focused on growing other fee income areas to compensate for the decline.

Other Expense

Comparison of the Quarters Ended March 31, 2009 and March 31, 2008

Other expense was $5.2 million for the first quarter of 2009 compared to $5.4 million for the same period in 2008. Excluding the effect of our Nonqualified Plans, discussed in the “Non-GAAP Financial Measures” section above, total other expense for the first quarter of 2009 was $5.3 million, a $214,000, or 3.9 percent, decrease from $5.6 million for the same period in 2008. The effect of our deferred compensation plan for the first quarter of 2009 was a $114,000 decrease in other expense compared to a $160,000 decrease in the same period of 2008.

Significant changes in other expense occurred in the following areas:

•	Total salaries and employee benefits expenses decreased by $301,000, or 9.2 percent, to $3.0 million in the first quarter of 2009 compared to $3.3 million in the first quarter of 2008.

•	We experienced a $235,000 or 489.6 percent increase in FDIC insurance assessment expense in the first three months of 2009 compared to the same period in 2008.

Comparison of the Years Ended December 31, 2008 and December 31, 2007

Other expense increased $106,000, or 0.5 percent, to $20.7 million for 2008 compared to $20.6 million for 2007. The increase in other expense occurred primarily due to the following reasons:

•	FDIC insurance assessment expense increased $412,000, or 597.1 percent, as a result of the new insurance assessment methodology set forth in the FDIC Act. The FDIC Act allocated credits to the Bank that could be applied toward quarterly FDIC assessments. Our credits were depleted in the first quarter of 2008 which resulted in the increased expense.

•	Occupancy and equipment expense increased $273,000, or 8.8 percent, due to the opening of three new full-service banking centers, one in December 2007, the second in January 2008, and the third in September 2008.

•	Salaries and employee benefits increased by $159,000, or 1.3 percent. Benefits expense increased $302,000, or 17.0 percent, primarily due to a $299,000 increase in the expense our health insurance plan due to an increase in claims compared to 2007. Salary expense increased by $122,000, or 1.4 percent, primarily as a result of adding staff for the new Plainfield, Avon and Noblesville full-service banking centers. Commissions and incentives decreased by $257,000, or 15.4 percent, because the net income threshold necessary to trigger various bonus payments was not met.

These increases were partially offset by a $707,000 decline in the value of the Rabbi Trust, discussed in greater detail on page 24.

Comparison of the Years Ended December 31, 2007 and December 31, 2006

Other expense increased $528,000, or 2.6 percent, to $20.6 million for 2007 compared to $20.1 million for 2006. The increase in other expense occurred primarily due to the following reasons:

•	Salaries and employee benefits increased by $138,000, or 1.2 percent. Salary expense increased by $544,000, or 6.7 percent. Annual salary increases contributed approximately $300,000 to the increase in this area. The remainder of the increase was a result of adding personnel to our trust department, as well as staff for the new Plainfield and Avon full-service banking centers and other areas. Benefits expense decreased $281,000, primarily due to a $250,000 decrease in the expense of our health insurance plan due to a decrease in claims compared to 2006.

•	Legal fees increased $259,000, or 84.4 percent, due to increased focus on credit quality and collection efforts associated with the increased non-performing loan balances.

•	Other operating expense increased $245,000, or 7.2 percent. The most significant increase in this category was the $197,000 amortization of our investment in a fund (CBAI CDE III, LLC) designed primarily to promote community welfare, such as the economic rehabilitation and development of low-income areas, by providing housing, services or jobs for residents.

The increases in 2007 were partially offset by the writeoff of $113,000 of previous building improvements when we remodeled our business center in 2006. The 2006 writeoff reduced the overall year over year increase from 2006 to 2007 in other expenses.

Income Taxes

We record a provision for income taxes currently payable, along with a provision for those taxes payable in the future. Such deferred taxes arise from differences in timing of certain items for financial statement reporting rather than income tax reporting. The major differences, detailed in Note 9 on page F-22 of the Notes to the 2008 Consolidated Financial Statements, between the effective tax rate applied to our financial statement income and the federal and state statutory rate of approximately 40 percent are interest on tax-exempt securities, our investment in CBAI CDE III, LLC, and the increase in cash surrender value of our owned life insurance.

Our effective tax rate was 19.8 percent for the first quarter of 2009 compared to 19.1 percent for the same period in 2008. Our effective tax rate was 1.1 percent, 26.6 percent, and 30.1 percent in 2008, 2007 and 2006, respectively. The tax rate decreased in 2008 and 2007 primarily because tax-exempt income has become an increasingly larger percentage of total pre-tax income.

Financial Condition

Overview

Our total assets at March 31, 2009 were $823.7 million, an increase of $3.9 million, or 0.5 percent, compared to $819.8 million at December 31, 2008. Total assets were $819.8 million at December 31, 2008, a 5.4 percent increase from $778.1 million at December 31, 2007, with the majority of this growth occurring in the loan portfolio. This growth was funded primarily by an increase in deposits.

Securities

Securities (trading and investment) decreased to $108.1 million at March 31, 2009, a decrease of $13.4 million, or 11.1 percent, from December 31, 2008. Securities were $121.5 million at December 31, 2008, a decrease of $4.1 million, or 3.3 percent, from $125.7 million at December 31, 2007. The decrease in our securities for the first three months of 2009 is attributable to our sale of certain mortgage backed securities and our use of the proceeds of the sale to bolster the Bank’s capital levels rather than reinvesting those proceeds in other securities.

Loans

Loans (including loans held for sale) totaled $630.8 million at March 31, 2009 compared to $633.1 million at December 31, 2008, a decrease of 0.4 percent. Loans (excluding loans held for sale) were $629.7 million at December 31, 2008, which was $47.8 million, or 8.2 percent, higher than at December 31, 2007. The largest growth occurred in the commercial real estate (nonfarm, nonresidential) portfolio which grew $27.0 million, or 16.7 percent, and the multi-family residential loan portfolio which grew $14.6 million, or 21.0 percent. Central Indiana market loans grew $6.2 million during 2008, while loans in our core market of Monroe County and its surrounding counties grew by $41.6 million. Commercial real estate loans are the largest segment of the loan portfolio. During 2008, we sold $44.2 million of fixed- and variable-rate mortgages compared to $58.5 million in 2007.

Asset Quality and Provision for Loan Losses

The allowance for loan losses is maintained through the provision for loan losses, which is a charge against earnings. The amount provided for loan losses and the determination of the appropriateness of the allowance are based on a continuous review of the loan portfolio, including an internally administered loan “watch” list and an independent loan review provided by an outside accounting firm. The evaluation takes into consideration identified credit problems from individually evaluated loans, as well as historical loss experience, adjusted for relevant qualitative environmental factors, for loans evaluated collectively and management’s estimation of expected loan losses inherent in the loan portfolio. Qualitative environmental factors considered during the analysis include: national and local economic trends, trends in delinquencies and charge-offs, trends in volume and terms of loans (including concentrations within industries), recent changes in underwriting standards, experience and depth of lending staff and industry conditions. A complete discussion of this process is contained in the Critical Accounting Policies in Note 1 of the Notes to our 2008 Consolidated Financial Statements on pages F-14 to F-16. At March 31, 2009, impaired loans totaled $15.6 million, a decrease of $800,000 or 4.9% from December 31, 2008. At December 31, 2008, impaired loans totaled $16.4 million, a significant increase from $8.5 million at December 31, 2007. Management determined that an allowance for losses was not necessary for impaired loans totaling $7.4 million because the discounted cash flow and/or collateral value exceeded the carrying value of the loan, but an allowance of $1.4 million was recorded for the remaining balance of impaired loans of $9.1 million.

Comparison as of March 31, 2009 and December 31, 2008

We currently classify loans internally to assist management in addressing collection and other risks. We maintain a “watch list” representing credits that require above average attention in order to mitigate the risk of default or loss. A loan is placed on the watch list when weaknesses or deficiencies emerge, whether actual or perceived, which we believe if not corrected could expose us to an increased risk to full collection of all principal and interest in the future. As of the dates noted below, the watch list consisted of the following:

	As of
	the Three Months	As of the
	Ended March 31,	Years Ended December 31,
	2009	2008	2007
	(Dollars in thousands)

Total Watch List	$79,073	$59,172	$25,528
Number of Watch List Customers	67	52	52
Total Watch List > 30 Days Past Due	$22,370	$14,751	$10,874
Total Watch List Secured by Real Estate	72,006	55,507	22,338
Total Watch List Secured by Non Real Estate	6,878	3,268	2,891
Total Watch List Unsecured	190	397	299

As of March 31, 2009, 71.7 percent of the watch list exposure was less than thirty days past due, compared to 75.1 percent as of December 31, 2008 and 57.4 percent as of March 31, 2008. As of March 31, 2009, loans totaling $72.0 million, or 91.1 percent of the total watch list loans, were secured by real estate with $52.5 million or 72.9 percent less than thirty days past due and $13.3 million, or 18.4 percent, on non-accrual. Of these loans, $37.0 million consisted of residential development and speculative residential construction loans, of which $8.5 million or 23.1 percent were 30 days or more past due. We have placed the remaining loans on the watch list due to the general state of the economy, particularly relating to residential development and speculative construction activities. We believe that it is prudent to note the inherent market driven weaknesses that impact these loans and to work proactively with borrowers to mitigate both the risk of default and the risk of loss.

Although the amount of loans internally classified has increased, management believes we have sufficient collateral to reduce potential losses. The allowance for loan losses was $12.3 million, or 1.97 percent of portfolio loans (excluding loans held for sale), at March 31, 2009 compared to $11.2 million, or 1.77 percent of portfolio loans at December 31, 2008. The provision for loan losses for the quarter was $2.6 million, a $1.7 million increase from the $880,000 provision taken in the same period in 2008. A portion of classified loans are non-accrual loans. We had nonperforming assets (non-accrual loans, restructured loans, OREO and 90-days past due loans still accruing) totaling $17.3 million, or 2.10 percent of total assets at March 31, 2009, compared to $18.8 million, or 2.29 percent of total assets at December 31, 2008. Management believes the reserve was adequate to cover the loss exposure inherent in the loan portfolio. However, there can be no assurance that the reserve will be adequate to cover future losses.

Comparison as of December 31, 2008 and December 31, 2007

Net loans charged off during 2008 were $4.4 million or 0.72 percent of average loans, compared to $1.5 million, or 0.27 percent of average loans in 2007. At December 31, 2008, non-performing assets (non-accrual loans, restructured loans, OREO and 90-days past due loans still accruing) were $18.8 million, or 2.29 percent of total assets, a $10.6 million increase from $8.2 million, or 1.06 percent of total assets at December 31, 2007.

At December 31, 2008, the allowance for loan losses was $11.2 million, up from $6.7 million at year-end 2007. The 2008 provision for loan losses was $8.9 million, a $6.8 million increase from the $2.0 million provision taken in 2007. Factors taken into consideration when determining the amount taken to the reserve for loan losses include, but are not limited to: local and national economic conditions, our entrance into a new market in Central Indiana, and trends in volume and concentrations within the loan portfolio. Our ratio of allowance for loan losses to total portfolio loans at year-end 2008 was 1.77 percent, up from 1.14 percent at December 31, 2007.

Deposits

Deposits increased to $676.6 million at March 31, 2009, compared to $665.2 million at December 31, 2008, an increase of $11.4 million, or 1.7 percent. Deposits were $665.2 million at December 31, 2008, an increase of $45.5 million, or 7.3 percent, compared to $619.7 million on December 31, 2007. Average deposits for December 2008 were $680.7 million compared to $639.7 million in December 2007, an increase of $41.0 million. Average brokered CDs increased from an average of $10.0 million in December 2007 to an average of $66.1 million in December 2008. We introduced the Certificate of Deposit Account Registry Service (“CDARS”) program in September 2008 and this product caused our deposits to increase in December 2008. This program offers customers access to multi-million dollar FDIC insurance on their certificate of deposit balances up to $50 million per customer. This program has been beneficial to customers who have sought alternative ways to insure funds that exceed FDIC maximums. CDARS deposits contributed $17.4 million of average deposit growth in December 2008, while CDs under $100,000 (non-CDARS) and average NOW account deposits decreased $11.2 million and $28.7 million, respectively. While generating core deposits remains a priority, management uses the brokered CD market as an alternative source of funding. Interest-bearing deposit accounts remain the largest single source of our funds. Details of growth by account type are disclosed in Note 7 on page F-20 of the Notes to the 2008 Consolidated Financial Statements.

Borrowings

Aside from the core deposit base and large denomination certificates of deposit (including brokered CDs) mentioned previously, the remaining funding sources include short-term and long-term borrowings. Borrowings consist of federal funds purchased from other financial institutions on an overnight basis, retail repurchase agreements, which mature daily, Federal Home Loan Bank (“FHLB”) advances, junior subordinated debentures related to our trust preferred securities and loans sold under agreements to repurchase.

Borrowings decreased to $85.1 million at March 31, 2009, compared to $93.2 million at December 31, 2008, an 8.7 percent decrease. At December 31, 2008, repurchase agreements were $59.4 million, compared to $43.2 million at December 31, 2007. We did not have any federal funds purchased at December 31, 2008, compared to $24.9 million purchased at year-end 2007. FHLB advances totaled $25.5 million at December 31, 2008 compared to $18.3 million at December 31, 2007. We obtained a $10.0 million revolving line of credit during 2006 and had no balance at December 31, 2007. During 2008, the unsecured line of credit expired and was not renewed.

In 2006, we formed Monroe Bancorp Capital Trust I (“Capital Trust”). The Capital Trust issued 3,000 shares of Fixed/Floating Rate Capital Securities with a liquidation amount of $3.0 million in a private placement, and 93 Common Securities with a liquidation amount of $1,000 per Common Security to us for $93,000. The aggregate proceeds of $3.1 million were used by the Capital Trust to purchase $3.1 million in Fixed/Floating Rate Junior Subordinated Debentures from us. These debentures bear interest at the annual rate of 7.1475 percent for five years and thereafter bear interest at the rate of the three-month LIBOR plus 1.60 percent. On March 20, 2007, we formed Monroe Bancorp Statutory Trust II (“Statutory Trust”). The Statutory Trust issued 5,000 shares of Fixed/Floating Rate Capital Securities with a liquidation amount of $5.0 million in a private placement, and 155 Common Securities with a liquidation amount of $1,000 per Common Security to us for $155,000. The aggregate proceeds of $5.2 million were used by the Statutory Trust to purchase $5.2 million in Fixed/Floating Rate Junior Subordinated Debentures from us. The debentures and the Common and Capital Securities have a term of 30 years and may be called without a penalty after five years. These debentures bear interest at the annual rate of 6.5225 percent for five years and thereafter bear interest at the rate of the three-month LIBOR plus 1.60 percent. We have guaranteed payment of amounts owed by the Statutory Trust to holders of the Capital Securities. The junior subordinated debentures constitute Tier 1 capital and will be subordinate to the debentures issued pursuant to this prospectus.

Capital

Both our and the Bank’s capital strength continues to exceed regulatory minimums. There are five capital categories defined in the regulations ranging from well capitalized to critically undercapitalized. Classification of a bank in any of the undercapitalized categories can result in actions by regulators that could have a material effect on a bank’s operations. At March 31, 2009 and December 31, 2008, the Bank was categorized as “well capitalized” and we met all applicable capital adequacy requirements. There are no conditions or events since March 31, 2009 that management believes have changed our or the Bank’s classification. The actual and required capital amounts and ratios are as follows:

			Required for		To Be Well
	Actual		Adequate Capital(1)		Capitalized(1)
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)

As of March 31, 2009
Total risk-based capital ratio
Consolidated	$71,570	11.37%	$50,361	8.00%	N/A	N/A
Bank	70,805	11.29	50,151	8.00	$62,689	10.00%
Tier 1 risk-based capital ratio
Consolidated	63,646	10.11	25,180	4.00	N/A	N/A
Bank	62,913	10.04	25,076	4.00	37,613	6.00
Leverage ratio
Consolidated	63,646	7.70	33,069	4.00	N/A	N/A
Bank	62,913	7.64	32,946	4.00	41,182	5.00

As of December 31, 2008
Total risk-based capital ratio
Consolidated	$71,214	11.34%	$50,224	8.00%	N/A	N/A
Bank	70,498	11.28	49,999	8.00	$62,499	10.00%
Tier 1 risk-based capital ratio
Consolidated	63,326	10.09	25,112	4.00	N/A	N/A
Bank	62,644	10.02	25,000	4.00	37,499	6.00
Leverage ratio
Consolidated	63,326	7.74	32,734	4.00	N/A	N/A
Bank	62,644	7.69	32,600	4.00	40,750	5.00

(1)	As defined by regulatory agencies

Impact of Inflation and Changing Prices

Unless otherwise specifically noted, the financial statements and related data presented herein have been prepared in accordance with GAAP. These principles require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

Our primary assets and liabilities are monetary in nature. Consequently, interest rates generally have a more significant impact on performance than the effects of inflation. Interest rates, however, do not necessarily move in the same direction or with the same magnitude as the price of goods and services. In a period of rapidly rising interest rates, the liquidity and the maturity structure of our assets and liabilities are critical to the maintenance of acceptable performance levels. We constantly monitor the liquidity and maturity structure of our assets and liabilities, and believe active asset/liability management has been an important factor in our ability to record consistent earnings growth through periods of interest rate volatility.

Interest Rate Sensitivity and Disclosures about Market Risk

Our interest-earning assets are primarily funded by interest-bearing liabilities. These financial instruments have varying levels of sensitivity to changes in market interest rates resulting in market risk. We are subject to interest rate risk to the extent that our interest-bearing liabilities with short- and intermediate-term maturities reprice more rapidly, or on a different basis, than our interest-earning assets.

Management uses several techniques to measure interest rate risk. Interest rate risk exposure is measured using an interest rate sensitivity analysis to determine the change in the net portfolio value of our cash flows from assets and liabilities in the event of hypothetical changes in interest rates. Management also forecasts the net interest income that our current balance sheet would yield over the next twelve months assuming the same hypothetical changes in interest rates. A third method used by management to measure interest rate risk is an interest rate sensitivity gap analysis. The gap analysis is utilized to quantify the repricing characteristics of our assets and liabilities.

Management believes that its forecast of changes in net interest income under various rate shocks is the most valuable and easiest to interpret interest rate risk measurement technique. Management believes that interested parties will derive a better understanding of how our intermediation activities will perform under different rate scenarios from its presentation of projected net interest income under various rate shocks. This should help users of the information form clearer opinions of our interest rate sensitivity.

The following charts summarize the results of management’s forecast of net interest income that would be generated by us at December 31, 2008 and December 31, 2007 under rate shocks ranging from a sudden and sustained increase of two percent (200 basis points) to a sudden and sustained decrease of two percent (200 basis points) with no effect given to any steps that management might take to counteract that change. Our board of directors adopted an interest rate risk policy which established a 20 percent maximum increase or decrease in net interest income in the event of a sudden and sustained two percent (200 basis point) increase or decrease in interest rates.

Projected Change in Net Interest Income — December 31, 2008

	Projected Net Interest	Change	% Change
Change in Interest Rate	Income Over the	in Net Interest	in Net Interest
(basis points)	Next Twelve Months	Income	Income
	(In thousands)	(In thousands)

+200	$24,437	$(1,438)	(5.56)%
+100	24,867	(1,008)	(3.90)
0	25,875	0	0
-100	26,449	574	2.22
-200	26,465	590	2.28

Projected Change in Net Interest Income — December 31, 2007

	Projected Net Interest	Change	% Change
Change in Interest Rate	Income Over the	in Net Interest	in Net Interest
(basis points)	Next Twelve Months	Income	Income
	(In thousands)	(In thousands)

+200	$20,726	$(1,247)	(5.68)%
+100	21,434	(539)	(2.45)
0	21,973	0	0
-100	22,092	119	0.54
-200	22,030	57	0.26

The analysis of the two periods indicates that as of the end of each fiscal year our balance sheet continued to have a relatively low interest rate risk.

While many balance sheet and interest rate factors contribute to the modeled results, the primary factors are the relative level of interest rates and the fact that we remain liability sensitive. The liability sensitivity can be seen in the difference in interest bearing assets and liabilities that are subject to repricing over the twelve-month horizon. The gap between assets and liabilities that reprice within one year was $206.4 million at December 31, 2008 and $182.4 million at December 31, 2007. Being liability sensitive suggests that our net interest income would decline if rates were to rise over the next twelve months. The reason the decline is fairly minimal (5.56 percent if rates increase 200 basis points) is because many of our repricing liabilities have rates that are administratively set by us as opposed to being tied to a specific index. Management believes that it would be able to lag rate increases on certain administratively set deposit products in the event of rapidly rising rates.

Interest Rate Sensitivity

	At December 31, 2008
	1 - 90	91 - 365	1 - 5	Over
	Days	Days	Years	5 Years	Total
	(Dollars in thousands except per share data)

Rate-Sensitive Assets:
Federal funds sold	$8,663	$—	$—	$—	$8,663
Investment securities	19,166	9,878	37,264	55,222	121,530
Loans, including loans held for sale	202,270	123,208	281,809	25,804	633,091
Federal Home Loan Bank stock	2,312	—	—	—	2,312
Interest-earning deposits	3,506	—	—	—	3,506

Total rate-sensitive assets	$235,916	$133,086	$319,073	$81,026	$769,102

Rate-Sensitive Liabilities:
Interest-bearing deposits	$351,412	$156,416	$72,798	$236	$580,862
Borrowings	67,445	139	23,897	1,722	93,203

Total rate-sensitive liabilities	$418,857	$156,555	$96,695	$1,958	$674,065

Interest rate sensitivity gap by period	$(182,940)	$(23,469)	$222,378	$79,068	$95,037
Cumulative rate sensitivity gap	(182,940)	(206,409)	15,969	95,037	—
Cumulative rate sensitivity gap ratio (as a percentage of earning assets) at December 31, 2008	(23.79)%	(26.84)%	2.08%	12.36%

Management believes that it has the ability to have many of its administratively set deposit rates lag behind an upward movement in market rates. As a result, management believes that rising rates would have less of an impact than otherwise would be expected in light of our liability sensitivity. However, this result is wholly dependent upon the validity of management’s assumptions concerning its ability to have the rates paid on certain deposit accounts lag changes in market rates, changes to the slope of the yield curve and customer-driven changes in our deposit mix.

Computations of prospective effects of hypothetical interest rate changes are based on a number of assumptions, including relative levels of market interest rates, loan prepayments and deposit run-off rates, and should not be relied upon as indicative of actual results. These computations do not contemplate any actions management or bank customers may undertake in response to changes in interest rates.

Certain shortcomings are inherent in the method of computing projected net interest income. Actual results may differ from that information presented in the preceding tables should market conditions vary from the assumptions used in preparation of the table information. If interest rates remain at or decrease below current levels, the proportion of adjustable rate loans in the loan portfolio could decrease in future periods due to refinancing activity. Also, in the event of an interest rate change, prepayment and early withdrawal levels would likely be different from those assumed in the table. Lastly, the ability of many borrowers to repay their adjustable rate debt may decline during a rising interest rate environment.

Liquidity and Capital Resources

Liquidity refers to the ability of a financial institution to generate sufficient cash to fund current loan demand, meet savings deposit withdrawals and pay operating expenses. The primary sources of liquidity are cash, interest-bearing deposits in other financial institutions, marketable securities, loan repayments, increased deposits and total institutional borrowing capacity.

Cash Requirements

Management believes that we have adequate liquidity and adequate sources for obtaining additional liquidity if needed. Short-term liquidity needs resulting from normal deposit/withdrawal functions are provided by us retaining a portion of cash generated from operations and through utilizing federal funds and repurchase agreements. Long-term liquidity and other liquidity needs are provided by the ability of us to borrow from the FHLB and to obtain brokered certificates of deposit. FHLB advances were $17.5 million at March 31, 2009, compared to $25.5 million at December 31, 2008. At March 31, 2009, we had excess borrowing capacity at the FHLB of $37.0 million as limited by our board resolution in effect at that date. FHLB advances were $25.5 million at December 31, 2008, compared to $18.3 million at December 31, 2007. At December 31, 2008, we had excess borrowing capacity at the FHLB of $29.0 million as limited by our Board resolution in effect at that date. If our borrowing capacity was not limited by the Board resolution, we would have excess borrowing capacity of $40.1 million based on collateral. In terms of managing our liquidity, management’s primary focus has been on increasing deposits to fund future growth. However, the Board may increase its resolution limit on FHLB advances if we need additional liquidity. Additionally, proceeds from the sale of the debentures could provide us with additional liquidity if needed. We also use brokered certificates of deposit as a source of longer-term funding. As of March 31, 2009, we had $68.1 million of brokered CDs on our balance sheet, compared to $10.0 million at March 31, 2008. At December 31, 2008, we had $66.1 million of brokered certificates of deposit on our balance sheet compared to $10.0 million at December 31, 2007. In 2006, we obtained a revolving line of credit with U.S. Bank which has since expired and was not renewed.

Our internal Asset/Liability Committee (“ALCO”) meets regularly to review projected loan demand and discuss appropriate funding sources to adequately manage our gap position and minimize interest rate risk.

The following table shows our contractual obligations as of December 31, 2008.

		Less than			More than
Contractual Obligations	Total	1 Year	1-3 Years	3-5 Years	5 Years
	(Dollars in thousands)

Time deposits	$348,873	$275,839	$68,146	$4,652	$236
Long-term debt obligations(1)	33,799	8,180	4,331	11,318	9,970
Capital lease obligations	—	—	—	—	—
Operating lease obligations	804	315	389	100	—
Purchase obligations	281	281	—	—	—
Other long-term liabilities reflected on the balance sheet under GAAP	—	—	—	—	—

Total	$383,757	$284,615	$72,866	$16,070	$10,206

(1)	FHLB advances, loans sold under repurchase agreements and trust preferred debentures.

At the bank holding company level, we primarily use cash to pay dividends to shareholders, although in April 2009, we reduced our dividend from $0.13 to $0.01 per common share, effective for the second quarter of 2009. Historically, the main source of funding for the holding company is dividends from the Bank. During the first quarter of 2009, the Bank paid dividends totaling $959,000 to the holding company. During 2008, 2007 and 2006, the Bank paid dividends to the holding company of $3.6 million, $4.8 million and $1.5 million, respectively. As of April 1, 2009, the amount of dividends the Bank could pay to us without prior regulatory approval was $4.6 million. As of January 1, 2009, the amount of dividends the Bank could pay to us without prior regulatory approval was $4.3 million, versus $9.6 million at January 1, 2008. As discussed in Note 12 to the 2008 Consolidated Financial Statements and under the heading “Regulation and Supervision,” the Bank is subject to regulation and, among other things, may be limited in its ability to pay dividends or transfer funds to the holding company. Accordingly, consolidated cash flows as presented in the 2008 Consolidated Financial Statements may not represent cash immediately available to the holding company.

To provide temporary liquidity and as an alternative to borrowing federal funds, we will acquire, from time to time, large-balance certificates of deposit, generally from public entities, for short-term time periods. At December 31, 2008, we had $28.4 million of short-term public fund certificates of deposit compared to $2.5 million of these deposits as of December 31, 2007.

Sources and Uses of Cash

Comparison of the Quarters Ended March 31, 2009 and March 31, 2008

During the three months ended March 31, 2009, $2.6 million of cash was provided by operating activities, compared to $14.6 million provided during the same period in 2008. The decrease in the cash provided in this area was primarily a result of the $9.5 million net decrease in interest payable and other liabilities. During the first three months of 2009, $13.6 million was provided by investing activities, compared to $2.3 million being provided in the same period of 2008. The increase in the cash provided in this category occurred primarily due to a $22.5 million increase in the cash provided from the proceeds from sales of available for sale securities. During the first three months of 2009, $4.3 million of cash was provided by financing activities compared to $9.4 million used during the same period in 2008. The increase in cash provided by financing activities was primarily the result of an $18.8 million increase in the net change in borrowings.

Overall, net cash and cash equivalents increased $20.5 million during the three months ended March 31, 2009, compared to an increase of $7.5 million in the same period of 2008.

Comparison of the Years Ended December 31, 2008 and December 31, 2007

During 2008, $13.0 million of cash was provided by operating activities, compared to $7.6 million during the same period in 2007. The increase in cash provided in 2008 was primarily a result of the net change in interest receivable and other assets. During 2008, $55.8 million was used for investing activities, compared to $36.2 million in 2007. The increase in cash used in 2008 primarily resulted from an increase in net loan growth. In 2008, $40.8 million of cash was provided by financing activities, primarily from increases in certificates of deposit and net proceeds from FHLB advances, compared to $20.6 million provided in 2007, primarily from increases in certificates of deposit. Overall, net cash and cash equivalents decreased $1.9 million in 2008 compared to a decrease of $7.9 million in 2007.

We opened two full-service banking centers in Plainfield and Avon (Hendricks County) in December 2007 and January 2008, respectively. The cost (building, furniture, equipment and land) of the Plainfield and Avon banking centers were $2.7 million and $2.6 million, respectively. We also opened a full-service banking center in Noblesville (Hamilton County) in September 2008 at a cost (building, furniture, equipment and land) of $2.9 million. We do not currently anticipate opening any additional banking centers during the next three years.

BUSINESS

General

Monroe Bancorp is a one-bank holding company incorporated under the laws of the state of Indiana in 1984. We hold all of the outstanding stock of Monroe Bank, a state chartered bank formed in 1892. The Bank is a traditional community bank, which provides a variety of financial services to its customers, including:

•	accepting deposits;

•	making commercial, mortgage and installment loans;

•	originating residential mortgage loans that are generally sold into the secondary market;

•	providing personal and corporate trust services;

•	providing investment advisory and brokerage services; and

•	providing fixed and variable annuities.

We are headquartered in Bloomington, Indiana, and conduct our business from 18 Indiana locations. A significant majority of our business is conducted in the city of Bloomington in Monroe County, the location of 11 of our offices and approximately 75 percent of our deposit base. Monroe County, where we hold the top deposit market share at approximately 31 percent as of June 30, 2008, is a thriving community of 130,000 residents, including over 38,000 Indiana University students. The University is the area’s largest employer and a main source of economic stability for our largest market as indicated by Monroe County’s 6.0 percent unemployment rate, which, as of April 30, 2009, was well below the Indiana and national averages of 9.9 percent and 8.9 percent, respectively. Our Monroe County locations, together with locations in Lawrence County and Jackson County to the south and southeast of Monroe County, constitute our core franchise with 14 full service banking centers and 88 percent of our total deposits. We are the largest traditional community bank operating and headquartered in these markets. Our culture of community involvement, service quality and customer focus in these core markets has played a significant role in our growth and success over the years.

In 2001, we implemented a growth strategy to expand our business into the Indianapolis, Indiana market. Indianapolis is located approximately 50 miles north of Bloomington. We initially opened three limited service storefront locations in Hendricks County, directly to the west of Indianapolis. Our plan was to start lending and raising deposits in these markets and eventually open full service banking centers. Much of our loan growth in these markets consisted of commercial real estate loans. Between January 2006 and January 2008 we replaced each limited service location with newly constructed full service banking centers. We added a fourth location just north of Indianapolis in Hamilton County in September 2008. These locations, along with a loan production office located in Hendricks County, constitute our Central Indiana market.

The Central Indiana market has been the main source of our recent asset quality issues and drain on our profitability, partially as a result of the concentration of commercial real estate loans and particular development loans related to residential development projects, all of which were negatively impacted by the downturn in the economy and the related stress in the residential housing markets. Management has identified this issue and has taken a proactive and aggressive approach to reduce the concentration in these types of loans and to identify potential weak credits as early as possible to manage these credits and develop workout strategies, as appropriate.

Factors Contributing to Our Success

We believe that our success, as measured by return on average equity, earnings per share growth, balance sheet growth, deposit market share growth and service quality, has been primarily driven by the factors discussed below. We believe that our focus on these factors will again drive our success as we reduce problem assets and enter a period of economic recovery and expansion.

•	The Value of Our Consistent Long Term Brand – We believe that our success is built upon excellent customer service and community involvement. Both are priorities in our daily approach to running our business and both are things we monitor and measure. We have a major commitment to mystery shopping and recognizing excellent customer service within the Bank. We also encourage and track community involvement ranging from simple volunteer hours to involvement with important non-profit boards. As a result, even though other banks serving our market may have larger sponsorship and donations budgets, we are viewed as being involved and supportive of community improvement programs and organizations. We believe this “brand” aspect is helpful to us as individuals and local businesses consider their banking relationships.

•	Our Mix of High Tech and High Touch Service Delivery Channels – We believe that our technology-based services such as internet banking, remote deposit capture, document imaging and cash management services are as strong or stronger than those offered by our competitors. We believe that our technology-based services, in combination with our well known brand, strong branch network and commitment to customer responsiveness gives us an advantage in many business development situations.

•	Our Focus on Checking Account and Household Growth – Growth in the number of our checking accounts and the number of customer households we serve is essential to many of our measures of success (e.g., funding cost, sale of noninterest income services, franchise value). We have had success in our core market as measured by deposit market share statistics compiled by the FDIC. Our deposit market share in Monroe County has grown from 27.6 percent on June 30, 2003 to 30.8 percent as of June 30, 2008. Similarly, total checking accounts grew from 18,600 at year end 2003 to 24,900 at year end 2008, an increase of 33.9 percent over this five year period. Checking account growth will remain one of our most important retail banking objectives.

•	Our Focus on Increasing Total Revenue Derived from Other Income Activities – We believe that our other income product lines, most notably trust, mortgage banking, investment brokerage services and deposit related fees such as Visa debit card interchange and overdraft charges, provide a source of income growth and stability that is essential to our long term success. It is also a favorable point of differentiation between the Bank and most banks in our peer group when measured as a percentage of average assets. We will continue to invest resources, marketing dollars, and management focus on the expansion of noninterest income activities.

•	Our Wealth Management Division – Many of our competitors deliver trust services to our core market using out of market personnel, while we maintain a full service trust department in Bloomington. This is a significant and important competitive advantage due to Bloomington’s well deserved and growing reputation as a good place to retire. We believe that our trust department personnel and capabilities are well recognized by local attorneys, insurance agents and accountants who are a strong source of trust and investment advisory referrals.

•	Our Operating Efficiency – Management is focused on operating our business in a cost-conscious manner. Over the last five years, a period during which four full service branches were opened, our efficiency ratio has ranged between a low of 58.5 percent in 2004 and a high of 60.5 percent in 2008. The 2008 result was negatively impacted by both our new Central Indiana branches and an elevated level of nonperforming assets and legal expense. Our goal is to return the efficiency ratio to the high 50’s when economic conditions and our asset quality metrics improve. Aided by gains from the sale of securities, our efficiency ratio was 55.9 percent for the first quarter of 2009.

•	The Strength of Our Core Market – The impact that the economic strength of our core market (greater Bloomington) has had, and is expected to continue to have, on our financial success cannot be overstated. While Bloomington is not a high growth market, it provides stable economic conditions driven by Indiana University, several high tech and growing medical device manufacturers and the fact that the city is the health care hub for much of South Central Indiana.

•	The Strength of Our Expansion Markets – We realized in 2000 and 2001 that even though continued growth and success was achievable from our core market, our chances for more rapid long term growth would be enhanced if we expanded into markets that were growing more rapidly than our core market. Accordingly, we subsequently opened branches in Hendricks and Hamilton counties, both located outside of Indianapolis, and both among the fastest growing counties in the state. Evidence that we picked these markets well can be found in recent unemployment data. As of April 2009, the state of Indiana had an average unemployment rate of 9.9 percent, while the rates for Monroe, Hamilton and Hendricks counties were 6.0 percent, 6.0 percent and 7.2 percent, respectively. While our Central Indiana real estate loan portfolio is the source of many of our current problem assets, we remain convinced that the expansion strategy was sound and will be a significant contributor to our long term success.

•	Limiting Our Exposure to Interest Rate Risk – We are committed to limiting interest rate risk. While there are of course exceptions, we generally do not acquire assets with initial repricing periods in excess of five years. While this may cause us to miss some short term margin improvement opportunities, we feel that this conservative preference brings some relative stability to our net interest margin over time.

•	Our Expertise in Real Estate Lending – While acknowledging the challenges created by the current real estate market and our loan concentrations, we nonetheless believe that we have considerable expertise in commercial real estate lending. We will seek a more diversified loan portfolio in coming years, but commercial real estate lending will always be a core business activity for us, as we benefit from the experience of our lending officers and board of directors in this area.

Business Strategy

Our current business strategy is a direct response to the difficulties related to our expansion into the Central Indiana market and the recent downturn in its economy. It consists of a three-year plan that focuses on increasing capital ratios, improving asset quality and increasing earnings.

Increasing capital ratios. This offering of debentures is made as a part of our strategy to increase capital levels throughout our banking organization. On April 27, 2009, we announced that we were withdrawing our application from the Treasury’s Capital Purchase Program. Instead of pursuing funds from this government program, we determined to augment our capital by reducing the quarterly dividend paid on our common stock from $0.13 per share to $0.01 per share and offering to sell at least $10 million of subordinated debt securities, represented by these debentures. We believe that these two initiatives, in addition to other business strategies, will provide sufficient capital to allow us to address our problem loans and establish a stronger position for profitable growth when the current economic downturn is stabilized.

Improving asset quality. We will continue our proactive approach to managing our problem credits. Loan sales, underlying asset sales and aggressive loan-by-loan resolution are all methods we will consider in order to achieve the maximum benefit to us. In addition, we continue to monitor and adjust our credit standards as we deem appropriate and are actively managing to improve the diversification of our loan portfolio away from construction and commercial real estate.

Increasing earnings. Our business plan is structured to increase our earnings through all facets of our income statement:

•	Net interest income: We expect improvement of net interest income to be driven by margin expansion as opposed to balance sheet growth. Management’s efforts to improve our net interest income margin includes the establishment of floors on variable and adjustable rate loans, higher margins and fees on new loan originations and loan renewals. We have also increased efforts to attract lower cost checking accounts and increased the use of competitively priced brokered certificates of deposits in order to extend the duration of our liabilities in this low interest rate environment. However, in the short term, our net interest income will be negatively affected by approximately $800,000 to $1.2 million per year (assuming all other margin factors are held constant) since the proceeds from this offering initially will be used to replace an existing source of funding (e.g., short term jumbo fund deposits). We expect that the negative margin impact of the debentures will ultimately be reduced or eliminated after two or three years when the additional capital provided can be leveraged to fund asset growth.

•	Provision for loan losses: As asset quality improves and certain problem relationships are resolved, we anticipate being able to reduce our provision for loan losses in future periods from recent levels.

•	Other income: We view the continued expansion of noninterest income as a percentage of total revenue as an important strategic objective. We consider our mortgage banking operation, which originates residential mortgages for sale into the secondary market, and our wealth management activities, which provide investment advisory trust services, to be likely sources of other income growth. Debit cards are also expected to be a source of noninterest income growth as account holder usage continues to grow along with our base of checking accounts.

•	Investment Portfolio Management: Our investment portfolio has been managed to have relatively low credit and term risk. This strategy paid off in 2008 and the first quarter of 2009 as we were able to realize gains of $964,000 and $1.0 million from the Bank’s investment portfolio. While gains at this pace are unlikely in future periods, our investment portfolio and our approach to managing the portfolio are expected to provide realized gains during the remainder of 2009.

•	Other expense: Consistent with our strategy of limiting balance sheet growth, we do not intend to expand the Central Indiana market in the foreseeable future. While the expenses associated with the current new branches in Central Indiana are a negative impact on earnings they are largely fixed and, over time, we anticipate that the branches will become profitable through the increase in net interest income. We expect this to happen by increasing core deposits and non-interest income in that market. In addition, we are committed to further reduce the expense structure of the remainder of the Bank. These efforts have already resulted in a reduction of certain expenses, including employee related costs.

Competition

Our market areas are highly competitive. In addition to competition from commercial banks (including certain larger regional banks) and savings associations, we also compete with numerous credit unions, finance companies, insurance companies, mortgage companies, securities and brokerage firms, money market mutual funds, loan production offices and other providers of financial services. We compete with these firms in terms of pricing, delivery channels, product features, service quality, responsiveness and other factors.

We also compete directly with a large number of financial service providers who do not have a physical presence in our markets (e.g., Capital One, Wells Fargo) but have been successful in selling their services using technology and sophisticated target marketing techniques. We fully expect these companies to increase their future efforts to attract business from our customers.

We believe our success, in view of the substantial competition, is a result of factors such as our history of community involvement and support, awareness of and responsiveness to customer needs, competitive pricing and our attractive mix of high touch and high tech delivery channels. The impact of these factors can be seen in the success we have had in increasing our share of deposits in Monroe County.

According to data published annually by the FDIC, all FDIC insured deposits held by financial institutions in Monroe County grew by $295 million, or 24.1 percent, during the five-year period between June 30, 2003 and June 30, 2008. During the same period, we were able to grow our deposits within Monroe County by $130.9 million, or 38.8 percent, and increase our market share from 27.6 percent in 2003 to 30.8 percent in 2008.

Properties

We operate our business from our main office in downtown Bloomington, Indiana and from 17 additional locations in Monroe, Hamilton, Hendricks, Jackson and Lawrence counties in Indiana. We opened two banking centers in 2008 (included in the aforementioned totals) in Avon, Hendricks County, Indiana in January 2008, and in Noblesville, Hamilton County, Indiana in September 2008. We also have an operations center located in Bloomington, Monroe County, Indiana. Information about those locations is set forth in the following table:

NAME OF OFFICE	LOCATION	OWNED/LEASED

Downtown Main Office	210 East Kirkwood Avenue Bloomington, IN 47408	Owned
Business Center	111 South Lincoln Street Bloomington, IN 47408	Owned
Ellettsville Banking Center	4616 West Richland Plaza Bloomington, IN 47404	Owned
Highland Village Banking Center	4191 West Third Street Bloomington, IN 47404	Owned
Kinser Crossing Banking Center	1825 North Kinser Pike Bloomington, IN 47404	Leased
Kirkwood Auto Branch	306 East Kirkwood Avenue Bloomington, IN 47408	Owned
Mall Road Banking Center	2801 Buick-Cadillac Boulevard Bloomington, IN 47401	Owned
Walnut Park Banking Center	2490 South Walnut Street Bloomington, IN 47403	Owned

NAME OF OFFICE	LOCATION	OWNED/LEASED

Brownstown Banking Center	1051 West Spring Street Brownstown, IN 47220	Owned
Avon Banking Center	9720 East US Highway 36 Avon, IN 46123	Owned
Brownsburg Banking Center	1490 North Green Street Brownsburg, IN 46112	Owned
Indianapolis Commercial Center	7517 Beechwood Centre Road, Suite 300 Avon, IN 46123	Leased
Plainfield Banking Center	802 Edwards Drive Plainfield, IN 46168	Owned
Noblesville Banking Center	15941 Cumberland Road Noblesville, IN 46060	Owned
Bedford Banking Center	Limestone Business Center, 2119 West 16th Street Bedford, IN 47421	Leased
Bell Trace Banking Center	800 Bell Trace Circle Bloomington, IN 47408	Leased
Meadowood Banking Center	2455 Tamarack Trail Bloomington, IN 47408	Leased
Redbud Hills Banking Center	3211 East Moores Pike Bloomington, IN 47401	Leased
Operations Center	5001 North State Road 37-Business Bloomington, IN 47404	Leased

We own our main office as well as 11 of our other banking center locations. We lease space for six banking centers and our operations center. The main office contains approximately 18,656 square feet of space, and is occupied solely by us. Our data processing center, bookkeeping, loan operations and deposit operations departments are located at the operations center.

Legal Proceedings

There are no material pending legal proceedings, other than routine litigation incidental to our business to which we are a party or of which any of our property is subject. Further, there is no material legal proceeding in which any of our directors, officers, principal shareholders or affiliates, or any associates of such directors, officers, principal shareholders or affiliates is a party, or has a material interest, adverse to us.

Employees

As of March 31, 2009, we had 204 full-time employees and 37 part-time employees. Management considers its relationship with its employees to be good.

STATISTICAL FINANCIAL DATA

Net Interest Income

The table on the following page presents information to assist in analyzing net interest income. The table of Average Balance Sheets and Interest Rates presents the major components of interest-earning assets and interest-bearing liabilities, related interest income and expense and the resulting yield or cost. For analytical purposes, we have adjusted interest income presented in the table to a tax-equivalent basis (as discussed on page 26 under the caption “Management’s Discussion and Analysis”) assuming a 34 percent tax rate. The tax-equivalent adjustment recognizes the income tax savings when comparing taxable and tax-exempt assets. We believe a table of the changes in tax-equivalent rates and margin is more relevant because it better explains changes in our after-tax net income.

Average Balance Sheets and Interest Rates

	Years Ended December 31,
	2008			2007			2006
	Average		Average	Average		Average	Average		Average
	Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Rate
	(Dollars in thousands)

ASSETS
Interest-earning assets
Taxable securities	$77,448	$3,550	4.58%	$87,238	$4,063	4.66%	$87,267	$3,545	4.06%
Tax-exempt securities(1)	36,619	1,879	5.13%	35,498	1,880	5.30%	30,286	1,530	5.05%

Total securities	114,067	5,429	4.76%	122,736	5,943	4.84%	117,553	5,075	4.32%
Commercial loans	99,353	6,048	6.09%	99,841	8,324	8.34%	97,043	7,574	7.80%
Real estate loans	484,841	29,822	6.15%	446,144	32,554	7.30%	433,385	30,395	7.01%
Installment loans	17,681	1,372	7.76%	18,498	1,494	8.08%	19,035	1,460	7.67%

Total loans(2)	601,875	37,242	6.19%	564,483	42,372	7.51%	549,463	39,429	7.18%
Interest-earning deposits	9,895	214	2.16%	3,042	151	4.95%	3,514	158	4.51%
FHLB Stock	2,312	117	5.06%	2,312	105	4.54%	2,467	121	4.90%
Federal funds sold	8,754	177	2.02%	11,102	599	5.40%	9,002	491	5.45%

Total interest-earning assets	736,903	43,179	5.86%	703,675	49,170	6.99%	681,999	45,275	6.64%

Noninterest-earning assets Allowance for loan losses	(8,103)			(6,354)			(5,891)
Premises and equipment & other assets	49,298			41,646			37,354
Cash and due from banks	13,906			14,716			16,675

Total assets	$792,004			$753,683			$730,137

LIABILITIES & SHAREHOLDERS’ EQUITY
Total interest-bearing deposits	$570,037	16,692	2.93%	$534,182	21,639	4.05%	$505,115	18,005	3.56%
Borrowed funds:
Short-term borrowings	48,835	776	1.59%	51,968	2,350	4.52%	56,502	2,532	4.48%
Other borrowings	27,967	1,393	4.98%	28,791	1,446	5.02%	30,927	1,441	4.66%

Total borrowed funds	76,802	2,169	2.82%	80,759	3,796	4.70%	87,429	3,973	4.54%

Total interest-bearing liabilities	646,839	18,861	2.92%	614,941	25,435	4.14%	592,544	21,978	3.71%
Noninterest-bearing liabilities
Noninterest-bearing demand deposits	79,503			77,725			77,647
Other liabilities	9,722			8,243			7,945
Shareholders’ equity	55,940			52,774			52,001

Total liabilities and shareholders’ equity	$792,004	18,861		$753,683	25,435		$730,137	21,978

Interest margin recap
Tax-equivalent net interest income and interest rate spread		24,318	2.94%		23,735	2.85%		23,297	2.93%
Tax-equivalent net interest income margin as a percent of total average earning assets			3.30%			3.37%			3.42%
Less: Tax-equivalent adjustment(3)		717			696			632

Net interest income		$23,601			$23,039			$22,665

(1)	Interest income on tax-exempt securities has been adjusted to a tax-equivalent basis using a marginal income tax rate of 34%.

(2)	Nonaccrual loans are included in average loan balances and loan fees are included in interest income.

(3)	Interest income adjustment to convert tax-exempt investment securities interest to fully tax equivalent basis using a marginal rate of 34%.

The following table presents net interest income components on a tax-equivalent basis and reflects changes between periods attributable to movement in either the average balance or average interest rate for both earning assets and interest-bearing liabilities. We computed the volume differences as the difference in volume between the current and prior year multiplied by the interest rate of the prior year, and computed the interest rate changes as the difference in rate between the current and prior year items multiplied by the volume of the prior year. We have allocated volume/rate variances on the basis of the absolute relationship between volume variances and rate variances. We included non-accrual loans in the average loan balances used in determining the yields.

Volume / Rate Analysis

	2008 Compared to 2007			2007 Compared to 2006			2006 Compared to 2005
	Increase (Decrease) Due to			Increase (Decrease) Due to			Increase (Decrease) Due to
	Volume	Rate	Total	Volume	Rate	Total	Volume	Rate	Total
	(Dollars in thousands)

Interest income
Loans	$2,942	$(8,072)	$(5,130)	$1,096	$1,847	$2,943	$3,279	$5,266	$8,545
Securities:
Taxable	(447)	(66)	(513)	(1)	519	518	(286)	571	285
Tax-exempt	60	(61)	(1)	273	77	350	640	158	798

Total securities interest	(387)	(127)	(514)	272	596	868	354	729	1,083

Interest-earning deposits	493	(430)	63	(13)	5	(8)	91	—	91
FHLB stock	—	12	12	(11)	(5)	(16)	(2)	15	13
Federal funds sold	(167)	(255)	(422)	116	(8)	108	320	67	387

Total interest income	2,881	(8,872)	(5,991)	1,460	2,435	3,895	4,042	6,077	10,119

Interest expense
Interest-bearing deposits	1,531	(6,478)	(4,947)	1,077	2,557	3,634	1,674	5,302	6,976
Short-term borrowings	(151)	(1,423)	(1,574)	(201)	19	(182)	338	921	1,259
Long-term debt	(41)	(12)	(53)	(160)	165	5	(348)	36	(312)

Total interest expense	1,339	(7,913)	(6,574)	716	2,741	3,457	1,664	6,259	7,923

Change in net interest income (fully tax-equivalent basis)	$1,542	$(959)	583	$744	$(306)	438	$2,378	$(182)	2,196

Tax-equivalent adjustment(1)			(21)			(64)			(355)

Change in net interest income			$562			$374			$1,841

(1)	Interest income on tax-exempt securities has been adjusted to a tax-equivalent basis using a marginal income tax rate of 34% .

Allowance for Loan Loss and Asset Quality

The following table presents activity in the allowance for loan losses during the years indicated. Our policy is to charge off loans when, in our opinion, the loan is deemed uncollectible. However, we make a concerted effort to collect charged off loans.

Analysis of Allowance for Loan Losses

	Years Ended December 31,
	2008	2007	2006	2005	2004
	(Dollars in thousands)

Balance at beginning of year	$6,654	$6,144	$5,585	$5,194	$5,019
Loans charged off
Commercial and industrial	(276)	(274)	(142)	(353)	(502)
Real estate
Construction	(1,861)	(673)	(93)	(168)	(509)
Mortgages	(1,901)	(579)	(227)	(61)	(358)
Installment	(675)	(579)	(616)	(428)	(127)

Total charge-offs	(4,713)	(2,105)	(1,078)	(1,010)	(1,496)

Charge-offs recovered
Commercial and industrial	30	118	63	47	127
Real estate
Construction	61	21	—	17	168
Mortgages	—	162	47	64	13
Installment	260	279	327	133	43

Total recoveries	351	580	437	261	351

Net loans charged off	(4,362)	(1,525)	(641)	(749)	(1,145)
Current year provision	8,880	2,035	1,200	1,140	1,320

Balance at end of year	$11,172	$6,654	$6,144	$5,585	$5,194

Loans at year end (excluding loans held for sale)	$629,702	$581,857	$556,918	$524,158	$474,345
Ratio of allowance to loans (excluding loans held for sale) at period end	1.77%	1.14%	1.10%	1.07%	1.09%
Average loans	$601,875	$564,483	$549,463	$499,503	$451,055
Ratio of net loans charged off to average loans	0.72%	0.27%	0.12%	0.15%	0.25%

The allocation of the allowance for loan losses along with the percentage of each loan type to total loans outstanding is illustrated in the following table. We regard the allowance as a general allowance which is available to absorb losses from all loans.

Allocation of the Allowance for Loan Losses

	2008		2007		2006
	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)

Balance at December 31:
Commercial, industrial and agricultural	$1,031	16.55%	$1,148	17.89%	$1,482	17.38%
Real Estate	9,517	80.90%	5,217	78.98%	4,202	78.84%
Installment	393	2.55%	289	3.14%	342	3.78%
Unallocated	231	N/A	—	N/A	118	N/A

Total allowance for loan losses	$11,172	100.00%	$6,654	100.00%	$6,144	100.00%

	2005		2004
	Amount	Percent	Amount	Percent

Balance at December 31:
Commercial, industrial and agricultural	$1,511	17.38%	$1,584	22.54%
Real Estate	3,607	78.84%	2,921	68.34%
Installment	410	3.78%	394	9.12%
Unallocated	57	N/A	295	N/A

Total allowance for loan losses	$5,585	100.00%	$5,194	100.00%

We have presented non-performing assets and their relative percentages to loan balances in the table on the following page. The level of non-performing loans is an important element in assessing asset quality and the relevant risk in the credit portfolio. Non-performing loans include non-accrual loans, restructured loans and loans delinquent 90 days or more and still accruing.

We evaluate loans for non-accrual status when payments are past due over 90 days or when we believe that there is a high probability that principal and interest are not fully collectible. We reverse and charge against current income any current year interest previously recorded but not deemed collectible. We then recognize interest income on these loans after the principal is collected. We generally place on non-accrual status any loans significantly past due that are not well secured and in the process of collection. Restructured loans are loans for which the contractual interest rate has been reduced or other concessions are granted to the borrower because of deterioration in the financial condition of the borrower resulting in the inability of the borrower to meet the original contractual terms of the loans. Another element associated with asset quality is other real estate owned (OREO), which represents properties we have acquired through loan defaults by customers.

Non-Performing Assets

	December 31,
Principal balance	2008	2007	2006	2005	2004
	(Dollars in thousands)

Non-accrual	$14,329	$6,919	$1,670	$1,640	$3,283
Restructured	—	19	42	293	391
90 days or more past due and still accruing	1,194	435	644	99	29

Total non-performing loans	$15,523	$7,373	$2,356	$2,032	$3,703

Non-performing loans as a percent of total loans (including loans held for sale)	2.45%	1.26%	0.42%	0.39%	0.78%
Other real estate owned (OREO)	$3,257	$841	$141	$—	$350
OREO as a percent of total loans (including loans held for sale)	0.51%	0.14%	0.03%	—	0.07%
Allowance as a percent of non-performing loans	71.97%	90.25%	260.78%	274.85%	140.26%

We recognized interest income of $400,000 for the year ended December 31, 2008 on the non-accruing and restructured loans listed in the table above. Under the original terms of these loans, we would have recognized interest income of $801,000.

Potential Problem Loans

In addition to loans classified for regulatory purposes, we also designate certain loans for internal monitoring purposes in a watch category. We may place loans on our watch list as a result of delinquent status, concern about the borrower’s financial condition or the value of the collateral securing the loan, substandard classification during regulatory examinations, or simply as a result of our desire to monitor more closely a borrower’s financial condition and performance. Watch category loans may include loans with loss potential that are still performing and accruing interest and may be current under the terms of the loan agreements, but with respect to which we may have a significant degree of concern about the borrowers’ ability to continue to perform according to the terms of the loans. We typically evaluate loss exposure on these loans based primarily upon adequacy of the cash flow repaying the loan or the estimated liquidation value of the collateral securing these loans. Also, watch category loans may include credits which, although adequately secured and performing, have past delinquency problems or where unfavorable financial trends are exhibited by borrowers.

All watch list loans are subject to additional scrutiny and monitoring on a monthly or quarterly basis. Our philosophy encourages loan officers to identify borrowers that should be monitored in this fashion, which we believe ultimately results in the identification of problem loans in a more timely fashion.

We identified $42.5 million and $9.4 million of loans on our watch list which were not included in impaired or non-performing loans at December 31, 2008 and 2007, respectively.

Financial Condition

Securities

The majority of our securities portfolio is comprised of government agency securities and mortgage-backed obligations, which we believe have little or no credit risk. However our securities portfolio carries varying degrees of risk. Obligations of states and political subdivisions and corporate securities are the areas of highest potential credit exposure in the portfolio. We attempt to minimize this risk through the purchase of high quality investments.

Our investment policy requires that general obligations of other states and political subdivisions and corporate bonds must have a rating of A or better when purchased. In-state general obligation municipals must be rated Baa or better. In-state revenue municipals must be rated A or better and out-of-state revenue municipals must be rated AA or better at the time of purchase. The vast majority of these investments maintained their original ratings at December 31, 2008. No securities of an individual issuer, excluding the U.S. Government and its agencies, exceed 10 percent of our shareholders’ equity as of December 31, 2008.

We have not utilized off-balance sheet derivative financial instruments. As of December 31, 2008 and December 31, 2007, we held no structured notes in our securities portfolio.

Held to maturity securities are those for which we have both the positive intent and the ability to hold to maturity. We report held to maturity securities at amortized cost. Available for sale securities are those for which we may decide to sell if needed for liquidity, asset/liability management, or other reasons. We report available for sale securities at fair value, with unrealized gains and losses included in other comprehensive income, net of tax. Trading securities consist of investments in various mutual funds and Monroe Bancorp common stock held in grantor trusts related to the Monroe Bancorp Directors’ Deferred Compensation Plan and the Monroe Bancorp Executives’ Deferred Compensation Plan. Our obligations under the deferred compensation plan change in concert with the performance of the investments.

The following tables summarize the carrying values of securities from December 31, 2006 through December 31, 2008. The maturity distribution of securities at December 31, 2008 is summarized by classification.

Securities

	December 31,
	2008	2007	2006
	(Dollars in thousands)

Available for sale
Government agencies	$28,155	$28,270	$38,733
State and municipal	32,756	37,832	34,097
Mortgage-backed & asset-backed	47,216	49,963	39,288
Corporate bonds	2,403	1,981	—
Equity securities	2,965	2,959	2,922

Total available for sale	113,495	121,005	115,040
Held to Maturity
Government agencies	1,003	1,005	1,006
State and municipal	4,050	—	645
Mortgage-backed & asset-backed	1	1	2

Total held to maturity	5,054	1,006	1,653
Trading securities
Mutual funds	2,981	3,647	3,557

Total trading securities	2,981	3,647	3,557

Total securities	$121,530	$125,658	$120,250

Securities Maturity Schedule at December 31, 2008

	1 Year and Less		1 to 5 Years		5 to 10 Years		Over 10 Years		Total
	Balance	Rate	Balance	Rate	Balance	Rate	Balance	Rate	Balance	Rate

Available for sale
Government agencies	$12,556	1.15%	$14,304	4.09%	$1,295	5.01%	$—		$28,155	2.82%
State and municipal	7,862	3.10%	14,913	3.41%	9,981	3.61%	—		32,756	3.40%
Corporate bonds	1,470	4.05%	933	5.26%	—		—		2,403	4.52%
Mortgage-backed & asset-backed(1)	1,209	3.16%	6,111	3.91%	795	5.05%	39,101	5.02%	47,216	4.83%
Equity Securities(2)	2,965	4.24%	—		—		—		2,965	4.24%

Total available for sale	$26,062		$36,261		$12,071		$39,101		$113,495	3.91%

Held to Maturity
Government agencies	$—		$1,003	4.85%	$—		$—		$1,003	4.85%
State and municipal	—		—				4,050	1.88%	4,050	1.88%
Mortgage-backed & asset-backed(1)	—		1	5.39%	—		—		1	5.39%

Total held to maturity	$—		$1,004		$—		$4,050		$5,054	2.47%

Trading Securities
Mutual funds(2)	$2,981	3.12%	$—		$—		$—		$2,981	3.12%

Total trading securities	$2,981		$—		$—		$—		$2,981	3.12%

(1)	Mortgage-backed and asset-backed securities maturities are based on average life at the projected prepayment speed.

(2)	Equity securities and mutual funds have no maturities.

Loans

The loan portfolio constitutes our major earning asset and offers the best alternative for maximizing interest spread above the cost of funds. Our loan personnel have the authority to extend credit under guidelines established and approved by our board of directors. Any credit which exceeds the authority of the loan officer, but is under $2.0 million is reviewed by the officers’ loan committee for approval. This committee is comprised of the President/CEO, senior vice president, chief credit officer and several experienced loan officers. Aggregate relationships exceeding $2.0 million are reviewed by the board of directors’ loan committee for approval. This loan committee is comprised of six board members, one of whom is our President and CEO. This loan committee not only acts as an approval body to ensure consistent application of our loan policy, but also provides valuable insight through communication and pooling of knowledge, judgment, and experience of its members.

Our primary lending area generally includes Monroe, Hamilton, Hendricks, Jackson, Lawrence and contiguous counties in Southern and Central Indiana. We extend out-of-area credit only to borrowers who are considered to be low risk, and then, only on a limited basis.

The following table reflects outstanding balances by loan type.

Loans Outstanding

	December 31,
	2008	2007	2006	2005	2004
	(Dollars in thousands)

Commercial and industrial	$103,121	$103,069	$92,528	$89,850	$85,420
Agricultural	1,658	1,542	1,384	1,427	992
Real estate:
One-to-four-family	110,242	91,530	94,817	99,180	104,541
Multi-family	84,063	69,502	59,608	59,057	52,087
Commercial	205,433	171,144	165,714	156,014	128,167
Construction	80,917	101,011	97,006	68,066	61,828
Home equity	28,976	25,222	26,515	28,792	26,188
Farm land	2,547	3,462	3,195	3,216	1,450
Installment	16,134	18,349	18,696	19,864	16,412

Total loans	$633,091	$584,831	$559,463	$525,466	$477,085

The following table presents the composition of the loan portfolio expressed as a percent of total loans.

	December 31,
	2008	2007	2006	2005	2004

Commercial and industrial	16.29%	17.62%	16.54%	17.11%	17.91%
Agricultural	0.26%	0.26%	0.25%	0.27%	0.21%
Real estate:
One-to-four-family	17.41%	15.65%	16.95%	18.87%	21.91%
Multi-family	13.28%	11.89%	10.65%	11.24%	10.92%
Commercial	32.45%	29.27%	29.62%	29.69%	26.86%
Construction	12.78%	17.27%	17.34%	12.95%	12.96%
Home equity	4.58%	4.31%	4.74%	5.48%	5.49%
Farm land	0.40%	0.59%	0.57%	0.61%	0.30%
Installment	2.55%	3.14%	3.34%	3.78%	3.44%

Total	100.00%	100.00%	100.00%	100.00%	100.00%

The following table reflects the maturity schedule of loans. Also indicated are fixed and variable rate loans maturing after one year.

Loan Liquidity

	Loan Maturities at December 31, 2008
	1 Year	1 - 5	Over 5
	and Less	Years	Years	Total
	(Dollars in thousands)

Commercial and industrial	$51,913	$36,635	$16,231	$104,779
Real estate:
One-to-four-family	10,312	6,837	93,093	$110,242
Multi-family	7,321	5,148	71,594	$84,063
Commercial	18,679	32,978	153,776	$205,433
Construction	51,992	17,736	11,189	$80,917
Home equity	—	—	28,976	$28,976
Farm land	—	220	2,327	$2,547
Installment	1,424	7,166	7,544	$16,134

Total loans	$141,641	$106,720	$384,730	$633,091

Loans maturing after 1 year with:
Fixed interest rates		$66,379	$101,356
Adjustable interest rates		40,341	283,374

		$106,720	$384,730

Deposits

We offer a wide variety of deposit products and services to individual and commercial customers, such as noninterest-bearing and interest-bearing checking accounts, savings accounts, money market accounts, and certificates of deposit. The deposit base provides the major funding source for earning assets.

The following table shows the average amount of deposits and average rates of interest paid thereon for the years indicated.

Deposit Information

	2008		2007		2006
	Amount	Rate	Amount	Rate	Amount	Rate
	(Dollars in thousands)

Noninterest-bearing	$79,503		$77,725		$77,647
Interest-bearing demand	235,005	1.62%	231,010	3.23%	226,905	3.10%
Savings deposits	17,618	0.40%	17,940	0.50%	19,448	0.50%
Time	317,414	4.04%	285,232	4.94%	258,762	4.21%

Total average deposits	$649,540	2.93%	$611,907	4.05%	$582,762	3.56%

Certificates of deposit and other time deposits of $100,000 or more mature as follows:

CD’s over $100,000

	At December 31,
	2008	2007	2006
	(Dollars in thousands)

3 months or less	$51,527	$32,831	$28,161
3 through 6 months	23,282	30,023	21,369
6 through 12 months	31,054	42,791	51,081
Over 12 months	21,726	22,957	15,430

	$127,589	$128,602	$116,041

Certificates of deposit of $100,000 or more totaled $127.6 million at December 31, 2008, which was a decrease of $1.0 million compared to December 31, 2007. We began using brokered certificates of deposit as an alternative funding source in 2005. While our primary focus for 2009 will be on growing core deposits, management anticipates it will continue to use brokered and public fund certificates of deposit as an alternative funding source in the future.

Borrowings

A detailed schedule of short-term borrowings follows:

Short-term Borrowings

	December 31,
	2008	2007	2006
	(Dollars in thousands)

Repurchase agreements outstanding	$59,404	$43,195	$70,784
Federal funds purchased	—	24,850	2,075

Total short-term borrowings	$59,404	$68,045	$72,859

Average federal funds purchased during the year	$3,149	$2,085	$1,858
Average repurchase agreements during the year	$45,686	$49,884	$54,644
Maximum month-end federal funds purchased	$17,935	$24,850	$13,000
Maximum month-end repurchase agreements	$59,404	$65,589	$70,784
YTD average interest rate on federal funds purchased	3.25%	5.34%	5.15%
Average interest rate at end of period on federal funds purchased	0.28%	4.30%	5.51%
YTD Average interest rate on repurchase agreements	1.47%	4.49%	4.46%
Average interest rate at end of period on repurchase agreements	0.41%	3.73%	4.71%

Repurchase agreements are borrowings which mature daily and are secured by U.S. government agency obligations.

The Bank became a member of the FHLB in 1997 and has the authority to borrow up to $57.0 million from the FHLB. All current and any future borrowings are secured by a blanket collateral pledge of the Bank’s one-to-four family residential loans and multi-family loans. Other borrowings, consisting of FHLB advances, loans sold under repurchase agreements and two junior subordinated debentures, were $33.8 million and $28.4 million as of December 31, 2008 and 2007, respectively. The FHLB borrowings accounted for the vast majority of other borrowings. We expect to primarily use deposit growth in the future as a source of loan funding and for general liquidity, but may continue to supplement this with additional FHLB advances.

Liquidity

The following table details the main components of cash flows for the years ended December 31, 2008 and 2007.

Funding Uses and Sources

	Year Ended December 31, 2008			Year Ended December 31, 2007
	Average	Increase/(Decrease)		Average	Increase/(Decrease)
	Balance	Amount	Percent	Balance	Amount	Percent
	(Dollars in thousands)

Funding Uses
Loans, net of unearned income	$601,875	$37,392	6.62%	$564,483	$15,020	2.73%
Taxable securities	77,448	(9,790)	(11.22)%	87,238	(29)	(0.03)%
Tax-exempt securities	36,619	1,121	3.16%	35,498	5,212	17.21%
Interest-earning deposits	9,895	6,853	225.28%	3,042	(472)	(13.43)%
FHLB stock	2,312	—	—%	2,312	(155)	(6.28)%
Federal funds sold	8,754	(2,348)	(21.15)%	11,102	2,100	23.33%

Total uses	$736,903	$33,228	4.72%	$703,675	$21,676	3.18%

Funding Sources
Noninterest-bearing deposits	$79,503	$1,778	2.29%	$77,725	$78	0.10%
Interest-bearing demand, savings & time	570,037	35,855	6.71%	534,182	29,067	5.75%
Short-term borrowings	48,835	(3,133)	(6.03)%	51,968	(4,534)	(8.02)%
Other borrowings	27,967	(824)	(2.86)%	28,791	(2,136)	(6.91)%

Total sources	$726,342	$33,676	4.86%	$692,666	$22,475	3.35%

Capital Adequacy

We believe that we and the Bank met all the capital requirements as of December 31, 2008 and 2007, and that the Bank was well-capitalized under the guidelines established by the banking regulators. To be well-capitalized, the Bank must maintain the prompt corrective action capital guidelines discussed in the “Capital Regulations” subsection of the “Regulation and Supervision” portion of this prospectus. Our consolidated capital amounts and ratios are presented in the following table.

We were not aware at either December 31, 2008 or March 31, 2009 of any current recommendations by banking regulatory authorities which, if they were to be implemented, would have, or are reasonably likely to have, a material effect on our consolidated liquidity, capital resources or operations.

Capital

	At December 31,
	2008	2007
	(Dollars in thousands)

Tier 1 capital
Shareholders’ equity	$55,921	$54,452
Less: Intangibles	—	—
Add: Unrealized (gain)/loss on securities	(817)	(223)
Add: Qualifying trust preferred securities	8,248	8,248
Deduct: Unrealized loss on available for sale equities	(26)	(25)

Total Tier 1 capital	$63,326	$62,452

Total risk-based capital
Tier 1 capital	$63,326	$62,452
Tier 2 capital	7,888	6,654

Total risk-based capital	$71,214	$69,106

Risk weighted assets	$627,795	$607,801
Quarterly average assets	$818,353	$767,537

Risk-based ratios:
Tier 1 capital (to risk-weighted assets)	10.09%	10.28%
Total risk-based capital (to risk-weighted assets)	11.34%	11.37%
Leverage ratio (Tier 1 capital to average assets)	7.74%	8.14%

REGULATION AND SUPERVISION

We operate in highly regulated environments and are subject to supervision and regulation by several governmental regulatory agencies, including the Federal Reserve, the FDIC and the Indiana Department of Financial Institutions (“DFI”). The laws and regulations established by these agencies are generally intended to protect depositors, not shareholders. Changes in applicable laws, regulations, governmental policies, income tax laws and accounting principles may have a material effect on our business and prospects. The following summary is qualified by reference to the statutory and regulatory provisions discussed.

Monroe Bancorp

Bank Holding Company Act.  Because we own all of the outstanding capital stock of the Bank, we are registered as a bank holding company under the federal Bank Holding Company Act of 1956, are subject to periodic examination by the Federal Reserve, and are required to file periodic reports of our operations and any additional information that the Federal Reserve may require.

Investments, Control, and Activities.  With some limited exceptions, the Bank Holding Company Act requires every bank holding company to obtain the prior approval of the Federal Reserve before acquiring another bank holding company or acquiring more than five percent of the voting shares of a bank (unless it already owns or controls the majority of such shares).

Bank holding companies are prohibited, with certain limited exceptions, from engaging in activities other than those of banking or of managing or controlling banks. They are also prohibited from acquiring or retaining direct or indirect ownership or control of voting shares or assets of any company which is not a bank or bank holding company, other than subsidiary companies furnishing services to or performing services for their subsidiaries, and other subsidiaries engaged in activities which the Federal Reserve Board determines to be so closely related to banking or managing or controlling banks as to be incidental to these operations. The Bank Holding Company Act does not place territorial restrictions on the activities of such nonbanking-related activities.

Effective as of March 11, 2001, the Gramm-Leach-Bliley Act allows bank holding companies which meet certain management, capital and CRA standards and which have elected to become a financial holding company to engage in a substantially broader range of nonbanking activities than was previously permissible, including insurance underwriting and agency, and underwriting and making merchant banking investments in commercial and financial companies. This act also removes various restrictions that previously applied to bank holding company ownership of securities firms and mutual fund advisory companies.

We are not currently a financial holding company and do not currently plan to become a financial holding company or engage in any activity other than owning the stock of the Bank.

Dividends.  The Federal Reserve’s policy is that a bank holding company experiencing earnings weakness should not pay cash dividends exceeding its net income or which could only be funded in ways that weaken the bank holding company’s financial health, such as by borrowing. Additionally, the Federal Reserve possesses enforcement powers over bank holding companies and their non-bank subsidiaries to prevent or remedy actions that represent unsafe or unsound practices or violations of applicable statutes and regulations. Among these powers is the ability to proscribe the payment of dividends by banks and bank holding companies. As a general matter, the Federal Reserve may determine that a holding company has engaged in an unsafe and unsound practice if its pays a dividend when its net income available to shareholders for the past four quarters, net of dividends previously paid during that period, is not sufficient to fully fund the dividend; the holding company’s prospective rate of earnings retention is not consistent with the holding company’s capital needs and overall current and prospective financial condition; or the holding company will not meet, or is in danger of not meeting, its minimum regulatory capital adequacy ratios.

Source of Strength.  In accordance with Federal Reserve policy, we are expected to act as a source of financial strength to the Bank and to commit resources to support the Bank in circumstances in which we might not otherwise do so.

Sarbanes-Oxley Act of 2002.  The Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) represents a comprehensive revision of laws affecting corporate governance, accounting obligations and corporate reporting. Among other requirements, the Sarbanes-Oxley Act established: (i) new requirements for audit committees of public companies, including independence, expertise, and responsibilities; (ii) additional responsibilities regarding financial statements for the chief executive officers and chief financial officers of reporting companies; (iii) new standards for auditors and regulation of audits; (iv) increased disclosure and reporting obligations for reporting companies regarding various matters relating to corporate governance; and (v) new and increased civil and criminal penalties for violation of the securities laws.

Monroe Bank

General Regulatory Supervision.  The Bank is an Indiana-chartered banking corporation subject to examination by the DFI. The DFI and the FDIC regulate or monitor virtually all areas of the Bank’s operations. The Bank must undergo regular on-site examinations by the FDIC and DFI and must submit annual reports to the FDIC and the DFI.

Lending Limits.  Under Indiana law, the total loans and extensions of credit by an Indiana-chartered bank to a borrower outstanding at one time and not fully secured may not exceed 15 percent of the bank’s capital and unimpaired surplus. In addition, the total amount of outstanding loans and extensions of credit to any borrower outstanding at one time and fully secured by readily marketable collateral may not exceed ten percent of the unimpaired capital and unimpaired surplus of the bank (this limitation is separate from and in addition to the above limitation).

Deposit Insurance.  As an FDIC-insured institution, the Bank is required to pay deposit insurance premium assessments to the FDIC. The FDIC has adopted a risk-based assessment system whereby FDIC-insured depository institutions pay insurance premiums at rates based on their risk classification. An institution’s risk classification is assigned based on its capital levels and the level of supervisory concern the institution poses to the regulators. Under the regulations of the FDIC, as presently in effect, insurance assessments range from 0.12 percent to 0.50 percent of total deposits for the first quarter 2009 assessment period only (subject to the application of assessment credits, if any, issued by the FDIC in 2008). Effective April 1, 2009, insurance assessments will range from 0.07 percent to 0.78 percent, depending on an institution’s risk classification, as well as its unsecured debt, secured liability and brokered deposits. In addition, under a final rule announced on May 22, 2009, the FDIC has imposed a 5 basis point emergency special assessment on insured depository institutions on June 30, 2009. The assessment is equal to $.05 for each $100 of assets, less Tier 1 capital, as of June 30, 2009, but the amount of such assessment is capped at 10 basis points of domestic deposits. The emergency special assessment will be collected on September 30, 2009. The final rule also authorizes the FDIC to impose additional emergency special assessments after September 30, 2009, of up to 5 basis points per quarter, if necessary to maintain public confidence in federal deposit insurance. The FDIC has indicated that a second emergency assessment is probable.

Deposits in the Bank are insured by the FDIC up to a maximum amount, which is generally $250,000 (in effect until December 31, 2013) per depositor subject to aggregation rules. The Bank is also subject to assessment for the Financial Corporation (“FICO”) to service the interest on its bond obligations. The amount assessed on individual institutions, including the Bank, by FICO is in addition to the amount paid for deposit insurance according to the risk-related assessment rate schedule. Increases in deposit insurance premiums or changes in risk classification will increase the Bank’s cost of funds, and it may not be able to pass these costs on to its customers. During 2007, the FDIC began collecting deposit insurance premiums in arrears. The last payment was made by the Bank on March 30, 2009, for the quarter ended December 31, 2008, in the amount of $136,000.

Transactions with Affiliates and Insiders.  The Bank is subject to limitations on the amount of loans or extensions of credit to, or investments in, or certain other transactions with, affiliates and on the amount of advances to third parties collateralized by the securities or obligations of affiliates. Furthermore, within the foregoing limitations as to amount, each covered transaction must meet specified collateral requirements. Compliance is also required with certain provisions designed to avoid the taking of low quality assets. The Bank is also prohibited from engaging in certain transactions with certain affiliates and insiders unless the transactions are on terms substantially the same, or at least as favorable to such institution or its subsidiaries, as those prevailing at the time for comparable transactions with nonaffiliated companies.

Extensions of credit by the Bank to its executive officers, directors, certain principal shareholders, and their related interests must:

•	be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with third parties; and

•	not involve more than the normal risk of repayment or present other unfavorable features.

Dividends.  Under Indiana law, the Bank may pay dividends from its undivided profits in an amount declared by its Board of Directors, subject to prior approval of the DFI if the proposed dividend, when added to all prior dividends declared during the current calendar year, would be greater than the current year’s “net profits” and retained “net profits” for the previous two calendar years.

Federal law generally prohibits the Bank from paying a dividend to us if the depository institution would thereafter be undercapitalized. The FDIC may prevent an insured bank from paying dividends if the bank is in default of payment of any assessment due to the FDIC. In addition, payment of dividends by a bank may be prevented by the applicable federal regulatory authority if such payment is determined, by reason of the financial condition of such bank, to be an unsafe and unsound banking practice.

Branching and Acquisitions.  Branching by the Bank requires the prior approval of the FDIC and the DFI. Under current law, Indiana chartered banks may establish branches throughout the state and in other states. Congress authorized interstate branching, with certain limitations, beginning in 1997. Indiana law authorizes an Indiana bank to establish one or more branches in states other than Indiana through interstate merger transactions and to establish one or more interstate branches through de novo branching or the acquisition of a branch.

Community Reinvestment Act.  The Community Reinvestment Act requires that the FDIC evaluate the record of the Bank in meeting the credit needs of its local community, including low and moderate income neighborhoods. These factors are also considered in evaluating mergers, acquisitions, and applications to open a branch or facility. Failure to adequately meet these criteria could result in the imposition of additional requirements and limitations on the Bank.

Capital Regulations.  The federal bank regulatory authorities have adopted risk-based capital guidelines for banks and bank holding companies that are designed to make regulatory capital requirements more sensitive to differences in risk profiles among banks and bank holding companies and account for off-balance sheet items. Risk-based capital ratios are determined by allocating assets and specified off-balance sheet commitments to four risk-weighted categories of 0 percent, 20 percent, 50 percent, or 100 percent, with higher levels of capital being required for the categories perceived as representing greater risk. The guidelines are minimums, and the federal regulators have noted that banks and bank holding companies contemplating significant expansion programs should not allow expansion to diminish their capital ratios and should maintain ratios in excess of the minimums. Neither the holding company nor the Bank has received any notice indicating that either is subject to higher capital requirements.

The federal bank regulatory authorities have also implemented a leverage ratio to supplement to the risk-based guidelines. The principal objective of the leverage ratio is to place a constraint on the maximum degree to which a bank holding company may leverage its equity capital base.

The Bank is also subject to the FDIC’s “prompt corrective action” regulations, which implement a capital-based regulatory scheme designed to promote early intervention for troubled banks. This framework contains five categories of compliance with regulatory capital requirements, including “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized,” and “critically undercapitalized.” As of March 31, 2009, the Bank was qualified as “well capitalized.” It should be noted that a bank’s capital category is determined solely for the purpose of applying the FDIC’s “prompt corrective action” regulations and that the capital category may not constitute an accurate representation of the Bank’s overall financial condition or prospects. The degree of regulatory scrutiny of a financial institution increases, and the permissible activities of the institution decrease, as it moves downward through the capital categories. Bank holding companies controlling financial institutions can be required to boost the institutions’ capital and to partially guarantee the institutions’ performance.

Other Regulations.  Interest and other charges collected or contracted for by the Bank are subject to state usury laws and federal laws concerning interest rates. The Bank’s loan operations are also subject to federal and state laws applicable to credit transactions, such as the:

•	Truth-In-Lending Act and state consumer protection laws, governing disclosures of credit terms and prohibitive certain practices with regard to consumer borrowers;

•	Home Mortgage Disclosure Act of 1975, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;

•	Equal Credit Opportunity Act and other fair lending laws, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;

•	Fair Credit Reporting Act of 1978 and Fair and Accurate Transactions Act of 2003, governing the use and provision of information to credit reporting agencies;

•	Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies; and

•	rules and regulations of the various federal agencies charged with the responsibility of implementing such federal laws.

The deposit operations of the Bank also are subject to the:

•	Customer Information Security Guidelines. The federal bank regulatory agencies have adopted final guidelines (the “Guidelines”) for safeguarding confidential customer information. The Guidelines require each financial institution, under the supervision and ongoing oversight of its Board of Directors, to create a comprehensive written information security program designed to ensure the security and confidentiality of customer information, protect against any anticipated threats or hazards to the security or integrity of such information; and protect against unauthorized access to or use of such information that could result in substantial harm or inconvenience to any customer.

•	Electronic Funds Transfer Act, and Regulation E. The Electronic Funds Transfer Act, which is implemented by Regulation E, governs automatic deposits to and withdrawals from deposit accounts and customers’ rights and liabilities arising from the use of automated teller machines and other electronic banking service.

Check Clearing for the 21st Century Act.  Effective October 28, 2004, the Federal Reserve adopted final amendments to Regulation CC and its commentary to implement the Check Clearing for the 21st Century Act (the “Check 21 Act”). The Check 21 Act was enacted on October 28, 2003 and became effective on October 28, 2004.

To facilitate check truncation and electronic check exchange, the Check 21 Act authorizes a new negotiable instrument called a “substitute check” and provides that a properly prepared substitute check is the legal equivalent of the original check for all purposes. A substitute check is a paper reproduction of the original check that can be processed just like the original check. The Check 21 Act does not require any bank to create substitute checks or to accept checks electronically. The Federal Reserve’s amendments: (i) set forth the requirements of the Check 21 Act that apply to all banks, including those that choose not to create substitute checks; (ii) provide a model disclosure and model notices relating to substitute checks; and (iii) set forth bank endorsement and identification requirements for substitute checks. The amendments also clarify some existing provisions of the rule and commentary.

USA Patriot Act.  The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the “USA Patriot Act”) is intended to strengthen the ability of U.S. Law Enforcement to combat terrorism on a variety of fronts. The potential impact of the USA Patriot Act on financial institutions is significant and wide-ranging. The USA Patriot Act contains sweeping anti-money laundering and financial transparency laws and requires financial institutions to implement additional policies and procedures with respect to, or additional measures designed to address, any or all of the following matters, among others: money laundering and currency crimes, suspicious activities, customer identification verification, cooperation among financial institutions, and currency transaction reporting.

Enforcement Powers.  Federal regulatory agencies may assess civil and criminal penalties against depository institutions and certain “institution-affiliated parties,” including management, employees, and agents of a financial institution, as well as independent contractors and consultants such as attorneys and accountants and others who participate in the conduct of the financial institution’s affairs. In addition, regulators may commence enforcement actions against institutions and institution-affiliated parties. Possible enforcement actions include the termination of deposit insurance. Furthermore, regulators may issue cease-and-desist orders to, among other things, require affirmative action to correct any harm resulting from a violation or practice, including restitution, reimbursement, indemnifications or guarantees against loss. A financial institution may also be ordered to restrict its growth, dispose of certain assets, rescind agreements or contracts, or take other actions as determined by the regulator to be appropriate.

Effect of Governmental Monetary Policies.  Our earnings are affected by domestic economic conditions and the monetary and fiscal policies of the United States government and its agencies. The Federal Reserve Bank’s monetary policies have had, and are likely to continue to have, an important impact on the operating results of commercial banks through its power to implement national monetary policy in order, among other things, to curb inflation or combat a recession. The monetary policies of the Federal Reserve Board have major effects upon the levels of bank loans, investments and deposits through its open market operations in United States government securities and through its regulation of the discount rate on borrowings of member banks and the reserve requirements against member bank deposits. It is not possible to predict the nature or impact of future changes in monetary and fiscal policies.

Recent Legislative and Regulatory Initiatives to Address Financial and Economic Crises.  Congress, Treasury and the federal banking regulators, including the FDIC, have taken broad action since early September 2008 to address volatility in the U.S. banking system and financial markets.

In October 2008, the EESA was enacted. The EESA authorizes Treasury to purchase from financial institutions and their holding companies up to $700 billion in mortgage loans, mortgage-related securities and certain other financial instruments, including debt and equity securities issued by financial institutions and their holding companies in a troubled asset relief program (“TARP”). The stated purpose of TARP is to restore confidence and stability to the U.S. banking system and to encourage financial institutions to increase their lending to customers and to each other. As part of TARP, Treasury has allocated $250 billion towards the Capital Purchase Program. Under the Capital Purchase Program, Treasury purchases debt or equity securities from participating institutions. Participants in the Capital Purchase Program are subject to various restrictions regarding dividends, stock repurchases, corporate governance and executive compensation. We withdrew our application to participate in the program before it was determined whether or not we would be allowed to participate and, therefore, we are not subject to the restrictions imposed on Capital Purchase Program participants.

EESA also increased FDIC deposit insurance on most accounts from $100,000 to $250,000. This increase is in place until the end of 2013 and is not covered by deposit insurance premiums paid by the banking industry.

Following a systemic risk determination, on October 14, 2008, the FDIC established a Temporary Liquidity Guarantee Program (“TLGP”). The TLGP includes the Transaction Account Guarantee Program (“TAGP”), which provides unlimited deposit insurance coverage through December 31, 2009 for noninterest-bearing transaction accounts (typically business checking accounts) and certain funds swept into noninterest-bearing savings accounts. Institutions participating in the TAGP pay a 10 basis points fee (annualized) on the balance of each covered account in excess of $250,000, while the extra deposit insurance is in place. The TLGP also includes the DGP, under which the FDIC guarantees certain senior unsecured debt of FDIC-insured institutions and their holding companies. The unsecured debt must be issued on or after October 14, 2008 and not later than October 31, 2009, and the guarantee is effective through the earlier of the maturity date or October 31, 2012. The DGP coverage limit is generally 125 percent of the entity’s eligible debt outstanding on September 30, 2008 and scheduled to mature on or before June 30, 2009 or, for certain insured institutions, 2 percent of their total liabilities as of September 30, 2008. Depending on the term of the debt maturity, the nonrefundable DGP fee ranges from 50 to 100 basis points (annualized) for covered debt outstanding until the earlier of maturity or June 30, 2012. The TAGP and DGP are in effect for all eligible entities, unless the entity opted out on or before December 5, 2008. We did not opt out of the TAGP or the DGP, although we do not have any eligible debt and therefore do not currently anticipate paying any premium associated with the DGP.

On February 17, 2009, President Obama signed ARRA, more commonly known as the economic stimulus or economic recovery package. ARRA includes a wide variety of programs intended to stimulate the economy and provide for extensive infrastructure, energy, health and education needs. The ARRA also imposes new executive compensation and corporate governance limits on current and future participants in the Treasury’s Capital Purchase Program in addition to those previously announced by Treasury.

MANAGEMENT

Directors of the Company

Our directors are listed in the table below. Each director serves a term of three years, unless otherwise specified, or until their respective successors are chosen and qualified. All of the directors are considered to be “independent” as defined by NASDAQ’s listing requirements with the exception of Mark D. Bradford, who is President and Chief Executive Officer of both the holding company and the Bank.

CLASS 1 Directors (Terms expire 2012)
Name	Age	Office and Business Experience for the Past Five Years

Dr. Bradford J. Bomba, Jr.	48	Dr. Bomba has served as a director of the holding company and the Bank since 1996. He is a physician with Internal Medicine Associates.
Mark D. Bradford	52	Mr. Bradford originally joined the Bank in 1990 as a Senior Vice President and CFO and was named Executive Vice President and CFO in October 1998 and President and CEO on June 30, 1999. He was elected Secretary/Treasurer in December 1997, and Vice President/Treasurer in December 1998. He was named President, CEO and a director of the holding company and the Bank in June 1999.
James G. Burkhart	44	Mr. Burkhart was invited to join our Board of Directors in June of 2007. Mr. Burkhart is the Chief Executive Officer for American Senior Communities, LLC and has worked in the senior healthcare industry in a management and financial capacity since 1992. Prior to 1992, Mr. Burkhart was a manager at Ernst & Young for six years. He is a certified public accountant.

CLASS 2 Directors (Terms expire 2010)
Name	Age	Office and Business Experience for the Past Five Years

Joyce Claflin Harrell	61	Ms. Harrell has served as a director since our incorporation in 1984 and of the Bank since 1983. Since June 2002, she has served as President of Claflin Enterprise, LLC, a company that markets home health care products. Beginning in 2006, she also serves as President of Claflin Enterprise, Inc., d/b/a Home Instead Senior Care, Greenwood, Indiana, a provider of home care services. Prior to her current positions, she served as Senior Vice President/CFO of Indiana University Foundation from April 1990 to April 1999. She served as Vice President/Controller of the Bank from 1982 to 1990. She is a certified public accountant.
Harry F. McNaught, Jr.	55	Mr. McNaught has served as a director of the holding company and the Bank since January 2003. He is the President of Denison Properties, Inc., which is a commercial real estate development company.
Charles R. Royal, Jr.	77	Mr. Royal has served as a director of the holding company and the Bank since 1987 and has served as Chairman of both entities since April 2005. He is the President/Dealer/Principal for Royal Mazda, Inc.

CLASS 3 Directors (Terms expire 2011)
Name	Age	Office and Business Experience for the Past Five Years

James D. Bremner	53	Mr. Bremner has served as a director of the holding company and the Bank since 2004. He is President of BremnerDuke Healthcare Real Estate, which is a national healthcare real estate development and management firm, headquartered in Indianapolis, Indiana.
Steven R. Crider	50	Mr. Crider has served as a director of the holding company and the Bank since 1995. He is Vice President of Crider & Crider, Inc., which is a highway/site development contractor.
Paul W. Mobley	68	Mr. Mobley has served as a director since our incorporation in 1984 and as a director of the Bank since 1978. He is Chairman and CEO of Noble Roman’s, Inc., which sells and services franchises primarily for non-traditional locations, for Noble Roman’s Pizza and Tuscano’s Italian Style Subs.

The number of directors on the Board of Directors is fixed at nine members.

Board Committees and Meeting Attendance.  The Board has established a number of committees which facilitate the administration and oversight of the holding company. Among these committees are a Compensation Committee, an Audit Committee and a Nominating and Corporate Governance Committee. Committees report their actions to the full Board at its next regular meeting. A description of the duties of these committees follows the table.

Committee Membership

Nominating and
Corporation
Name	Compensation		Audit		Governance

Dr. Bradford J. Bomba, Jr.			x		x
James D. Bremner	x				x
James G. Burkhart	x		x
Steven R. Crider	x				x
Joyce Claflin Harrell			x	*	x *
Harry F. McNaught, Jr.	x				x
Paul W. Mobley	x	*
Charles R. Royal, Jr.	x

x	Member

*	Chairperson

The Board of Directors held 14 meetings in 2008. None of the directors attended fewer than 75% of the total number of meetings of the Board and the committees on which he/she served.

Compensation Committee.  The Compensation Committee held two meetings in 2008. All members of the Compensation Committee are independent, as defined in NASDAQ listing standards. The Compensation Committee has adopted a written charter which was approved at the May 2009 meeting of the board of directors. The Compensation Committee:

•	determines executive compensation; and

•	reviews our management development and succession planning policies and efforts.

Audit Committee.  The Audit Committee held four meetings in 2008. All members of the Audit Committee are independent, as defined in NASDAQ listing standards. For a full description of the duties of the Audit Committee, see our Audit Committee Charter, which is available at our website at www.monroebank.com.

The following lists some of the duties of the Audit Committee.

•	examines the activities of our independent auditors and internal audit department to determine whether these activities are reasonably designed to assure the soundness of accounting and financial procedures;

•	reviews our accounting policies and the objectivity of its financial reporting;

•	considers annually the qualifications of our independent auditors and the scope of their audit and selects the independent auditors;

•	receives reports from the internal auditors and reviews the scope of the internal audit program; and

•	approves all related party transactions, as more fully described in our Audit Committee Charter.

Nominating and Corporate Governance Committee.  The Nominating and Corporate Governance Committee held one meeting in 2008. The Charter is available at our website at www.monroebank.com.

Under its charter, the Nominating and Corporate Governance Committee is to consist of at least three members. All members of the Nominating and Corporate Governance Committee are independent (as defined in NASDAQ listing standards). The Nominating and Corporate Governance Committee is responsible for selecting individuals to recommend to the independent members of the Board of Directors for election to the Board.

The Nominating and Corporate Governance Committee has established certain minimum qualifications for board members, including:

•	the independence of the prospective nominee;

•	the prospective nominee’s experience relevant to our needs; and

•	the prospective nominee’s leadership qualities, ability to provide diversity of the Board and ability to represent the shareholders.

The committee also considers the ability of the nominee to meet the applicable requirements of SEC regulations, state law and our Articles of Organization and By-laws.

The Nominating and Corporate Governance Committee has established a process for identifying and evaluating nominees for director. The Committee will annually assess the qualifications, expertise, performance and willingness to serve of existing directors. If at this time or at any other time during the year the Board of Directors determines a need to add a new director with specific qualifications or to fill a vacancy on the Board, the Nominating and Corporate Governance Committee will then initiate the search, seeking input from other directors and executive management. The Committee will develop a list of potential nominees. The list of potential nominees will be presented to the independent members of the Board of Directors and the Committee will prioritize the list and recommend one nominee to the Board. The Board will designate one member to make contact with the potential nominee. If the candidate shows interest, he or she will be brought before the whole board for an interview. Nominees recommended by a shareholder will be evaluated on the same basis as other nominees.

The Committee will consider director nominees proposed by shareholders made in accordance with the following procedures. Written recommendations for director nominees should be delivered to the Nominating and Corporate Governance Committee c/o Monroe Bancorp, 210 East Kirkwood Avenue, Bloomington, Indiana 47408-3536. Any shareholder desiring to make a nomination for director must notify the Committee no more than 50 or less than 10 days prior to the meeting. Such notification shall contain the following information to the extent known to the notifying shareholder: (a) the name and address of each proposed nominee; (b) the principal occupation of each proposed nominee; (c) the total number of shares of capital stock that will be voted for each proposed nominee; (d) the name and residential address of the notifying shareholder; and (e) the number of shares of capital stock owned by the notifying shareholder.

Director Compensation. The following table details compensation of directors for 2008:

						Change in
						Value and
	Fees				Non-Equity	Nonqualified
	Earned				Incentive	Deferred
	or Paid	Stock	Option		Plan	Compen-	All Other
	in Cash	Awards	Awards		Compen-	sation	Compen-
Name	($)	($)	($)		sation($)	Earnings	sation ($)	Total ($)
(a)	(b)	(c)	(d)		(e)	(f)	(g)	(h)

Charles R. Royal, Jr., Chairman	$38,000	$—	$—	(1)	$—	$—	$—	$38,000
Dr. Bradford J. Bomba, Jr.	15,650	—	—	(2)	—	—	—	15,650
James D. Bremner	20,200	—	—	(2)	—	—	—	20,200
James G. Burkhart	15,700	—	—	(1)	—	—	—	15,700
Steven R. Crider	20,200	—	—	(2)	—	—	—	20,200
Joyce Claflin Harrell	21,350	—	—	(2)	—	—	—	21,350
Harry F. McNaught, Jr.	22,450	—	—	(2)	—	—	—	22,450
Paul W. Mobley	20,000	—	—	(2)	—	—	—	20,000

(1)	No stock option awards outstanding at year end

(2)	5,500 stock option awards outstanding at year end

Director Fees.  In setting compensation for directors, the Board considers compensation levels of directors of other financial institutions of similar size in the Indiana area. For 2008, our directors and the directors of the Bank other than the Chairman of the Board were compensated for their services in the amount of $800 per board meeting held. All directors, other than inside directors, also received a fee of $500 for each committee meeting held. Committee chairpersons (for other than the Audit Committee) received $650 for each committee meeting held. The Chair of the Audit Committee received a fee of $2,000 for each Audit Committee meeting held. As Chairman of the Board of Directors, Mr. Royal received an annual fee of $38,000 and did not receive any additional compensation for meetings attended. In 2008, none of the independent directors received any additional payments. Beginning January 1, 2009, the directors other than the Chairman of the Board will be compensated for their services in the amount of $800 per board meeting held. All directors, other than inside directors, also receive a fee of $500 for each committee meeting held. Committee chairpersons (for other than the Audit Committee) receive $650 for each committee meeting held. The Chair of the Audit Committee receives a fee of $2,000 for each Audit Committee meeting held. As Chairman of the Board of Directors, Mr. Royal receives an annual fee of $38,000 and does not receive any additional compensation for meetings attended.

The 1999 Directors’ Stock Option Plan.  In 1999 the Board of Directors and our shareholders approved and adopted the 1999 Directors’ Stock Option Plan of Monroe Bancorp (the “Directors’ Plan”) which provided for the grant of nonqualified stock options (NSOs) to those individuals who serve as directors. As of March 1, 2009, there were 38,500 options outstanding under the Directors’ Plan.

Each director is covered by the Directors’ Plan. Pursuant to the provisions of the Directors’ Plan, on January 1, 1999, each director was granted an option to acquire 5,500 shares of our common stock at a per share option price of $12.045.

The number of shares and price have been restated for a 10% stock dividend paid on November 17, 2005. Individuals elected to serve as directors after January 1, 1999 but before February 28, 2005 were granted an option to acquire 5,500 shares of our common stock at a per share price which was equal to the fair market value at the grant dates.

On February 28, 2005, our Executive Committee voted to terminate the Directors’ Plan effective as of December 31, 2004. As a result of such termination, no further options will be granted under the Directors’ Plan. Existing options will remain outstanding in accordance with their terms and conditions until they are exercised, forfeited or expire. The existing outstanding options under the Directors’ Plan will remain in effect in accordance with their terms.

Directors’ Deferred Compensation Plans.  On November 17, 2005, the Board of Directors adopted the Monroe Bancorp Directors’ 2005 Deferred Compensation Plan (the “Directors’ Deferred Compensation

Plan”), effective January 1, 2005. All directors are eligible to participate in the Directors’ Deferred Compensation Plan. Under the Directors’ Deferred Compensation Plan, directors may elect to defer receipt of all or part of their director fees. Deferrals are made into the Rabbi Trust. Directors are 100% vested in their deferral accounts at all times. Deferral accounts will be increased or decreased based on the increase or decrease in one or more “investment funds” established by the Compensation Committee for use under the Directors’ Deferred Compensation Plan. Directors are permitted to inform the trustee of the Rabbi Trust which investment fund or funds they would like their deferred accounts invested in; provided, however, ultimate investment discretion rests with the trustee of the Rabbi Trust. Our stock will be used for one investment fund. Directors may elect to have their deferral accounts paid to them in either a single sum or installments, beginning on a specified date (which may not be any sooner than two plan years after the year to which the deferral election relates) or upon termination of service.

We also sponsor the Monroe Bancorp Directors’ Deferred Compensation Plan that was frozen effective December 31, 2004 (the “Frozen Directors’ Deferred Compensation Plan”). Under the Frozen Directors’ Deferred Compensation Plan, directors elected to defer all or a portion of their fees prior to January 1, 2005. No additional fees may be deferred under the Frozen Directors’ Deferred Compensation Plan. The assets of the Frozen Directors’ Deferred Compensation Plan are held in the Rabbi Trust and are invested in the same manner as the Directors’ Deferred Compensation Plan. Like the Directors’ Deferred Compensation Plan, directors may elect to have their deferral accounts paid to them in either a single sum or installments, beginning on a specified date (which may not be any sooner than two plan years after the year to which the deferral election relates) or upon termination of service.

Executive Officers

The executive officers of the holding company and the Bank are listed in the table below. Each officer serves a term of office of one year or until the election and qualification of his successor.

Name	Age	Office and Business Experience for the Past Five Years

Mark D. Bradford	52	See Mr. Bradford’s biography on page 60.
Gordon M. Dyott	55	Mr. Dyott is the Executive Vice President and Chief Financial Officer of the holding company and the Bank. He originally joined the Bank as a Senior Vice President in March 1996, and became Executive Vice President in October 1998. He served as head of retail banking, operations and marketing until December 2001. As of January 1, 2002, he became Chief Financial Officer.
John E. Christy	49	Mr. Christy is President of the Central Indiana Region of the Bank. He joined the Bank in July 2003. Prior to his employment with the Bank, he was Senior Vice President and Regional Manager for the West Florida Middle Market Division at SouthTrust Bank in Tampa, Florida from December 1999 to March 2003. From April 1997 to December 1999, he was Senior Vice President and Team Sales Leader for the Central Indiana Middle Market Commercial Division at Key Bank in Indianapolis, Indiana.
J. Scot Davidson	48	Mr. Davidson is a Senior Vice President of the Bank for Retail Banking. He joined the bank in March 2005, and was promoted to an executive management position in April 2006. Prior to his employment with the Bank, he was Vice President, Retail Sales Manager for Integra Bank in Evansville, Indiana.

Name	Age	Office and Business Experience for the Past Five Years

Christopher G. Tietz	46	Mr. Tietz is a Senior Vice President and Chief Credit Officer of the Bank. He joined the Bank in August 2005. Prior to his employment with the Bank, he was employed by Integra Bank in Evansville, Indiana, serving as the Chief Commercial Credit Officer from August 2000 to May 2004 and as Commercial Regional Market Executive from May 2004 to July 2005. He has 24 years of banking experience.
R. Scott Walters	56	Mr. Walters is a Senior Vice President of the Bank for the Wealth Management Group and our Secretary. He originally joined the Bank in 1985 as a Vice President and became Senior Vice President in December 1990. He was elected as our Secretary in December 1998.

Compensation Discussion and Analysis

Our Compensation Committee, which is comprised of James D. Bremner, James G. Burkhart, Steven R. Crider, Harry F. McNaught, Jr., Paul W. Mobley and Charles R. Royal, Jr. (each of whom the Board has determined to be “independent” as defined by NASDAQ), determined the 2008 compensation of the named executive officers.

Management plays a significant role in the compensation process, in that management evaluates employee performance and works with the Board to establish business performance targets and objectives. Management also provides to the Compensation Committee background information on our strategic objectives, and the Principal Executive Officer evaluates the performance of other named executive officers and recommends to the Compensation Committee compensation amounts for other named executive officers.

What is our compensation philosophy?

Our compensation philosophy is based on the belief that:

•	executive compensation should be linked to our performance;

•	executive compensation and accountability should generally increase with position and responsibility; and

•	total executive compensation generally should be higher for individuals with greater responsibility and greater ability to influence our achievement of strategic objectives.

What are our goals, policies, and objectives of our compensation programs?

Our executive compensation policies, goals and objectives are designed to provide competitive levels of compensation to the named executive officers and to reward such persons for satisfactory individual performance and for our satisfactory performance as a whole. Our compensation program is designed to support our strategic objectives and align the interests of our named executive officers with those of our shareholders. In this regard, the Compensation Committee examines our business plan and strategic objectives, and makes compensation decisions intended to attract and retain leaders and reward them for achieving our strategic initiative and objective measures of success.

In order to establish the link between our performance and named executive officer compensation, our executive compensation program is designed to focus our named executive officers on achieving strong short-term or annual performance goals through our incentive compensation program, and to align the interests of our named executive officers and the shareholders through our stock option program. Our executive compensation program is also intended to be sufficiently competitive to attract and retain talented executive officers and motivate these individuals to achieve our strategic objectives.

What are the components of executive compensation?

In 2008, our executive compensation program had three principal components:

•	base salary;
•	monthly and annual variable (at-risk) incentive compensation; and
•	stock options.

We have no employment contracts or change in control agreements with any of our executive officers although the Management Plan provides for the acceleration of vesting of equity awards (as more fully described on page 69). The Compensation Committee believes that the three components of executive compensation listed above result in a total compensation program that is sufficiently competitive to attract and retain talented executive officers and motivate these individuals to achieve our strategic objectives, and as a result, employment contracts or change of control agreements are not currently necessary.

Base Salary.  Base salary is an essential element of executive compensation because it provides executive officers with a base level of monthly income. As stated above, one goal of our executive compensation philosophy is to offer compensation levels which will attract and retain talented executive officers. Accordingly, in determining base salaries for our named executive officers, the Compensation Committee reviewed, generally, the base salary ranges for executive officers of Midwest regional banks with assets between $500 million and $1 billion, as set forth in the Crowe Chizek Midwest Regional Bank Compensation Study. In addition, the Compensation Committee reviewed the base salary for six specific peer financial institutions which the Compensation Committee believes are similar to us and which are publicly traded and located in the Midwest, ranging in asset size from $464 million to $1.3 billion. These six institutions are United Bancorp, Inc. located in Tecumseh, Michigan; Ameriana Bancorp located in New Castle, Indiana; Indiana Community Bancorp located in Columbus, Indiana; German American Bancorp, Inc. located in Jasper, Indiana; Horizon Bancorp located in Michigan City, Indiana; and Tower Financial Corporation located in Ft. Wayne, Indiana.

Each named executive officer is reviewed individually by the Compensation Committee, which includes an analysis of our performance. In addition, the review also includes an analysis of the individual’s:

•	skills, qualifications and experience;
•	scope of responsibilities and future potential;
•	established goals and objectives; and
•	performance during the past fiscal year.

The analysis of performance focuses primarily upon the following: quality and quantity of work; personnel management, decision making, leadership and analytical skills; dependability; initiative; and overall value to us.

We believe it is appropriate to consider these factors in establishing an individual’s base salary because of the need to attract and retain quality executive officers and link the salary to job performance, potential, and overall value to us. In weighing these factors, the Committee makes inherently subjective judgments and does not apply any specific weighting to the above factors.

The base salaries of each of our named executive officers for 2009 are set forth below:

Mark D. Bradford, President, CEO and Director	$225,000
John E. Christy, President, Central Indiana Region	$155,000
Gordon M. Dyott, Executive Vice President, Chief Financial Officer	$147,750
Christopher G. Tietz, Senior Vice President, Chief Credit Officer	$145,250
R. Scott Walters, Senior Vice President, Wealth Management Group	$123,500

Monthly and Annual Variable Incentive Compensation.  As stated above, at the core of our compensation philosophy is the belief that executive compensation should be linked to our performance. We establish that link through our monthly and annual variable (at-risk) incentive compensation program which links the compensation of our named executive officers directly with our financial performance. The Compensation Committee established objective performance criteria (as discussed below) for the monthly and annual variable incentive compensation program.

The monthly variable component of incentive compensation provided the executives with a fixed amount of money each month if our rolling three-month net income exceeds our budgeted rolling three-month net income as of the end of the specific month. In January, this incentive was based on our January net income and in February, it was based on our net income for the two months ended February 28, 2008. The amounts awarded to each of the named executive officers under the monthly component of the monthly and annual variable incentive compensation program are set forth in Footnote 5 to the Summary Compensation Table on page 69.

Executive officers only receive a payment under the annual variable incentive compensation component of the program if our net income is greater than the prior year’s net income. The Compensation Committee sets for each executive officer a bonus equal to a specified percentage of the increase in the Bank’s net income. The percentage established for each executive is driven by the difference between total bonus target (described below) and the expected payouts from variable incentive plans (described elsewhere in this section) established for each executive. The percentages established for 2008 are shown below:

		Percentage of
		Net Income Growth

Mark D. Bradford	President & CEO	10.00%
Gordon M. Dyott	Executive Vice President & CFO	5.60%
John E. Christy	President, Central Indiana Region	5.60%
Christopher G. Tietz	Senior Vice President & Chief Credit Officer	3.40%
R. Scott Walters	Senior Vice President, Wealth Management Group	3.40%

Any amount entitled to be received under the annual incentive compensation component is then reduced by 50% of the amount awarded under the monthly variable component of the program. The Compensation Committee has not adopted a policy with respect to whether we will make retroactive adjustments to any cash- or equity-based incentive compensation paid to executive officers (or others) where the payment was predicated upon the achievement of financial results that were subsequently the subject of a restatement. The Committee believes that this issue is best addressed if the need actually arises, when all of the facts regarding the restatement are known.

In addition, certain executive officers may also receive variable incentive compensation based on performance criteria established for the various areas directly under his or her control. For 2008, the named executive officers had a portion of their incentive compensation based upon the achievement of certain performance criteria in the following areas:

Performance Categories Involved
With Incentive Compensation

Gordon M. Dyott	Net Interest Margin
John E. Christy	Central Indiana Region — Net Income
Central Indiana Region — Loan Growth
Central Indiana Region — Fee Income
Central Indiana Region — Average Loan Delinquency
Central Indiana Region — Net Loan Charge-offs
Christopher G. Tietz	Bankwide — Average Loan Delinquency
Bankwide — Net Loan Charge-offs
Bankwide — Loan Growth
R. Scott Walters	Revenue From Investment Sales
Trust Department Revenue From New Business

As President and CEO responsible for all aspects of our performance, Mr. Bradford did not have his payments under the annual variable incentive compensation program contingent on any other performance criteria, other than the increase in our net income as discussed above. Net income growth is believed to be an important measure of Mr. Bradford’s overall performance.

The Compensation Committee establishes total bonus target payouts for each participating position based upon bonus targets for equivalent positions after reviewing the bonus information from the same sources as discussed above under “Base Salary.” The amounts awarded to each of the named executive officers under the annual variable incentive compensation component of the monthly and annual variable incentive compensation program are set forth in Footnote 5 to the Summary Compensation Table below.

Stock Options.  The purpose of the stock option plan is to further align the interest of the executive officers with our performance and interest of its shareholders. Each stock option granted under the stock option plan has a strike price equal to the fair market value of our common stock on the date of the grant. The Compensation Committee determines stock options to be granted to executive officers under the stock option plan. In making these determinations, the Compensation Committee reviews a number of factors, including the amount of past awards, our performance, and the potential impact on the price of our stock. After reviewing the amount of the most recent options granted in 2006, the Compensation Committee did not make specific grants of stock options in 2008 to the named executive officers. The Compensation Committee has also not made any specific grants of stock options in 2009.

To further align the interests of the named executive officers and our shareholders, any options which are granted must have an exercise price that is equal to or greater than the closing price of our common stock as reported on the NASDAQ Global Market on the grant date; as such, the options have no value unless the common stock price exceeds the exercise price of the options.

Other Benefits.  At various times in the past we have adopted certain broad based employee benefit plans in which executive officers are permitted to participate on the same terms as non-executive employees who meet applicable eligibility criteria, subject to any legal limitations on the amount that may be contributed or the benefits that may be payable under the plans. We also provide medical and defined contribution plans to the executive officers that are generally available to our other employees.

Summary Compensation Table — 2008

							Non-Equity
					Stock	Option	Incentive Plan		All Other
Name and Principal		Salary		Bonus	Awards	Awards	Compensation		Compensation		Total
Position	Year	($)		($)	($)	($)	($)		($)		($)
(a)	(b)	(c)		(d)	(e)	(f)	(g)		(i)		(j)

Mark D. Bradford	2008	$236,200	(1)	-0-	-0-	-0-	$5,000	(5)	$26,101	(2)	$267,301
President, CEO and	2007	$208,200	(1)	-0-	-0-	-0-	$63,048	(5)	$29,801	(2)	$301,049
Director of the	2006	$194,750	(1)	-0-	-0-	-0-	$58,168	(5)	$27,775	(2)	$280,693
Company and the Bank (Principal Executive Officer)
Gordon M. Dyott	2008	$147,750		-0-	-0-	-0-	$4,000	(5)	$8,514	(3)	$160,264
Executive Vice	2007	$142,375		-0-	-0-	-0-	$35,707	(5)	$12,458	(3)	$190,540
President and CFO	2006	$138,000		-0-	-0-	-0-	$62,311	(5)	$11,449	(3)	$211,760
of the Company and the Bank (Principal Financial Officer)
John E. Christy	2008	$155,000		-0-	-0-	-0-	$7,500	(5)	$9,096	(3)	$171,596
President, Central	2007	$150,650		-0-	-0-	-0-	$39,707	(5)	$12,146	(3)	$202,503
Indiana Region of	2006	$146,000		-0-	-0-	-0-	$53,811	(5)	$12,612	(3)	$212,423
the Bank
Christopher G. Tietz	2008	$145,250		-0-	-0-	-0-	$2,000	(5)	$1,548	(4)	$148,798
Senior Vice President	2007	$140,300		-0-	-0-	-0-	$22,036	(5)	$3,965	(4)	$166,301
and Chief Credit	2006	$136,000		-0-	-0-	-0-	$43,507	(5)	-0-		$179,507
Officer of the Bank
R. Scott Walters	2008	$123,500		-0-	-0-	-0-	$20,425	(5)	$7,895	(3)	$151,820
Senior Vice President,	2007	$119,675		-0-	-0-	-0-	$74,936	(5)	$9,557	(3)	$204,168
Wealth Management	2006	$116,000		-0-	-0-	-0-	$64,635	(5)	$9,646	(3)	$190,281
Group of the Bank and Secretary of the Company

(1)	Includes director fees of $11,200, $11,200 and $9,750 for 2008, 2007 and 2006, respectively.

(2)	Consists of 401(k) matching contributions under our Thrift Plan, contributions under our Employee Stock Ownership Plan and the following perquisites which in the aggregate exceed $10,000 but are less than $25,000: company car, country club dues, and Indiana University Alumni club dues.

(3)	Consists of 401(k) matching contributions under our Thrift Plan and contributions under our Employee Stock Ownership Plan.

(4)	Consists of contributions under our Employee Stock Ownership Plan.

(5)	Represents payments made under the Monthly and Annual Variable Incentive Compensation Plan, as discussed on pages 66-67. The following table shows the amounts awarded to each of the named executive officers under each component of the monthly and annual Variable Incentive Compensation Plan:

			2008
	2008	2008	Total Non-equity
	Monthly Variable	Annual Variable	Incentive
Name	Compensation	Compensation	Compensation

Mark D. Bradford	$5,000	-0-	$5,000
Gordon M. Dyott	$4,000	-0-	$4,000
John E. Christy	$7,500	-0-	$7,500
Christopher G. Tietz	$2,000	-0-	$2,000
R. Scott Walters	$2,000	$18,425	$20,425

1999 Management Stock Option Plan.  In 1999 the Board of Directors and the shareholders of the holding company approved and adopted the 1999 Management Stock Option Plan of Monroe Bancorp (“Management Plan”). The Management Plan provides for the grant of (i) incentive stock options (“ISOs”) within the meaning of Section 422 of the Internal Revenue Code (“Code”) and (ii) nonqualified stock options (“NSOs”) to officers and key employees, as selected by the administrative committee of the Management Plan.

A total of 469,700 shares of common stock (as adjusted for the 10% stock dividend paid in November 2005) were reserved for issuance under the Management Plan. The option price per share of common stock will not be less than the fair market value of one share of stock on the date the stock option is granted. As of March 1, 2009, there were 277,750 options outstanding under the Management Plan.

The Management Plan will expire on December 31, 2009; after that date, no options will be granted under the Management Plan. However, options granted prior to that date will remain in effect in accordance with their terms.

The following table describes the non-equity incentive awards made to the named executive officers under the monthly and annual variable incentive compensation program.

Grants of Plan-Based Awards Table for 2008

Estimated Future Payouts Under Non-Equity Incentive
Plan Awards
Name	Target (1)(2)(3)
(a)	(d)

Mark D. Bradford	$32,023
Gordon M. Dyott	$28,633
John E. Christy	$43,133
Christopher G. Tietz	$24,563
R. Scott Walters	$51,313

(1)	The monthly and annual variable incentive compensation program does not provide a Threshold or a Maximum Amount. If a named executive officer does not achieve the minimum performance standards specified under the program, no award will be paid to that named executive officer. If the Target performance standards under the program are exceeded, the amount of the awards under the program are theoretically unlimited.

(2)	The named executive officers are eligible to receive (i) a fixed amount of money each month if our rolling three-month net income exceeds our budgeted rolling three-month net income as of the end of the specific month; (ii) a bonus equal to a specified percentage of the increase in our net income over the prior year’s net income, reduced by 50% of the amount awarded under the monthly variable component of the program; and (iii) a bonus amount based on performance criteria established for the various areas of the holding company directly under his or her control. Because the percentage increase in net income will not be known until completion of the relevant fiscal year, the Target amount is established based upon certain assumptions of management with respect to the net income of the Bank.

(3)	For additional information concerning the Monthly and Annual Variable Incentive Compensation program see “Compensation Discussion and Analysis — What are the components of executive compensation? — Monthly and Annual Variable Incentive Compensation” on page 66.

Outstanding Equity Awards at Fiscal Year End.  The following table contains information concerning unexercised options and stock that has not vested as of December 31, 2008:

Outstanding Equity Awards at December 31, 2008

	Option Awards
	Number of	Number of
	Securities	Securities
	Underlying	Underlying
	Unexercised	Unexercised	Option	Options
	Options (#)	Options (#)	Exercise	Expiration
Name	Exercisable	Unexercisable	Price ($)	Date
(a)	(b)	(c)	(e)	(f)

Mark D. Bradford	5,500	—	$12.0455	7/1/2009	(1)
	22,000	—	12.0455	1/1/2009	(2)
	5,500	—	10.1182	1/1/2012	(3)
	5,500	—	12.7273	7/8/2013	(4)
	10,000	—	16.0000	12/8/2015	(5)
	—	50,000	22.0000	12/15/2015	(6)
Gordon M. Dyott	22,000	—	12.0455	1/1/2009	(2)
	5,500	—	12.7273	7/8/2013	(4)
	5,000	—	16.0000	12/8/2015	(5)
	—	40,000	22.0000	12/15/2015	(6)
John E. Christy	2,750	—	12.7273	7/8/2013	(4)
	5,000	—	16.0000	12/8/2015	(5)
	—	40,000	22.0000	12/15/2015	(6)
Christopher G. Tietz	5,000	—	16.0000	12/8/2015	(5)
	—	40,000	22.0000	12/15/2015	(6)
R. Scott Walters	11,000	—	12.0455	1/1/2009	(2)
	5,500	—	12.7273	7/8/2013	(4)
	5,000	—	16.0000	12/8/2015	(5)
	—	40,000	22.0000	12/15/2015	(6)

(1)	Options vested on 7/1/2000

(2)	Options vested on 3/11/1999

(3)	Options vested on 1/1/2005

(4)	Options vested on 7/8/2007

(5)	Options vested on 12/8/2008

(6)	Options vest on 12/15/2009

Option Exercises and Stock Vested.  During 2008 there were no options exercised under the 1999 Stock Option Plan by any of the named executive officers. No stock awards vested during 2008.

Executives’ Deferred Compensation Plan.  On November 17, 2005, the Board of Directors adopted the Monroe Bancorp Executives’ 2005 Deferred Compensation Plan (the “Executives’ Deferred Compensation Plan”), effective January 1, 2005. Designated executives in a select group of management or highly compensated employees, including our executive officers, are eligible to participate in the Executives’ Deferred Compensation Plan. Under the Executives’ Deferred Compensation Plan, executives may elect to defer all or a portion of their base salary, annual bonus or other compensation designated by the Compensation Committee for personal retirement or financial planning. Deferrals are credited to a bookkeeping account. Participants are 100% vested in their deferral accounts at all times. Deferral accounts will be increased or decreased based on the increase or decrease in one or more “investment funds” established by the Compensation Committee for use under the Executives’ Deferred Compensation Plan. Participants are permitted to inform the trustee of the Rabbi Trust which investment fund or funds they would like their deferral accounts invested in; however, ultimate investment discretion rests with the trustee of the Rabbi Trust. Our stock will be used for one of the investment funds. Participants may elect to have their deferral accounts paid to them in either a single sum or installments, beginning on a specified date (which may not be any sooner than two plan years after the year to which the deferral election relates) or upon termination of service. Only one of our named executive officers participates in this plan.

We also sponsor the Monroe Bancorp Executives’ Deferred Compensation Plan that was frozen effective December 31, 2004 (the “Frozen Executives’ Deferred Compensation Plan”). Under the Frozen Executives’ Deferred Compensation Plan, executives are permitted to defer all or a portion of their base salary, annual bonus, or other compensation designated by the Compensation Committee. No additional deferrals may currently be made to the Frozen Executives’ Deferred Compensation Plan. The assets of the Frozen Executives’ Deferred Compensation Plan are held in the Rabbi Trust and are invested in the same manner as the assets of the Executives’ Deferred Compensation Plan. Like the Executives’ Deferred Compensation Plan, executives may elect to have their deferral accounts paid to them in either a single sum or installments, beginning on a specified date or upon death or disability.

The following table contains information about deferred compensation for the named executive officers for the year ended December 31, 2008:

Nonqualified Deferred Compensation - 2008
	Executive	Registrant	Aggregate	Aggregate	Aggregate Balance
	Contributions in	Contributions in	Earnings in 2008	Withdrawals/	at December 31,
Name	2008 (1) ($)	2008 ($)	(2) ($)	Distributions ($)	2008 (3) ($)
(a)	(b)	(c)	(d)	(e)	(f)

R. Scott Walters	$33,468	$—	$5,283	$—	$136,158

(1)	Included in salary on Summary Compensation Table

(2)	Not considered to be “above-market,” so not included on Summary Compensation Table

(3)	Amounts reported in the aggregate balance were previously reported as compensation in the Summary Compensation Table for previous years.

Potential Payments Upon Termination Or Change In Control.  In the event of a change in control (as defined under the Management Plan) all granted and outstanding stock options under the 1999 Stock Option Plan vest and become immediately exercisable. On December 31, 2008 the closing price of our common shares was $8.01. Because the exercise price of the executives’ uninvested options exceeded $8.01, none of the executives would have realized any value as the result of acceleration of the vesting as of such date.

Other Employee Benefit Plans

Thrift Plan.  We maintain a “safe-harbor” tax-qualified retirement plan known as the Monroe Bancorp Thrift Plan (the “Thrift Plan”) in which substantially all employees may participate. Under this plan, we contribute 100% of each participant’s compensation deferral contributions up to 3% of the participant’s total compensation plus 50% of each participant’s compensation deferral contributions which exceed 3% of the participant’s total compensation but which do not exceed 5% of the participant’s total compensation. Our expense for the Thrift Plan was $307,000 for the fiscal year ended December 31, 2008. In May 2009, we reduced our contribution effective July 1, 2009 to 50% of each participant’s compensation deferral contributions up to 5% of the participant’s total compensation.

Employee Stock Ownership Plan.  We maintain a tax-qualified employee stock ownership plan known as the Monroe Bancorp Employee Stock Ownership Plan (the “ESOP”) in which substantially all employees may participate. The ESOP invests primarily in our stock. The amount of our contributions to the ESOP, when they are made, is determined by the Board of Directors. Upon termination of employment, shares allocated to participants are distributed to them from the plan. Our expense for the ESOP was $75,000 for the fiscal year ended December 31, 2008.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table shows the number of shares of common stock owned by each 5% shareholder, director and named executive officer, and by the directors and all of our executive officers as a group. The table shows ownership as of June 1, 2009. The address for those individuals for whom an address is not otherwise indicated is 210 East Kirkwood Avenue, Bloomington, Indiana 47408.

	Amount and Nature of
Name of Beneficial Owner	Beneficial Ownership(1)		Percent of Class(2)

Dr. Bradford J. Bomba, Jr.	16,894	(4)	*
Mark D. Bradford	54,454	(3)(6)	*
James D. Bremner	23,549	(4)	*
James G. Burkhart	2,000		*
John E. Christy	8,644	(3)(5)	*
Steven R. Crider	11,742	(4)	*
J. Scot Davidson	430	(3)	*
Gordon M. Dyott	42,887	(3)(7)	*
Joyce Claflin Harrell	43,904	(4)	*
Harry F. McNaught, Jr.	15,576	(4)	*
Paul W. Mobley	50,248	(4)	*
Charles R. Royal, Jr.(8)	434,976		7.0%
Christopher G. Tietz	11,758	(3)	*
R. Scott Walters	79,674	(3)(7)	1.3%
Directors and executive officers as a group (14 individuals)	796,736		12.6%

*	Represents less than 1% of the outstanding shares of common stock.

(1)	Includes shares for which the named person: - has sole voting and investment power; or - has shared voting and investment power with a spouse.

(2)	Percentage calculated by dividing (x) the number of shares in the “Amount and Nature of Beneficial Ownership” column for such individual by (y) the sum of 6,227,550 (which is the number of shares of the Company outstanding on June 1, 2009) and the number of shares that the individual has the right to acquire beneficial ownership as specified in Rule 13d-3(d)(1) under the Exchange Act.

(3)	Amount includes shares held in the ESOP for such individual’s account.

(4)	Amount includes the right to acquire 5,500 shares through stock options exercisable within sixty days of this prospectus.

(5)	Amount includes the right to acquire 7,750 shares through stock options exercisable within sixty days of this prospectus.

(6)	Amount includes the right to acquire 26,500 shares through stock options exercisable within sixty days of this prospectus.

(7)	Amount includes the right to acquire 10,500 shares through stock options exercisable within sixty days of this prospectus.

(8)	Address: 1420 S. Valley Forge Road, Bloomington, Indiana 47401.

TRANSACTIONS WITH MANAGEMENT AND OTHERS

The Bank has had, and expects to have in the future, banking transactions in the ordinary course of business with certain of our directors and officers as well as certain of its directors and officers and their associates, as well as with corporations or organizations with which they are connected as directors, officers, shareholders or partners. These banking transactions are made in the ordinary course of business, are made on substantially the same terms (including interest rates and collateral) as those prevailing for us and the Bank for comparable transactions with other persons, and do not involve more than the normal risk of collectability or present other unfavorable features. Loans made to directors and executive officers are in compliance with federal banking regulations and are thereby exempt from insider loan prohibitions included in the Sarbanes-Oxley Act.

At December 31, 2008, loans to our directors and executive officers as well as those of the Bank and their associates totaled $4,685,000, equaling 8.4% of our consolidated shareholders’ equity.

MANAGEMENT’S REPORT ON INTERNAL CONTROL
OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness our internal control over financial reporting as of December 31, 2008. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on our assessment and those criteria, management concluded that we maintained effective internal control over financial reporting as of December 31, 2008.

Our independent registered public accounting firm has issued their report on the effectiveness of our internal control over financial reporting. That report follows under the heading, Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting.

Report of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors and Shareholders
Monroe Bancorp
Bloomington, Indiana

We have audited Monroe Bancorp’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Monroe Bancorp maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of Monroe Bancorp and our report dated March 3, 2009, expressed an unqualified opinion thereon.

BKD, LLP

Indianapolis, Indiana
March 3, 2009

DESCRIPTION OF THE OFFERING

In General

We are offering $12,000,000 principal amount of      % redeemable subordinated debentures due 2019, which we refer to as the debentures. The debentures bear interest at      % per annum, payable semiannually, and principal is due in a single payment on           , 2019.

Minimum Purchase

The debentures will be issued only in denominations of $1,000 and integral multiples of $1,000, with a minimum principal amount of $10,000.

Aggregate Amount of the Offering; Over-Allotment

We intend to issue and sell $12,000,000 in aggregate principal amount of debentures. We have granted the underwriters an option to sell additional debentures (but not more than an additional $1,800,000, for an aggregate total offering not to exceed $13,800,000 in principal amount). We will be obligated to issue the debentures to the extent the over-allotment option is exercised. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the debentures offered by this prospectus.

DESCRIPTION OF THE DEBENTURES

Please note that in this section entitled “Description of the Debentures,” references to “we,” “our” and “us” refer only to Monroe Bancorp and not to our bank subsidiary (Monroe Bank) or its other consolidated subsidiaries. Also, in this section, references to “holders” mean those who own debentures registered in their own names, on the books that we or the trustee maintain for this purpose, and those who own beneficial interests in the debentures issued in book-entry form through one or more depositaries.

The following description summarizes the material provisions of the indenture and the debentures to be issued under the indenture. This description is not complete and is qualified in its entirety by reference to the indenture and the Trust Indenture Act. The indenture is qualified under the Trust Indenture Act and has been filed as an exhibit to our SEC registration statement relating to this prospectus. Whenever particular defined terms of the indenture (as supplemented or amended from time to time) are referred to in this prospectus or a prospectus supplement, those defined terms are incorporated in this prospectus by reference.

General

The debentures are to be issued under an indenture, as may be supplemented from time to time, between us and Wells Fargo Bank, National Association, as trustee.

The debentures are structured with the intent that they will qualify as Tier 2 capital for bank regulatory purposes. They will be issued under the indenture and will be contractually subordinate and junior in right of payment to all of our senior debt, as that term is defined in the indenture and summarized below. In addition, the debentures will be structurally subordinated to all indebtedness and other liabilities, including trade payables and lease obligations, of each of our subsidiaries, except to the extent we may be a creditor of that subsidiary with recognized senior claims. This is because we are a holding company and a legal entity separate and distinct from our subsidiaries, and our right to participate in any distribution of assets of any subsidiary upon its liquidation, reorganization or otherwise, and the ability of holders of our debt securities to benefit indirectly from such distribution, is subject to superior claims of the subsidiary’s creditors. Claims on the Bank by creditors other than us include long-term debt, substantial obligations with respect to deposit liabilities and federal funds purchased, securities sold under repurchase agreements, other short-term borrowings and various other financial obligations. If we are entitled to participate in any assets of any of our subsidiaries upon the liquidation or reorganization of the subsidiary, the rights of holders of debentures and senior debt with respect to those assets will be subject to the contractual subordination of the debentures.

The indenture places no limitation on the amount of additional senior debt or subordinated indebtedness that may be incurred by us. We expect from time to time to incur additional indebtedness constituting senior debt or subordinated indebtedness.

The indenture permits the trustee or the holders of the debentures to declare the principal of the debentures to be immediately due and payable in limited circumstances involving our bankruptcy. No acceleration is permitted as a result of other breaches of the indenture, including our failure to pay interest on the debentures or comply with any of other agreements in the indenture.

The indenture allows us to merge or consolidate with another company, or to transfer all or substantially all of our assets to another company if no default exists under the indenture. If these events occur, the other company will be required to assume our responsibilities relating to the debentures, and we will be released from all liabilities and obligations, except in the case of a transfer of all or substantially all of our assets, in which case, we will remain obligated to pay the principal of and interest on the debentures. See “— Consolidation, Merger, Sale of Assets and Other Transactions” below for a more detailed discussion. The indenture provides that we and the trustee may change certain of our obligations or certain of your rights concerning the debentures. However, to change the amount or timing of principal, interest or other payments under the debentures, every holder must consent. See “— Modification of the Indenture” below for a more detailed discussion.

Denominations; Payment of Interest and Principal

The debentures will be issued only in denominations of $1,000 and integral multiples of $1,000, with a minimum principal amount of $10,000. The debentures will be represented by a single global Debenture registered in the name of The Depository Trust Company (“DTC”), New York, New York, or its nominee, and payment of principal of, and interest on, the Debentures, will be made in immediately available funds to DTC or its nominee, as the case may be, as the registered holder thereof.

Book-Entry Issuance — Registration and Transfer

DTC will act as securities depository for the debentures. The debentures will be issued as fully-registered securities registered in the name of Cede & Co. (DTC’s nominee) or such other name as may be requested by an authorized representative of DTC. One fully-registered debenture certificate will be issued, representing in the aggregate the total principal amount of the debentures, and will be deposited with DTC.

DTC, the world’s largest securities depository, is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC holds and provides asset servicing for over 3.5 million issues of U.S. and non-U.S. equity issues, corporate and municipal debt issues, and money market instruments (from over 100 countries) that DTC’s participants (“Direct Participants”) deposit with DTC. DTC also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between Direct Participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). DTC has Standard & Poor’s highest rating: AAA. The DTC Rules applicable to its Participants are on file with the SEC. More information about DTC can be found at www.dtcc.com and www.dtc.org.

Purchases of debentures under the DTC system must be made by or through Direct Participants, which will receive a credit for the debentures on DTC’s records. The ownership interest of each actual purchaser of each debenture (“Beneficial Owner”) is in turn to be recorded on the Direct and Indirect Participants’ records. Beneficial Owners will not receive written confirmation from DTC of their purchase. Beneficial Owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the debentures are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in debentures, except in the event that use of the book-entry system for the debentures is discontinued.

To facilitate subsequent transfers, all debentures deposited by Direct Participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of debentures with DTC and their registration in the name of Cede & Co. or such other DTC nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the debentures; DTC’s records reflect only the identity of the Direct Participants to whose accounts such debentures are credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Beneficial Owners of debentures may wish to take certain steps to augment the transmission to them of notices of significant events with respect to the debentures, such as redemptions, defaults, and proposed amendments to the debentures documents. For example, Beneficial Owners of debentures may wish to ascertain that the nominee holding the debentures for their benefit has agreed to obtain and transmit notices to Beneficial Owners. In the alternative, Beneficial Owners may wish to provide their names and addresses to the registrar and request that copies of notices be provided directly to them.

Except as provided herein, a Beneficial Owner of an interest in a debenture will not be entitled to receive physical delivery of the debentures. Accordingly, each Beneficial Owner must rely on the procedures of DTC to exercise any rights under the debentures. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities in definitive form. Such laws may impair the ability to transfer beneficial interests in a global debenture.

DTC may discontinue providing its services as depository with respect to the debentures at any time by giving reasonable notice to us. Under such circumstances, in the event that a successor depository is not obtained, certificates representing the debentures will be printed and delivered to the holders of record.

We may decide to discontinue use of the system of book-entry only transfers through DTC (or a successor securities depository). In that event, certificates representing the debentures will be printed and delivered to the holders of record.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof.

Redemption

The debentures will not be entitled to the benefit of any sinking fund.

No debenture may be redeemed before          , 2012, but any and all of the debentures may be redeemed, subject to our prior consultation with, and approval, if required, by, the Federal Reserve, at a redemption price equal to 100% of the principal amount of the debentures to be redeemed, on or after           , 2012. If the debentures are to be redeemed, notice to the trustee must be given. If less than all the debentures are to be redeemed, subject to any conditions on redemption imposed by the Federal Reserve, the trustee shall select the debentures to be redeemed by a method that complies with the requirements of any stock exchange on which the debentures are listed. The trustee is required to make a selection it deems fair and appropriate, which may include selection pro rata or by lot. We will notify the holders of the debentures to be redeemed. Once such notice is mailed, the debentures called for redemption shall become due and payable on the redemption date at the redemption price set forth in the notice.

Redemption proceeds and distributions on the debentures will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit Direct Participants’ accounts upon DTC’s receipt of funds and corresponding detail information from us or the trustee on the payable date in accordance with their respective holdings shown on DTC’s records. Payments by participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with debentures held for the accounts of customers in bearer form or registered in “street name”, and will be the responsibility of such participant and not of DTC, the Trustee or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of redemption proceeds and distributions to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is our or the Trustee’s responsibility, disbursement of such payments to Direct Participants will be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners will be the responsibility of Direct Participants and Indirect Participants.

Modification of the Indenture

We may modify or amend the indenture with the consent of the trustee, in some cases without obtaining the consent of the debenture holders, including, to cure any ambiguity, defect or inconsistency or to make any change that does not adversely affect the rights of any holder. Other modifications and amendments also require the consent of the holders of at least a majority in principal amount of the outstanding debentures. However, without the consent of the holder of each outstanding debenture issued under the indenture that would be affected, we may not:

•	reduce the amount of debentures whose holders must consent to an amendment;

•	reduce the interest on or change the time for payment of interest on any debenture;

•	reduce the principal of or change the fixed maturity of any debenture;

•	reduce the premium payable upon the redemption of any debenture or change the time at which any debenture may or shall be redeemed;

•	make any debenture payable in money other than that stated in the debenture;

•	make any change in Section 6.04 (Waiver of Past Defaults), 6.07 (Rights of Holders to Receive Payment) or 9.02(a) (second sentence) (which specifies the need for consent of each holder) of the indenture; or

•	make any change in Article X (Subordination) of the indenture that adversely affects the rights of any holder.

Events of Default

The following events will be “events of default” with respect to the debentures:

•	We fail to pay interest on any debenture when the same becomes due and payable and such failure continues for a period of 30 days;

•	We fail to pay the principal of any debenture when the same becomes due and payable at maturity, upon redemption or otherwise;

•	We fail to comply with any of our other agreements in the debenture or the indenture and such failure continues for the period and after the notice specified in the indenture;

•	Any proceedings involving us or the Bank are commenced by or against us or the Bank under any bankruptcy, reorganization, arrangement, insolvency, readjustment of debt, dissolution or liquidation law or statute of the federal government or any state government and, if such proceedings are instituted against us or the Bank, we (or the Bank, as the case may be) by any action or failure to act indicate our (or its) approval of, consent to or acquiescence therein, or an order shall be entered approving the petition in such proceedings and within 60 days after the entry thereof such order is not vacated or stayed on appeal or otherwise, or shall not otherwise have ceased to continue in effect;

•	We apply for, consent to or acquiesce in the appointment of a trustee, receiver, conservator or liquidator for us under the provisions of Chapter 7 or Chapter 11 of the U.S. Bankruptcy Code, or in the absence of such application, consent or acquiescence, a trustee, conservator, receiver or liquidator is appointed for us under those provisions, and is not discharged within 30 days, or any bankruptcy, reorganization, debt arrangement or other proceeding or any dissolution, liquidation, or conservatorship proceeding is instituted by or against us under those provisions, and if instituted against us, is consented or acquiesced in by us or remains for 30 days undismissed, or if we are enjoined, restrained or in any way prevented from conducting all or any material part of our business under those provisions; or

•	The Bank applies for, consents to or acquiesces in the appointment of a receiver for itself, or in the absence of such application, consent or acquiescence, a receiver is appointed for the Bank, and is not discharged within 30 days.

The holders of a majority in aggregate outstanding principal amount of the debentures have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee. The trustee or the holders of at least 25% in aggregate outstanding principal amount of the debentures may declare the principal due and payable immediately upon an event of default, but only if such event of default is of the type (generally, events relating to our bankruptcy, reorganization, insolvency or liquidation under the U.S. Bankruptcy Code or receivership of the Bank) described by the fifth and sixth categories of events of default in the list of six types of events of default described above. In the case of any other event of default, including the failure to pay interest when due on the debentures, neither the trustee nor the holders of debentures would have any right to declare the principal due and payable immediately. In the event of our bankruptcy, reorganization, insolvency or liquidation under the U.S. Bankruptcy Code debentures holders’ claims would fall under the broad equity power of a federal bankruptcy court, and to that court’s determination of the nature of those holders’ rights.

The holders of a majority in aggregate outstanding principal amount of the debentures may, on behalf of the holders of all the debentures, waive any default, except a default in respect of a covenant or provision which under the indenture cannot be modified or amended without the consent of each affected holder of outstanding debentures.

Consolidation, Merger, Sale of Assets and Other Transactions

The indenture provides that we may not consolidate with or merge into another corporation or transfer substantially all of our properties and assets to another person unless:

•	either we shall be the resulting or surviving entity, or the other party is a corporation organized and existing under the laws of the United States, a state thereof or the District of Columbia;

•	if we are not the resulting or surviving entity, the other party assumes by supplemental indenture all our obligations under the debentures and the indenture; and

•	immediately before and immediately after the transaction no default (as defined in the indenture) exists.

Satisfaction and Discharge

The indenture provides for satisfaction and discharge of the indenture when:

•	either:

•	all debentures theretofore authenticated and delivered (other than (i) debentures which have been destroyed, lost or stolen and which have been replaced or paid and (ii) debentures for whose payment money has theretofore been deposited in trust or segregated and held in trust by us and thereafter repaid to us or discharged from such trust) have been delivered to the trustee for cancellation; or

•	all such debentures not theretofore delivered to the trustee for cancellation:

•	have become due and payable, or

•	will become due and payable at their stated maturity within one year, or

•	are to be called for redemption within one year under arrangements satisfactory to the trustee for the giving of notice of redemption by the trustee in our name, and at our expense,

and we have deposited or caused to be deposited with the trustee as trust funds in trust for the purpose an amount of money or U.S. government obligations (as defined in the indenture) sufficient to pay and discharge the entire indebtedness on such debentures not theretofore delivered to the trustee for cancellation, for principal and interest to the date of such deposit (in the case of debentures which have become due and payable) or to the stated maturity or redemption date, as the case may be; and

•	we have paid or caused to be paid all other sums payable by us under the indenture; and

•	we have delivered to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent in the indenture provided for relating to the satisfaction and discharge of the indenture have been complied with.

Subordination of Debentures

The debentures will be subordinate in right of payment, to the extent set forth in the indenture, to all our senior debt as defined by the indenture. As of May 31, 2009, we had $759.5 million in outstanding senior debt. Under the indenture, we are prohibited from paying any principal or interest on any debentures, or redeeming or repurchasing any debentures, (i) after any senior debt becomes due and payable, unless and until all such senior debt has first been paid in full, or (ii) after a default in the payment of any principal or interest on any senior debt, unless and until such default has been cured, waived, or otherwise has ceased to exist. If we receive notice of a default (other than a default in the payment of any principal or interest) that permits the holders of senior debt to declare the senior debt immediately due and payable or if there is a judicial proceeding with regard to this type of default, then, unless and until the default has been cured or waived or has ceased to exist or all senior debt has been paid, no direct or indirect payment may be made or agreed to be made on the debentures, or in respect of any redemption, repayment, retirement, purchase or other acquisition of any of the debentures.

In the event of a liquidation, dissolution, bankruptcy, insolvency, reorganization, receivership or similar proceeding under bankruptcy law, any distribution to which the holders are entitled is required to be paid directly to the holders of our senior debt.

Trust Expenses

The trustee will be compensated, per our agreement with the trustee. We will reimburse the trustee for, the full amounts of any reasonable out-of-pocket expenses of the trustee. We will also indemnify the trustee against any liabilities incurred by the trustee in connection with its actions as a trustee for the debentures.

Governing Law

The indenture and the debentures will be governed by and construed in accordance with the laws of the State of New York.

Information Concerning the Trustee

The trustee has, and will be subject to, all the duties and responsibilities specified with respect to an indenture trustee under the Trust Indenture Act of 1939. Subject to these provisions, the trustee is under no obligation to exercise any of the powers vested in it by the indenture at the request of any holder of debentures, unless offered indemnity reasonably satisfactory to it by that holder against the costs, expenses and liabilities which might be incurred thereby. The trustee is not required to expend or risk its own funds or otherwise incur personal financial liability in the performance of its duties.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion sets forth the material federal income tax consequences of the purchasing, holding and selling of the debentures. This discussion is based upon existing U.S. federal income tax law, which is subject to differing interpretations or change (possibly with retroactive effect). This discussion applies only to U.S. persons and does not address all aspects of federal income taxation that may be important to particular persons in light of their individual investment circumstances or to persons who may be subject to special tax rules. We have not sought, and will not seek, a ruling from the Internal Revenue Service (the “IRS”) regarding the federal income tax consequences of this offering or the related debenture issuance. The following discussion does not address the tax consequences of this offering or the related debenture issuance under foreign, state, or local tax laws. Accordingly, each holder is urged to consult its tax advisor with respect to the particular tax consequences of the issuance of debentures to such holder.

For purposes of this description, a “U.S. holder” is a holder that is for U.S. federal income tax purposes:

•	a citizen or resident of the U.S.;

•	a corporation or other entity taxable as a corporation that is organized in or under the laws of the U.S. or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust (or the trust was in existence on August 20, 1996, and validly elected to continue to be treated as a U.S. trust).

Interest

All interest paid on the debentures will generally be taxable to holders as ordinary interest income as the interest accrues or is paid in accordance with the holder’s regular method of accounting for U.S. federal income tax purposes.

Sale or Other Disposition of the Debentures

If a U.S. holder sells or otherwise disposes of the debentures, such U.S. holder’s gain or loss recognized upon that sale or other disposition will be a capital gain or loss assuming the debenture is held as a capital asset at the time of sale. This gain or loss will be long-term if the debentures have been held at the time of sale for more than one year.

Information Reporting and Backup Withholding

Payments made to you of proceeds from the sale of debentures may be subject to information reporting to the IRS and possible U.S. federal backup withholding. Backup withholding will not apply if you furnish a correct taxpayer identification number (certified on the IRS Form W-9) or otherwise establish that you are exempt from backup withholding. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability. You may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.

ERISA CONSIDERATIONS

Background

Each “Fiduciary” as defined in Section 3(21)(A) of ERISA or Section 4975(e)(3) of the Code, of a pension, profit-sharing or other employee benefit plan to which Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) applies, or other arrangement that is subject to Title I of ERISA (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the debentures. The Fiduciary should consider, among other factors, whether the investment would satisfy the prudence and diversification requirements of ERISA and whether the investment would be consistent with the documents and instruments governing the Plan.

Section 406 of ERISA and Section 4975 of the Code prohibit a Plan, as well as individual retirement accounts and other arrangements to which Section 4975 of the Code applies (“Plans”), from engaging in specified “Prohibited Transactions,” as provided in Section 406 of ERISA and Section 4975(c) of the Code, involving “Plan Assets,” as defined by U.S. Department of Labor Regulation 2510.3-102, with persons who are “Parties in Interest” under Section 3(14) of ERISA or “disqualified persons” under Section 4975(e)(2) of the Code (collectively, “Parties in Interest”) with respect to such Plan. We and the underwriters may be considered a Party in Interest with respect to a Plan to the extent we, the underwriters or any of their respective affiliates are engaged in providing services to such Plan. A violation of those rules may result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons or Plan Fiduciaries, unless exemptive relief is available under an applicable statutory or administrative exemption.

Employee benefit plans that are governmental plans, as defined in Section 3(32) of ERISA, certain church plans, as defined in Section 3(33) of ERISA, and foreign plans, as described in Section 4(b)(4) of ERISA, are not subject to the requirements of ERISA or Section 4975 of the Code, but these plans may be subject to other laws that contain fiduciary and prohibited transaction provisions similar to those under Title I of ERISA and Section 4975 of the Code (“Similar Laws”). In addition, certain employee benefit plans that limit participation to a select group of management and highly compensated employees known as “top hat” plans are exempt from Parts 2, 3 and 4 of Title I of ERISA and Section 4975 of the Code, but these plans may be subject to Similar Laws.

Plan Asset Regulation

Under the “Plan Assets Regulation” issued by the U.S. Department of Labor and modified by Section 3(42) of ERISA, the assets of the trust are Plan Assets for purposes of ERISA and Section 4975 of the Code if a Plan takes an “Equity Interest” in the trust and no exception were applicable under the Plan Assets Regulation. An “Equity Interest” is defined under the Plan Assets Regulation as any interest in an entity other than an instrument that is treated as indebtedness under applicable local law and which has no substantial equity features and specifically includes a beneficial interest in the trust.

Under an exception in the Plan Assets Regulation, the assets of the trust would not be deemed to be Plan Assets of investing Plans if the debentures are “Publicly Offered Securities” for purposes of the Plan Assets Regulation. “Publicly Offered Securities” are securities which are widely held (i.e., owned by more than 100 investors independent of the issuer and of each other), freely transferable and either (i) part of a class of securities registered under Section 12(b) or 12(g) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or (ii) sold as part of an offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, and then timely registered under the Exchange Act. Although no assurance can be given, it is expected that the debentures will be offered in a manner consistent with the requirements of the publicly-offered securities exception, and therefore that the assets of the trust will not constitute Plan Assets of an investing Plan.

Even if the assets of the trust are not deemed to be Plan Assets of Plans investing in the trust, specified transactions involving the trust could be deemed to constitute direct or indirect prohibited transactions under ERISA and Section 4975 of the Code regarding an investing Plan. For example, if we were a Party in Interest with respect to an investing Plan, either directly or by reason of the activities of one or more of its affiliates, sale of the debentures by the trust to the Plan could be prohibited by Section 406(a)(1) of ERISA and Section 4975(c)(1) of the Code, unless exemptive relief were available.

Prohibited Transaction Exemptions

The U.S. Department of Labor has issued five prohibited transaction class exemptions (“PTCEs”) that may provide exemptive relief for any direct or indirect Prohibited Transactions resulting from the purchase or holding of the debentures. Those class exemptions are:

•	PTCE 96-23, for specified transactions determined by in-house asset managers;

•	PTCE 95-60, for specified transactions involving insurance company general accounts;

•	PTCE 91-38, for specified transactions involving bank collective investment funds;

•	PTCE 90-1, for specified transactions involving insurance company separate accounts; and

•	PTCE 84-14, for specified transactions determined by independent qualified professional asset managers.

In addition, Section 408(b)(17) of ERISA provides an exemption for transactions between a Plan and a person who is a Party in Interest (other than a Fiduciary who has or exercises any discretionary authority or control with respect to investment of the Plan Assets involved in the transaction or renders investment advice with respect thereto) solely by reason of providing services to the Plan (or by reason of a relationship to such a service provider), if in connection with the transaction the Plan receives no less, nor pays no more, than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA).

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt Prohibited Transactions, it is particularly important that Fiduciaries or other persons considering purchasing the debentures on behalf of, or with, Plan Assets of any Plan or governmental, church, foreign or top hat plan consult with their counsel regarding the potential consequences of the investment and the availability of exemptive relief.

Acknowledgment

Each purchaser and holder of the debentures, or any interest in the debentures, will be deemed to have represented by its purchase or holding that either (i) it is not a Plan or a governmental, church, foreign or top hat plan subject to Similar Laws, and it is not purchasing or holding such securities on behalf of or with Plan Assets of any such Plan, governmental, church, foreign or top hat plan, or (ii) its purchase and holding of debentures will not constitute (A) a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code for which an exemption is not available, or (B) a violation under any Similar Laws.

Purchasers of debentures have the exclusive responsibility for ensuring that their purchase and holding of the debentures complies with the fiduciary responsibility rules of ERISA or any Similar Law and does not violate the Prohibited Transaction rules of ERISA or the Code (or in the case of a governmental, church, foreign or top hat plan, any Similar Law).

UNDERWRITING

Howe Barnes Hoefer & Arnett, Inc. is acting as representative of the underwriters listed below. Subject to the terms and conditions set forth in the underwriting agreement among us and the underwriters, the underwriters have severally agreed to purchase from us an aggregate of $12.0 million in principal amount of debentures, in the amounts listed below.

Principal Amount
Underwriters	of Debentures

Howe Barnes Hoefer & Arnett, Inc.

Total

Under the terms and conditions of the underwriting agreement, the underwriters are committed to accept and pay for all of the debentures, if any are taken. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or, in certain cases, the underwriting agreement may be terminated. In the underwriting agreement, the obligations of the underwriters are subject to approval of certain legal matters by their counsel, including the authorization and the validity of the debentures, and to other conditions contained in the underwriting agreement, such as receipt by the underwriters of officers’ certificates and legal opinions.

We have granted to the underwriters an option, exercisable within 30 days after the date of this prospectus, to purchase up to $1,800,000 additional debentures. If the underwriters purchase any of the additional debentures under this option, each underwriter will be committed to purchase the additional shares in approximately the same proportion as allocated to them in the table above. The underwriters may exercise the option only for the purpose of covering over-allotments, if any, made in connection with the distribution of the debentures being offered. The table below shows the price and proceeds on a per debenture and aggregate basis. The proceeds to be received by us, as shown in the table below, do not reflect various expenses of the offering, including registration FINRA fees, trustees’ fees, accounting fees and related expenses, fees and expenses of our legal counsel and printing expenses, which are estimated to be $      and payable by us.

			Total with
			Exercise of Over-
	Per Debenture	Total	Allotment Option

Public offering price	$1,000	$12,000,000	$13,800,000
Underwriting commissions
Proceeds, before expenses, to us

The underwriters propose to offer the debentures directly to the public at the public offering price set forth above, and to certain securities dealers, who may include the underwriters, at this price, less a concession not in excess of $      per debenture. The underwriters may allow, and the selected dealers may reallow, a concession not in excess of $      per debenture to certain brokers and dealers.

The offering of the debentures is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The underwriters reserve the right to reject any order for the purchase of the debentures. After the debentures are released for sale to the public, the underwriters may, from time to time, change the offering price and other selling terms. We have agreed to indemnify the several underwriters against several liabilities, including liabilities under the Securities Act of 1933, as amended. We have also agreed to reimburse the several underwriters for certain out-of-pocket expenses, including reasonable legal fees and expenses under certain circumstances.

We expect that the debentures will be listed on the Pink Sheets. Even if the debentures are listed on the Pink Sheets, neither we nor the underwriters can assure you as to the liquidity of the debentures or that an active and liquid market will develop or, if developed, that the market will continue.

The offering price and distribution rate have been determined by negotiations between the underwriters and us, and the offering price of the debentures may not be indicative of the market price following the offering. The representatives of the underwriters will have no obligation to make a market in the debentures, however, and may cease market-making activities, if commenced, at any time.

In connection with the offering, the underwriters may engage in transactions that are intended to stabilize, maintain or otherwise affect the price of the debentures during and after the offering, such as the following:

•	the underwriters may over-allot or otherwise create a short position in the debentures for their own account by selling more debentures than have been sold to them;

•	the underwriters may elect to cover any short position by purchasing debentures in the open market or by exercising the over-allotment option;

•	the underwriters may stabilize or maintain the price of the debentures by bidding;

•	the underwriters may engage in passive market making transactions; and

•	the underwriters may impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participating in this offering are reclaimed if debentures previously distributed in the offering are repurchased in connection with stabilization transactions or otherwise.

The effect of these transactions may be to stabilize or maintain the market price at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the debentures to the extent that it discourages resales. No representation is made as to the magnitude or effect of any such stabilization or other transactions. Such transactions, if commenced, may be discontinued at any time.

LEGAL MATTERS

The validity of the debentures offered by this prospectus has been passed upon for us by Krieg DeVault LLP, Indianapolis, Indiana. Certain legal matters will be passed upon for the underwriters by Barack Ferrazzano Kirschbaum & Nagelberg LLP, Chicago, Illinois.

EXPERTS

Our consolidated financial statements as of December 31, 2008 and 2007 and for each of the years in the three year period ended December 31, 2008, which are set forth elsewhere in this prospectus, have been audited by BKD LLP, an independent registered public accounting firm, as set forth in their report included with such financial statements. Such consolidated financial statements are included in this prospectus in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We make periodic filings required to be filed by us as a reporting company under sections 13 and 15(d) of the Exchange Act. You may read and copy any materials we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at www.sec.gov that contains the reports, proxy and information statements, and other information that we file with the SEC. Also visit us at www.monroebank.com. Information contained on our website is not incorporated into this prospectus and you should not consider information contained on our website to be part of this prospectus.

MONROE BANCORP AND SUBSIDIARY

Consolidated Condensed Balance Sheets

	March 31,	December 31,
	2009	2008
	(Unaudited)
	(Dollars in thousands, except per share data)

Assets
Cash and due from banks	$18,667	$11,552
Federal funds sold	16,150	8,663
Interest-earning deposits	9,372	3,506

Total cash and cash equivalents	44,189	23,721
Trading securities, at fair value	2,836	2,981
Investment securities:
Available for sale	100,196	113,495
Held to maturity	5,054	5,054

Total investment securities	105,250	118,549
Loans	626,183	629,702
Allowance for loan losses	(12,336)	(11,172)

Net loans	613,847	618,530
Loans held for sale	4,659	3,389
Premises and equipment	20,605	20,750
Federal Home Loan Bank of Indianapolis stock, at cost	2,312	2,312
Other assets	30,004	29,567

Total assets	$823,702	$819,799

Liabilities
Deposits:
Noninterest-bearing	$78,676	$84,317
Interest-bearing	597,881	580,862

Total deposits	676,557	665,179
Borrowings	85,070	93,203
Other liabilities	6,098	5,496

Total liabilities	$767,725	$763,878
Commitments and Contingent Liabilities
Shareholders’ Equity
Common stock, no-par value
Authorized, 18,000,000 shares
Issued and outstanding — 6,227,550 shares	$137	$137
Additional paid-in capital	4,423	4,419
Retained earnings	50,926	50,628
Accumulated other comprehensive income	571	817
Unearned ESOT shares	(80)	(80)

Total shareholders’ equity	$55,977	$55,921

Total liabilities and shareholders’ equity	$823,702	$819,799

See notes to consolidated condensed financial statements.

MONROE BANCORP AND SUBSIDIARY

Consolidated Condensed Statements of Income

	Three Months Ended
	March 31,
	2009	2008
	(Unaudited)
	(Dollars in thousands, except per share data)

Interest Income
Loans, including fees	$8,511	$10,001
Trading securities	18	32
Investment securities
Taxable	574	983
Tax exempt	253	335
Federal funds sold	7	87
Other interest income	15	45

Total interest income	9,378	11,483

Interest Expense
Deposits	3,090	4,958
Short-term borrowings	20	310
Other borrowings	326	339

Total interest expense	3,436	5,607

Net interest income	5,942	5,876
Provision for loan losses	2,600	880

Net interest income after provision for loan losses	3,342	4,996

Noninterest Income
Fiduciary activities	527	608
Service charges on deposit accounts	811	869
Commission income	171	219
Securities gains	1,028	140
Unrealized losses on trading securities	(132)	(217)
Net gains on loans sales	290	198
Debit card interchange fees	277	261
Bank owned life insurance (BOLI)	151	123
Other operating income	139	163

Total other income	3,262	2,364

Noninterest Expenses
Salaries and employee benefits	2,964	3,265
Net occupancy and equipment expense	928	873
Advertising	129	220
Legal fees	126	185
Depreciation in directors’ and executives’ deferred compensation plans	(118)	(164)
Federal Deposit Insurance Corporation assessment	283	48
Other operating expense	911	964

Total other expenses	5,223	5,391

Income before income tax	1,381	1,969
Income tax expense	274	376

Net income	$1,107	$1,593

Basic earnings per share	$0.178	$0.256
Diluted earnings per share	$0.178	$0.256
Dividends declared and paid per share	$0.13	$0.13

See notes to consolidated condensed financial statements.

MONROE BANCORP AND SUBSIDIARY

Consolidated Condensed Statement of Shareholders’ Equity
For the Three Months Ended
March 31, 2009

							Unearned
						Accumulated	Employee
	Common Stock		Additional			Other	Stock
	Shares		Paid in	Comprehensive	Retained	Comprehensive	Ownership
	Outstanding	Amount	Capital	Income	Earnings	Income (Loss)	Trust Shares	Total
	(Unaudited)
	(Dollars in thousands)
Balances January 1, 2009	6,227,550	$137	$4,419		$50,628	$817	$(80)	$55,921
Comprehensive Income:
Net income for the period				$1,107	1,107			1,107
Other comprehensive income - unrealized loss on securities, net of tax and reclassification adjustment				(246)		(246)		(246)
ESOT shares earned (forfeited)			(3)					(3)
Stock option compensation expense			7					7
Repurchase of stock, at cost	—		—					—
Cash dividend ($0.13 per share)					(809)			(809)

Balances March 31, 2009	6,227,550	$137	$4,423	$861	$50,926	$571	$(80)	$55,977

See notes to consolidated condensed financial statements.

MONROE BANCORP AND SUBSIDIARY

Consolidated Condensed Statements of Cash Flows

	Three Months Ended
	March 31,
	2009	2008
	(Unaudited)
	(Dollars in thousands)

Operating Activities
Net income	$1,107	$1,593
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	2,600	880
Depreciation and amortization	309	294
Deferred income tax	(419)	(355)
Investment securities amortization, net	(10)	(14)
Investment securities gains including redemptions	(1,028)	(140)
Net change in trading securities	145	179
Loss on disposal of premises and equipment	1	—
Origination of loans held for sale	(20,741)	(13,074)
Proceeds from sale of loans held for sale	19,762	14,070
Gain on sale of loans held for sale	(290)	(198)
ESOT shares earned (forfeited)	(3)	11
(Gain) loss on foreclosed assets	10	(12)
Stock-based compensation expense	7	16
Net change in:
Interest receivable and other assets	5	743
Interest payable and other liabilities	1,114	10,573

Net cash provided by operating activities	2,569	14,566

Investing Activities
Purchase of securities available for sale	(134,407)	(26,178)
Proceeds from paydowns and maturities of securities available for sale	111,107	12,355
Proceeds from sales of securities available for sale	37,267	14,747
Net change in loans	265	1,648
Purchase of premises and equipment	(677)	(438)
Proceeds from sale of foreclosed assets	90	173

Net cash used by investing activities	13,645	2,307

Financing Activities
Net change in:
Noninterest-bearing, interest-bearing demand and savings deposits	20,860	(2,167)
Certificates of deposit	(9,482)	19,680
Borrowings	1,697	(17,081)
Proceeds from Federal Home Loan Bank advances	10,000	—
Repayments of Federal Home Loan Bank advances	(18,012)	(9,012)
Cash dividends paid	(809)	(809)

Net cash provided (used) by financing activities	4,254	(9,389)

Net Change in Cash and Cash Equivalents	20,468	7,484
Cash and Cash Equivalents, Beginning of Period	23,721	25,640

Cash and Cash Equivalents, End of Period	$44,189	$33,124

Supplemental cash flow disclosures
Interest paid	$3,536	$5,310
Income tax paid	—	800

See notes to consolidated condensed financial statements.

MONROE BANCORP AND SUBSIDIARY
Notes to Consolidated Condensed Financial Statements
March 31, 2009
(Unaudited)

Note 1:	Basis of Presentation
The consolidated condensed financial statements include the accounts of Monroe Bancorp (the “Company”) and its wholly owned subsidiary, Monroe Bank, a state chartered bank (the “Bank”) and the Bank’s wholly owned subsidiaries, HIE Enterprises, LLC and MB Portfolio Management, Inc. (“MB”) and MB’s wholly owned subsidiary MB REIT, Inc. A summary of significant accounting policies is set forth in Note 1 of Notes to Financial Statements included in the December 31, 2008, Annual Report to Shareholders. All significant intercompany accounts and transactions have been eliminated in consolidation.

The interim consolidated condensed financial statements have been prepared in accordance with instructions to Form 10-Q, and therefore do not include all information and footnotes necessary for a fair presentation of financial position, results of operations and cash flows in conformity with generally accepted accounting principles.

The interim consolidated condensed financial statements at March 31, 2009, and for the three months ended March 31, 2009 and 2008, have not been audited by independent accountants, but reflect, in the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows for such periods.

The consolidated condensed balance sheet of the Company as of December 31, 2008 has been derived from the audited consolidated balance sheet of the Company as of that date. Certain information and note disclosures normally included in the Company’s annual financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s annual report on Form 10-K filed with the Securities and Exchange Commission.

The results of operations for the period are not necessarily indicative of the results to be expected for the year.

Note 2:	Earnings Per Share
The number of shares used to compute basic and diluted earnings per share was as follows:

	Three Months Ended
	March 31, 2009	March 31, 2008

Net income (in thousands)	$1,107	$1,593

Weighted average shares outstanding	6,227,550	6,227,550
Average unearned ESOT shares	(6,913)	(11,900)

Shares used to compute basic earnings per share	6,220,637	6,215,650
Effect of dilutive securities — stock options	—	15,628

Shares used to compute diluted earnings per share	6,220,637	6,231,278

Earnings per share, basic	$0.178	$0.256
Earnings per share, diluted	$0.178	$0.256

Options to purchase 5,500 shares at $10.12 per share, 82,500 shares at $12.05 per share, 19,250 shares at $12.73 per share, 11,000 shares at $14.73 per share, 30,000 shares of common stock at $16 per share, 13,000 shares of common stock at $16.83, and 210,000 shares of common stock at $22 per share were outstanding at March 31, 2009 and options to purchase 30,000 shares of common stock at $16 per share, 210,000 shares of common stock at $22 per share, and 13,000 shares of common stock at $16.83 were outstanding at March 31, 2008, but were not included in the computation of diluted earnings per share for the three months ended March 31, 2009 and 2008, respectively because the options’ exercise price was greater than the average market price of the common shares.

Note 3:	Fair Value Measurements

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“FAS 157”). FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS 157 has been applied prospectively as of the beginning of the period.

FAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. FAS 157 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1:  Quoted prices in active markets for identical assets or liabilities

Level 2:  Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in active markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3:  Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

Below is a description of the valuation methodologies used for instruments measured at fair value on a recurring and non-recurring basis and recognized in the accompanying balance sheet, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Trading and Available for Sale Securities

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities include highly liquid government bonds, mortgage products and exchange traded equities. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. Level 2 securities include certain collateralized mortgage and debt obligations and certain municipal securities. In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy. At this time the Company has no securities classified as Level 3 securities.

Impaired Loans

Loans impairment is reported when full payment under the loan terms is not expected. Impaired loans are carried at the present value of estimated future cash flows using the loan’s existing rate, or the fair value of collateral if the loan is collateral dependent. During the first quarter of 2009 and 2008, certain impaired loans were partially charged-off or re-evaluated, resulting in a remaining balance for these loans, net of specific allowance, of $1,912,000 and $1,318,000, as of March 31, 2009 and 2008, respectively. This valuation would be considered Level 3. Level 3 inputs for impaired loans included current and prior appraisals, discounting factors, the borrowers’ financial results and other considerations including expected cash flows.

The following table presents the fair value measurements of assets and liabilities recognized in the accompanying balance sheet measured at fair value on a recurring and non-recurring basis and the level within the FAS 157 fair value hierarchy in which the fair value measurements fall:

		Fair Value Measurements Using
		Quoted Prices in	Significant
		Active Markets	Other	Significant
		for Identical	Observable	Unobservable
		Assets	Inputs	Inputs
	Fair Value	(Level 1)	(Level 2)	(Level 3)
		(Dollars in thousands)

As of March 31, 2009
Fair value measured on a recurring basis
Trading securities	$2,836	$2,836	$—	$—
Available-for-sale securities	100,196	22,003	78,193	—
Fair value measured on a non-recurring basis
Impaired loans, net of specific allowance	1,912	—	—	1,912
As of March 31, 2008
Fair value measured on a recurring basis
Trading securities	$3,481	$3,481	$—	$—
Available-for-sale securities	116,587	12,346	104,241	—
Fair value measured on a non-recurring basis
Impaired loans, net of specific allowance	1,318	—	—	1,318

Note 4:	Reclassifications
Reclassifications of certain amounts in the 2008 consolidated condensed financial statements have been made to conform to the 2009 presentation.

Note 5:	Contingencies
The Company and Bank are from time to time subject to other claims and lawsuits which arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the consolidated financial position of the Company.

Report of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors and Shareholders
Monroe Bancorp
Bloomington, Indiana

We have audited the accompanying consolidated balance sheets of Monroe Bancorp as of December 31, 2008 and 2007, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2008. The Company’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audits included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Monroe Bancorp as of December 31, 2008, and 2007, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with accounting principles generally accepted in the Unites States of America.

As discussed in Note 18, in 2008, the Company changed its method of accounting for fair value measurements in accordance with Statement of Financial Accounting Standards No. 157.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Monroe Bancorp’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 3, 2009 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

BKD, LLP

Indianapolis, Indiana
March 3, 2009

MONROE BANCORP AND SUBSIDIARY

Consolidated Balance Sheets

	December 31,
	2008	2007
	(Dollar amounts in thousands, except share and per share data)

Assets
Cash and due from banks	$11,552	$19,929
Federal funds sold	8,663	1,077
Interest-earning deposits	3,506	4,634

Total cash and cash equivalents	23,721	25,640
Trading securities, at fair value	2,981	3,647
Investment securities
Available for sale	113,495	121,005
Held to maturity (fair value of $5,135 and $1,040)	5,054	1,006

Total investment securities	118,549	122,011
Loans	629,702	581,857
Less: Allowance for loan losses	(11,172)	(6,654)

Loans, net of allowance for loan losses	618,530	575,203
Loans held for sale	3,389	2,974
Premises and equipment	20,750	20,029
Federal Home Loan Bank of Indianapolis stock, at cost	2,312	2,312
Other assets	29,567	26,264

Total Assets	$819,799	$778,080

Liabilities
Deposits
Noninterest-bearing	$84,317	$81,542
Interest-bearing	580,862	538,175

Total deposits	665,179	619,717
Borrowings	93,203	96,421
Other liabilities	5,496	7,490

Total Liabilities	763,878	723,628
Commitments and Contingent Liabilities
Shareholders’ Equity
Common stock, no-par value
Authorized, 18,000,000 shares
Issued and outstanding — 6,227,550 shares	137	137
Additional paid-in capital	4,419	4,349
Retained earnings	50,628	49,881
Accumulated other comprehensive income	817	223
Unearned ESOT shares	(80)	(138)

Total Shareholders’ Equity	55,921	54,452

Total Liabilities and Shareholders’ Equity	$819,799	$778,080

See notes to consolidated financial statements.

MONROE BANCORP AND SUBSIDIARY

Consolidated Income Statements

	Year Ended December 31,
	2008	2007	2006

	(Dollar amounts in thousands, except share and per share data)

Interest Income
Loans receivable	$37,194	$42,358	$39,363
Investment securities
Taxable	3,561	4,051	3,561
Tax exempt	1,240	1,241	1,010
Trading	106	117	106
Federal funds sold	177	599	491
Other interest income	184	108	112

Total interest income	42,462	48,474	44,643

Interest Expense
Deposits	16,692	21,639	18,005
Borrowings	2,169	3,796	3,973

Total interest expense	18,861	25,435	21,978

Net Interest Income	23,601	23,039	22,665
Provision for loan losses	8,880	2,035	1,200

Net Interest Income After Provision for Loan Losses	14,721	21,004	21,465

Other Income
Fiduciary activities	2,387	2,243	1,701
Service charges on deposit accounts	3,796	3,680	3,614
Commission income	874	910	785
Realized and unrealized gains on securities	121	66	189
Net gains on loan sales	703	817	1,045
Debit card interchange	1,098	950	776
Other income	1,054	1,585	1,382

Total other income	10,033	10,251	9,492

Other Expenses
Salaries and employee benefits	12,291	12,132	11,994
Net occupancy and equipment expense	3,373	3,100	3,151
Director and committee fees	184	195	177
Appreciation (depreciation) in directors’ and executives’ deferred compensation plans	(707)	267	301
Legal fees	566	566	307
Advertising	724	667	712
Federal Deposit Insurance Corporation assessment	481	69	71
Other expense	3,820	3,630	3,385

Total other expenses	20,732	20,626	20,098

Income before income tax	4,022	10,629	10,859
Income tax expense	43	2,823	3,273

Net Income	$3,979	$7,806	$7,586

Basic Earnings Per Share	$0.640	$1.240	$1.154
Diluted Earnings Per Share	$0.639	$1.235	$1.150
Weighted-Average Shares Outstanding — Basic	6,218,353	6,294,519	6,574,092
Weighted-Average Shares Outstanding — Diluted	6,224,951	6,320,317	6,596,772

See notes to consolidated condensed financial statements.

MONROE BANCORP AND SUBSIDIARY

Consolidated Statements of Shareholders’ Equity

							Unearned
						Accumulated	Employee
	Common Stock		Additional			Other	Stock
	Shares		Paid in	Comprehensive	Retained	Comprehensive	Ownership
	Outstanding	Amount	Capital	Income	Earnings	Income (Loss)	Trust Shares	Total
	(Dollar amounts in thousands, except share and per share data)

Balances, January 1, 2006	6,639,842	$137	$11,277		$40,700	$(1,265)	$(335)	$50,514
Comprehensive Income:
Net income				$7,586	7,586			7,586
Other comprehensive income - unrealized gains on securities, net of tax and reclassification adjustment				447		447		447

Comprehensive Income				$8,033

ESOT shares earned			53				101	154
Stock option compensation expense			65					65
Repurchase of stock, at cost	(130,000)		(2,162)					(2,162)
Stock options exercised	5,500		51					51
Cash dividend ($0.4800 per share)					(3,150)			(3,150)

Balances, December 31, 2006	6,515,342	$137	$9,284		$45,136	$(818)	$(234)	$53,505
Comprehensive Income:
Net income				$7,806	7,806			7,806
Other comprehensive income - unrealized gains on securities, net of tax and reclassification adjustment				1,041		1,041		1,041

Comprehensive Income				$8,847

ESOT shares earned			60				96	156
Stock option compensation expense			67					67
Repurchase of stock, at cost	(287,792)		(5,062)					(5,062)
Cash dividend ($0.4900 per share)					(3,061)			(3,061)

Balances, December 31, 2007	6,227,550	$137	$4,349		$49,881	$223	$(138)	$54,452
Comprehensive Income:
Net income				$3,979	3,979			3,979
Other comprehensive income - unrealized gain on securities, net of tax and reclassification adjustment				594		594		594

Comprehensive Income				$4,573

ESOT shares earned			11				58	69
Stock option compensation expense			59					59
Repurchase of stock, at cost	—		—					—
Cash dividend ($0.5200 per share)					(3,232)			(3,232)

Balances, December 31, 2008	6,227,550	$137	$4,419		$50,628	$817	$(80)	$55,921

See notes to consolidated condensed financial statements.

MONROE BANCORP AND SUBSIDIARY

Consolidated Statements of Cash Flows

	Year Ended December 31,
	2008	2007	2006
	(Dollar amounts in thousands,
	except share and per share data)

Operating Activities
Net income	$3,979	$7,806	$7,586
Items not requiring cash:
Provision for loan losses	8,880	2,035	1,200
Depreciation and amortization	1,178	1,077	1,150
Deferred income tax	(1,843)	(152)	(233)
Investment securities amortization, net	(25)	(45)	39
Investment securities gains including redemptions	(964)	(49)	(115)
Net change in trading securities	680	(42)	(94)
(Gain)/Loss on disposal of premises and equipment	(6)	(65)	113
Origination of loans held for sale	(44,645)	(58,918)	(75,246)
Proceeds from sale of loans held for sale	44,933	59,306	75,053
Gain on sale of loans held for sale	(703)	(817)	(1,045)
ESOT shares earned	69	156	154
Loss on foreclosed assets	146	6	—
Stock-based compensation expense	59	67	65
Net change in:
Interest receivable and other assets	2,751	(2,598)	(1,928)
Interest payable and other liabilities	(1,482)	(128)	342

Net cash provided by operating activities	13,007	7,639	7,041

Investing Activities
Purchases of securities available for sale	(109,463)	(46,963)	(41,326)
Proceeds from maturities of securities available for sale	53,814	42,143	35,802
Proceeds from sales of securities available for sale	65,035	249	1,990
Purchases of securities held to maturity	(4,050)	—	(1,006)
Proceeds from maturities of securities held to maturity	—	647	1,712
Net change in loans	(57,881)	(27,235)	(33,401)
Purchase of premises and equipment	(2,411)	(5,282)	(3,302)
Proceeds from sale of premises and equipment	6	223	—
Proceeds from foreclosed asset sales	1,294	65	—
Purchase of bank owned life insurance (BOLI)	(2,100)	—	—
Sale of FHLB stock	—	—	233

Net cash used in investing activities	(55,756)	(36,153)	(39,298)

Financing Activities
Net change in:
Noninterest-bearing, interest-bearing demand and savings deposits	(13,377)	(12,102)	32,593
Certificates of deposit	58,839	42,492	(19,447)
Borrowings	(8,650)	(5,657)	32,575
Proceeds from Federal Home Loan Bank advances	43,000	—	1,765
Repayments of Federal Home Loan Bank advances	(35,750)	(1,157)	(16,115)
Proceeds from trust preferred debentures	—	5,155	3,093
Stock options exercised	—	—	51
Repurchase of common stock	—	(5,062)	(2,162)
Cash dividends paid	(3,232)	(3,061)	(3,150)

Net cash provided by financing activities	40,830	20,608	29,203

Net Change in Cash and Cash Equivalents	(1,919)	(7,906)	(3,054)
Cash and Cash Equivalents, Beginning of Year	25,640	33,546	36,600

Cash and Cash Equivalents, End of Year	$23,721	$25,640	$33,546

Additional Cash Flows Information
Interest paid	$19,094	$24,995	$21,880
Income tax paid	2,700	2,925	3,782

See notes to consolidated financial statements.

MONROE BANCORP AND SUBSIDIARY
Notes to Consolidated Financial Statements

Note 1:	Nature of Operations and Summary of Significant Accounting Policies

The accounting and reporting policies of Monroe Bancorp (“Company”) and its wholly-owned subsidiary, Monroe Bank (“Bank”) and the Bank’s wholly owned subsidiaries, HIE Enterprises, LLC (formed in 2008 to manage certain troubled real estate loans and foreclosed properties) and MB Portfolio Management, Inc. (“MB”) and MB’s wholly owned subsidiary MB REIT, Inc., conform to accounting principles generally accepted in the United States of America and reporting practices followed by the banking industry. The more significant of the policies are described below.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company is a bank holding company whose principal activity is the ownership and management of the Bank. The Bank operates under a state bank charter and provides full banking services, including trust services. As a state bank, the Bank is subject to regulation by the Department of Financial Institutions, State of Indiana, and the Federal Deposit Insurance Corporation.

The Bank generates commercial, mortgage and consumer loans and receives deposits from customers located primarily in Monroe, Hamilton, Hendricks, Jackson and Lawrence Counties in Indiana. The Bank’s loans are generally secured by specific items of collateral including real property, consumer assets and business assets.

Consolidation — The consolidated financial statements include the accounts of the Company, Bank and MB after elimination of all material inter-company transactions.

Cash Equivalents — The Company considers all liquid investments with original maturities of three months or less to be cash equivalents.

Trading Activities are engaged in by the Company and consist of investments in various mutual funds held in grantor trusts formed by the Company in connection with a deferred compensation plan. Securities that are held principally for resale in the near term are recorded in the trading assets account at fair value. Gains and losses, both realized and unrealized, are included in other income. Interest and dividends are included in net interest income.

Quoted market prices, when available, are used to determine the fair value of trading instruments. If quoted market prices are not available, then fair values are estimated using pricing models, quoted prices of instruments with similar characteristics, or discounted cash flows.

Investment Securities — Debt securities are classified as held to maturity when the Company has the positive intent and ability to hold the securities to maturity. Securities held to maturity are carried at amortized cost. Debt securities not classified as held to maturity or included in the trading account and marketable equity securities not classified as trading are classified as available for sale. Securities available for sale are carried at fair value with unrealized gains and losses reported separately in accumulated other comprehensive income, net of tax.

Amortization of premiums and accretion of discounts are recorded as interest income from securities. Realized gains and losses are recorded as net security gains (losses). Gains and losses on sales of securities are determined on the specific-identification method.

Loans held for sale are carried at the lower of aggregate cost or market. Market is determined using the aggregate method. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income based on the difference between estimated sales proceeds and aggregate cost.

Loans are carried at the principal amount outstanding. Interest income is accrued on the principal balances of loans. The accrual of interest on impaired loans is discontinued when, in management’s opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed when considered uncollectible. Interest income is subsequently recognized only to the extent cash payments are received. Certain loan fees and direct costs are being deferred and amortized as an adjustment of yield on the loans.

MONROE BANCORP AND SUBSIDIARY
Notes to Consolidated Financial Statements (continued)

Note 1:	Nature of Operations and Summary of Significant Accounting Policies (continued)

Allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreements. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price or the fair value of the collateral.

Large groups of smaller balance homogenous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify smaller balance consumer and residential loans for impairment and disclosure.

Premises and equipment are carried at cost net of accumulated depreciation. Depreciation is computed using primarily the straight-line method based principally on the estimated useful lives of the assets. Maintenance and repairs are expensed as incurred while major additions and improvements are capitalized. Gains and losses on dispositions are included in current operations.

Federal Home Loan Bank stock is a required investment for institutions that are members of the Federal Home Loan Bank system. The required investment in the common stock is based on a predetermined formula.

Foreclosed assets are carried at the lower of cost or fair value less estimated selling costs. When foreclosed assets are acquired, any required adjustment is charged to the allowance for loan losses. All subsequent activity is included in current operations.

Comprehensive income consists solely of net income and unrealized gains and losses on securities available for sale, net of tax.

Income tax in the consolidated statement of income includes deferred income tax provisions or benefits for all significant temporary differences in recognizing income and expenses for financial reporting and income tax purposes. The Company files consolidated income tax returns with its subsidiary.

The Company adopted the provisions of the Financial Accounting Standards Board (“FASB”) Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109, on January 1, 2007. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As a result of the implementation of FIN 48, the Company did not identify any uncertain tax positions that it believes should be recognized in the financial statements.

Stock options — At December 31, 2008, the Company had a stock-based employee compensation plan, which is described more fully in Note 15. Effective January 1, 2006, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123R, Share-Based Payment. The Company selected the modified prospective application. Accordingly, after January 1, 2006, the Company began expensing the fair value of stock options granted, modified, repurchased or cancelled.

MONROE BANCORP AND SUBSIDIARY
Notes to Consolidated Financial Statements (continued)
(Table dollar amounts in thousands, except share and per share data)

Note 1:	Nature of Operations and Summary of Significant Accounting Policies (continued)

Earnings per share have been computed based upon the weighted-average common and common equivalent shares outstanding during each year. Unearned ESOT shares have been excluded from average shares outstanding.

Reclassifications of certain amounts in the 2007 and 2006 consolidated financial statements have been made to conform to the 2008 presentation.

Note 2:	Significant Estimates and Concentrations

Current Economic Conditions

The current economic environment presents financial institutions with unprecedented circumstances and challenges which in some cases have resulted in large declines in the fair values of investments and other assets, constraints on liquidity and significant credit quality problems, including severe volatility in the valuation of real estate and other collateral supporting loans. The financial statements have been prepared using values and information currently available to the Company.

Given the volatility of current economic conditions, the values of assets and liabilities recorded in the financial statements could change rapidly, resulting in material future adjustments in asset values, the allowance for loan losses, capital that could negatively impact the Company’s ability to meet regulatory capital requirements and maintain sufficient liquidity.

Note 3:	Restriction on Cash and Due From Banks

Banks are required to maintain reserve funds in cash and/or on deposit with the Federal Reserve Bank. The reserve required at December 31, 2008 was $1,085,000.

Note 4:	Investment Securities

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

December 31, 2008
Available for Sale
Federal agencies	$28,088	$67	$—	$28,155
Corporate Bonds	2,529	—	126	2,403
State and municipal	32,098	661	3	32,756
Mortgage-backed securities	46,536	694	14	47,216
Marketable equity securities	3,013	—	48	2,965

Total available for sale	112,264	1,422	191	113,495

Held to Maturity
Federal agencies	1,003	81	—	1,084
State and municipal	4,050	—	—	4,050
Mortgage-backed securities	1	—	—	1

Total held to maturity	5,054	81	—	5,135

Total investment securities	$117,318	$1,503	$191	$118,630

MONROE BANCORP AND SUBSIDIARY
Notes to Consolidated Financial Statements (continued)
(Table dollar amounts in thousands, except share and per share data)

Note 4:	Investment Securities (continued)

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

December 31, 2007
Available for Sale
Federal agencies	$28,205	$127	$62	$28,270
Corporate Bonds	1,994	—	13	1,981
State and municipal	37,583	267	18	37,832
Mortgage-backed securities	49,890	278	205	49,963
Marketable equity securities	3,000	—	41	2,959

Total available for sale	120,672	672	339	121,005

Held to Maturity
Federal agencies	1,005	34	—	1,039
Mortgage-backed securities	1	—	—	1

Total held to maturity	1,006	34	—	1,040

Total investment securities	$121,678	$706	$339	$122,045

The amortized cost and fair value of securities available for sale and held to maturity at December 31, 2008, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Available for Sale		Held to Maturity
	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value

Within one year	$21,895	$21,888	$—	$—
One to five years	29,812	30,150	1,003	1,084
Five to ten years	11,008	11,276	—	—
Over ten years	—	—	4,050	4,050

	62,715	63,314	5,053	5,134
Mortgage-backed securities	46,536	47,216	1	1
Marketable equity securities	3,013	2,965	—	—

Totals	$112,264	$113,495	$5,054	$5,135

Securities with a carrying value of $75,882,000 and $62,757,000 were pledged at December 31, 2008 and 2007 to secure certain deposits and for other purposes as permitted or required by law.

Proceeds from sales of securities available for sale during 2008, 2007 and 2006 were $65,035,000, $249,000 and $1,990,000. Gross gains of $948,000 were realized on the 2008 sales, there were no gross gains realized in 2007, whereas gross gains of $60,000 were realized on the 2006 sales. During 2008 and 2007, the Bank realized gains of $3,000 and $1,000 on redeemed available for sales securities. There were no redemptions of available for sale securities in 2006.

There were no sales of held to maturity securities during the three years in the period ended December 31, 2008.

Trading securities, which consist of mutual funds held in a rabbi trust associated with the directors’ and executives’ deferred compensation plans, are recorded at fair value. Unrealized holding losses on trading

MONROE BANCORP AND SUBSIDIARY
Notes to Consolidated Financial Statements (continued)
(Table dollar amounts in thousands, except share and per share data)

Note 4:	Investment Securities (continued)

securities of $843,000 were included in earnings in 2008 and unrealized holding gains of $17,000 and $74,000 were included in earnings in 2007 and 2006, respectively.

Certain investments in debt and marketable equity securities are reported in the financial statements at an amount less than their historical cost. Total fair value of these investments at December 31, 2008 and 2007, was $22,821,000 and $45,222,000, which is approximately 19.3 percent and 37.1 percent respectively, of the Company’s available for sale and held to maturity investment portfolio.

Based on evaluation of available evidence, including recent changes in market interest rates, credit rating information and information obtained from regulatory filings, management believes the declines in fair value for these securities are temporary.

Should the impairment of any of these securities become other than temporary, the cost basis of the investment will be reduced and the resulting loss recognized in net income in the period the other-than-temporary impairment is identified.

The following table shows our investments’ gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2008 and 2007:

	December 31, 2008
	Less than 12 Months		12 Months or More		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
Description of Securities	Value	Losses	Value	Losses	Value	Losses

U.S. government agencies	$9,055	$—	$—	$—	$9,055	$—
Corporate Bonds	1,471	(61)	932	(65)	2,403	(126)
Mortgage-backed securities	7,950	(14)	—	—	7,950	(14)
State and political subdivisions	448	(3)	—	—	448	(3)
Marketable equity securities	—	—	2,965	(48)	2,965	(48)

Total temporarily impaired securities	$18,924	$(78)	$3,897	$(113)	$22,821	$(191)

	December 31, 2007
	Less than 12 Months		12 Months or More		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
Description of Securities	Value	Losses	Value	Losses	Value	Losses

U.S. government agencies	$2,716	$(9)	12,845	$(53)	$15,561	$(62)
Corporate Bonds	1,981	(13)	—	—	1,981	(13)
Mortgage-backed securities	1,202	(3)	16,126	(202)	17,328	(205)
State and political subdivisions	254	—	7,139	(18)	7,393	(18)
Marketable equity securities	—	—	2,959	(41)	2,959	(41)

Total temporarily impaired securities	$6,153	$(25)	$39,069	$(314)	$45,222	$(339)

MONROE BANCORP AND SUBSIDIARY
Notes to Consolidated Financial Statements (continued)
(Table dollar amounts in thousands, except share and per share data)

Note 5:	Loans and Allowance

	December 31,
	2008	2007

Commercial and industrial loans	$102,837	$102,781
Real estate loans	427,809	357,727
Construction loans	80,917	101,011
Agricultural production financing and other loans to farmers	1,658	1,542
Individuals’ loans for household and other personal expenditures	16,134	18,349
Tax-exempt loans	347	447

	629,702	581,857
Allowance for loan losses	(11,172)	(6,654)

Loans, net of allowance for loan losses	$618,530	$575,203

	Year Ended December 31,
	2008	2007	2006

Allowance for loan losses
Balances, January 1	$6,654	$6,144	$5,585
Provision for losses	8,880	2,035	1,200
Recoveries on loans	351	580	437
Loans charged off	(4,713)	(2,105)	(1,078)

Balances, December 31	$11,172	$6,654	$6,144

Information on impaired loans is summarized below.
Impaired loans with an allowance	$9,094	$3,377	$439
Impaired loans for which the discounted cash flows or collateral value exceeds the carrying value of the loan	7,355	5,143	904

Total impaired loans	$16,449	$8,520	$1,343

Allowance for impaired loans (included in the Company’s allowance for loan losses)	$1,375	$246	$45
Average balance of impaired loans	12,368	5,315	1,027
Interest income recognized on impaired loans	182	354	68
Cash-basis interest included above	77	338	46

Note 1 (Nature of Operations and Summary of Significant Accounting Policies) defines impaired loans. A specific allowance is made for impaired loans when management believes the discounted cash flows or collateral value does not exceed the carrying value of the loan.

At December 31, 2008 and 2007, accruing loans delinquent 90 days or more totaled $1,194,000 and $435,000, respectively. Non-accruing loans at December 31, 2008 and 2007 were $14,329,000 and $6,919,000, respectively.

MONROE BANCORP AND SUBSIDIARY
Notes to Consolidated Financial Statements (continued)
(Table dollar amounts in thousands, except share and per share data)

Note 6:	Premises and Equipment

	December 31,
	2008	2007

Land	$5,485	$5,485
Buildings	17,176	15,938
Equipment	9,100	8,455

Total cost	31,761	29,878
Accumulated depreciation	(11,011)	(9,849)

Net	$20,750	$20,029

Note 7:	Deposits

	December 31,
	2008	2007

Noninterest-bearing deposits	$84,317	$81,542
NOW and money market deposits	215,370	230,430
Savings deposits	16,619	17,712
Certificates and other time deposits of $100,000 or more	127,589	128,602
Other certificates and time deposits	221,284	161,431

Total deposits	$665,179	$619,717

Certificates and other time deposits maturing in years ending December 31:

2009	$275,839
2010	52,896
2011	15,250
2012	3,931
2013	721
Thereafter	236

$348,873

In 2005, the Bank began using brokered certificates of deposit as a source of funding. The balance of brokered deposits was $66,101,000, or 9.9 percent of total deposits at December 31, 2008 and $10,034,000, or 1.6 percent of total deposits at December 31, 2007.

Note 8:	Borrowings

	December 31,
	2008	2007

Federal funds purchased	$—	$24,850
Federal Home Loan Bank advances	25,523	18,273
Subordinated debentures	8,248	8,248
Securities sold under repurchase agreements	59,404	43,195
Loans sold under repurchase agreements	28	1,855

Total borrowings	$93,203	$96,421

MONROE BANCORP AND SUBSIDIARY
Notes to Consolidated Financial Statements (continued)
(Table dollar amounts in thousands, except share and per share data)

Note 8:	Borrowings (continued)

Federal funds purchased are overnight borrowings from other financial institutions.

Securities sold under agreements to repurchase (“repurchase agreements”) consist of obligations of the Company to other parties. All obligations mature daily. The obligations are secured by investment securities and such collateral is held by the Company. The maximum amount of outstanding agreements at any month-end during 2008 and 2007 totaled $59,404,000 and $65,589,000 and the daily average of such agreements totaled $45,686,000 and $49,884,000.

At December 31, 2008, two companies had repurchase agreement balances exceeding 10 percent of total equity capital. The balances in these accounts were $9,500,000 and $6,017,000. These obligations mature on a daily basis.

The Federal Home Loan Bank advances at rates ranging from 0.65 percent to 5.64 percent are secured by first-mortgage loans and the guaranteed portion of SBA loans totaling $102,252,000. Advances may be subject to restrictions or penalties in the event of prepayment. The repurchase agreements allow the Company, at its option, to call the loans at any time.

The Company had an unsecured line of credit with U.S. Bank with a $10,000,000 maximum amount that could be borrowed. Interest was payable quarterly and principal was payable October 30, 2008. The line of credit carried a variable interest rate of 1.50 percent over LIBOR and changed monthly. During 2008, the U.S. Bank unsecured line of credit expired and was not renewed.

On July 24, 2006, the Company formed Monroe Bancorp Capital Trust I (“Capital Trust”). The Capital Trust issued 3,000 shares of Fixed/Floating Rate Capital Securities with a liquidation amount of $3,000,000 in a private placement, and 93 Common Securities with a liquidation amount of $1,000 per Common Security to the Company for $93,000. The aggregate proceeds of $3,093,000 were used by the Capital Trust to purchase $3,093,000 in Fixed/Floating Rate Junior Subordinated Debentures from the Company. The Debentures and the Common and Capital Securities have a term of 30 years and may be called without a penalty after five years. It bears interest at the annual rate of 7.1475 percent for five years and thereafter bears interest at the rate of the three-month LIBOR plus 1.60 percent. The Company has guaranteed payment of amounts owed by the Capital Trust to holders of the Capital Securities.

On March 20, 2007, the Company formed Monroe Bancorp Statutory Trust II (“Statutory Trust”). The Statutory Trust issued 5,000 shares of Fixed/Floating Rate Capital Securities with a liquidation amount of $5,000,000 in a private placement, and 155 Common Securities with a liquidation amount of $1,000 per Common Security to the Company for $155,000. The aggregate proceeds of $5,155,000 were used by the Statutory Trust to purchase $5,155,000 in Fixed/Floating Rate Junior Subordinated Debentures from the Company. The Debentures and the Common and Capital Securities have a term of 30 years and may be called without a penalty after five years. It bears interest at the annual rate of 6.5225 percent for five years and thereafter bears interest at the rate of the three-month LIBOR plus 1.60 percent. The Company has guaranteed payment of amounts owed by the Statutory Trust to holders of the Capital Securities.

MONROE BANCORP AND SUBSIDIARY
Notes to Consolidated Financial Statements (continued)
(Table dollar amounts in thousands, except share and per share data)

Note 8:	Borrowings (continued)

Maturities of FHLB advances, securities sold under repurchase agreements and loans sold under repurchase agreements in years ending December 31:

	Federal Home Loan	Loans Sold Under
	Bank Advances	Repurchase Agreements

2009	$8,152	28
2010	162
2011	4,169
2012	4,191
2013	7,127
Thereafter	1,722

	$25,523	$28

Note 9:	Income Tax

	Year Ended December 31
	2008	2007	2006

Income Tax Expense
Currently payable	$1,886	$2,975	$3,506
Deferred	(1,843)	(152)	(233)

Total income tax expense	$43	$2,823	$3,273

Reconciliation of Federal Statutory to Actual Tax Expense
Federal statutory income tax at 34%	$1,367	$3,614	$3,692
Tax-exempt interest	(460)	(455)	(404)
Effect of state income taxes	(446)	(62)	183
Cash surrender value of life insurance	(194)	(174)	(171)
New markets tax credit	(194)	(173)	—
Other	(30)	73	(27)

Actual tax expense	$43	$2,823	$3,273

MONROE BANCORP AND SUBSIDIARY
Notes to Consolidated Financial Statements (continued)
(Table dollar amounts in thousands, except share and per share data)

Note 9:	Income Tax (continued)

A cumulative net deferred tax asset is included in other assets. The components of the asset are as follows:

	December 31,
	2008	2007

Assets
Allowance for loan losses	$4,391	$2,615
Deferred loan fees	107	71
Executive management & directors’ deferred compensation plans	1,253	1,527
Net unrealized losses on trading securities	209	—
Nonqualified stock options	46	31
Unrealized gains — mortgage loans held for sale	15	15

Total assets	6,021	4,259

Liabilities
Depreciation	(1,007)	(910)
FHLB stock dividends	(86)	(95)
Change in prepaid expenses	(138)	(124)
Unrealized gains — trading accounts	—	(129)
Unrealized gains — available for sale	(414)	(108)
Other	(165)	(219)

Total liabilities	(1,810)	(1,585)

Net deferred tax asset	$4,211	$2,674

The tax expense applicable to realized securities gains for years ending December 31, 2008, 2007 and 2006 was $331,000, $20,000 and $42,000, respectively.

Note 10:	Other Comprehensive Income (Loss)

	2008
	Before-Tax	Tax	Net-of-Tax
	Amount	Expense	Amount

Unrealized gains on securities
Unrealized holding gains arising during the year	$1,856	$637	$1,219
Less: reclassification adjustment for gains realized in net income	951	326	625

Net unrealized gains	$905	$311	$594

	2007
	Before-Tax	Tax	Net-of-Tax
	Amount	Expense	Amount

Unrealized gains on securities
Unrealized holding gains arising during the year	$1,585	$543	$1,042
Less: reclassification adjustment for gains realized in net income	1	—	1

Net unrealized gains	$1,584	$543	$1,041

MONROE BANCORP AND SUBSIDIARY
Notes to Consolidated Financial Statements (continued)
(Table dollar amounts in thousands, except share and per share data)

Note 10:	Other Comprehensive Income (Loss) (continued)

	2006
	Before-Tax	Tax	Net-of-Tax
	Amount	Expense	Amount

Unrealized gains on securities
Unrealized holding gains arising during the year	$731	$244	$487
Less: reclassification adjustment for gains realized in net income	60	20	40

Net unrealized gains	$671	$224	$447

Note 11:	Commitments and Contingent Liabilities

In the normal course of business there are outstanding commitments and contingent liabilities, such as commitments to extend credit and standby letters of credit, which are not included in the accompanying financial statements. The Company’s exposure to credit loss, in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit, is represented by the contractual or notional amount of those instruments. The Company uses the same credit policies in making such commitments as it does for instruments that are included in the consolidated balance sheet.

Financial instruments whose contract amount represents credit risk as of December 31 were as follows:

	2008	2007

Commitments to extend credit	$14,397	$20,394
Unused lines of credit and letters of credit	106,411	126,086

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management’s credit evaluation. Collateral held varies but may include accounts receivable, inventory, property and equipment, and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party.

The Bank leases operating facilities under operating lease arrangements expiring March 1, 2009 through November 1, 2013. Rental expense included in the consolidated statements of income for the years ended December 31, 2008 and 2007 was $330,000 and $401,000.

Future minimum lease payments under the leases are:

2009	$315
2010	289
2011	100
2012	59
2013	41
Thereafter	—

Total minimum lease payments	$804

The Company and Bank are from time to time subject to other claims and lawsuits which arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of

MONROE BANCORP AND SUBSIDIARY
Notes to Consolidated Financial Statements (continued)
(Table dollar amounts in thousands, except share and per share data)

Note 11:	Commitments and Contingent Liabilities (continued)

such claims and lawsuits will not have a material adverse effect on the consolidated financial position of the Company.

Note 12:	Dividend and Capital Restrictions

Without prior approval, current regulations allow the Bank to pay dividends to the Company not exceeding net profits (as defined) for the current year plus those for the previous two years. The Bank normally restricts dividends to a lesser amount because of the need to maintain an adequate capital structure. Total shareholders’ equity of the Bank at December 31, 2008 was $63,487,000 of which $59,170,000 was restricted from dividend distribution to the Company.

Note 13:	Regulatory Capital
The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies and are assigned to a capital category. The assigned capital category is largely determined by three ratios that are calculated according to the regulations: total risk adjusted capital, Tier 1 capital, and Tier 1 leverage ratios. The ratios are intended to measure capital relative to assets and credit risk associated with those assets and off-balance sheet exposures of the entity. The capital category assigned to an entity can also be affected by qualitative judgments made by regulatory agencies about the risk inherent in the entity’s activities that are not part of the calculated ratios.

There are five capital categories defined in the regulations, ranging from well capitalized to critically under-capitalized. Classification of a bank in any of the undercapitalized categories can result in actions by regulators that could have a material effect on a bank’s operations. At December 31, 2008 and 2007, the Company and the Bank are categorized as well capitalized and met all subject capital adequacy requirements. There are no conditions or events since December 31, 2008 that management believes have changed the Company’s or Bank’s classification.

MONROE BANCORP AND SUBSIDIARY
Notes to Consolidated Financial Statements (continued)
(Table dollar amounts in thousands, except share and per share data)

Note 13:	Regulatory Capital (continued)

The actual and required capital amounts and ratios are as follows:

			Required for		To Be Well
	Actual		Adequate Capital(1)		Capitalized(1)
	Amount	Ratio	Amount	Ratio	Amount	Ratio

As of December 31, 2008
Total capital(1) (to risk-weighted assets)
Consolidated	$71,214	11.34%	$50,224	8.00%	N/A	N/A
Bank	70,498	11.28	49,999	8.00	$62,499	10.00%
Tier I capital(1) (to risk-weighted assets)
Consolidated	63,326	10.09	25,112	4.00	N/A	N/A
Bank	62,644	10.02	25,000	4.00	37,499	6.00
Tier I capital(1) (to average assets)
Consolidated	63,326	7.74	32,734	4.00	N/A	N/A
Bank	62,644	7.69	32,600	4.00	40,750	5.00
As of December 31, 2007
Total capital(1) (to risk-weighted assets)
Consolidated	$69,106	11.37%	$48,624	8.00%	N/A	N/A
Bank	68,430	11.33	48,325	8.00	$60,406	10.00%
Tier I capital(1) (to risk-weighted assets)
Consolidated	62,452	10.28	24,312	4.00	N/A	N/A
Bank	61,776	10.23	24,162	4.00	36,244	6.00
Tier I capital(1) (to average assets)
Consolidated	62,452	8.14	30,701	4.00	N/A	N/A
Bank	61,776	8.09	30,548	4.00	38,185	5.00

(1)	As defined by regulatory agencies

Note 14:	Employee Benefit Plans

The Bank maintains an employee stock ownership plan and related trust (“trust”) that covers substantially all full-time employees and invests primarily in Company stock.

The trust has borrowed funds from the Company which were used to acquire a total of 112,077 shares of the Company’s stock (55,000 shares in 2001, 2,077 shares in 2000 and 55,000 shares in 1996). Accordingly, the stock acquired by the trust is reflected as a reduction to shareholders’ equity. As the debt is repaid, shares are released and allocated to participants’ accounts based on their level of compensation during the year. The difference between the cost of shares earned and their fair value is reflected as a change in additional paid-in capital when committed to be released to participant accounts. Dividends paid on allocated shares reduce retained earnings. Dividends paid on unreleased shares are allocated to participants and recorded as compensation expense. Trust expense includes the fair value of shares earned and discretionary cash contributions.

MONROE BANCORP AND SUBSIDIARY
Notes to Consolidated Financial Statements (continued)
(Table dollar amounts in thousands, except share and per share data)

Note 14:	Employee Benefit Plans (continued)

Information about trust shares and expense for 2008, 2007 and 2006 is as follows

	2008	2007	2006

Shares allocated to participants’ accounts	262,628	273,300	268,310
Shares earned during the year and released for allocation	5,499	9,200	9,600
Unreleased shares	7,601	13,100	22,300
Fair value of unreleased shares	$61	$210	$374
Total trust expense	$75	$167	$169

The Company maintains a deferred-compensation plan that enables directors to elect to defer receipt of directors’ fees and certain members of management to defer compensation. The Company has established grantor trusts which were funded with an amount equal to the accrued liability under the plan. Those funds, as well as elective deferrals from 1999 forward, are invested in various mutual funds and can be invested in Monroe Bancorp stock, at the participants’ direction. The amount payable under the plan is related to the performance of the funds. The change in fair value of the mutual funds is recognized as trading gain or loss and an offsetting expense or benefit is recognized as directors’ compensation. The asset and corresponding liability recognized under this plan at December 31, 2008 and 2007 was $2,981,000 and $3,647,000, respectively.

The Company has a retirement savings 401(k) plan in which substantially all employees may participate. The Company matches employees’ contributions at the rate of 100 percent for the first 3 percent and 50 percent of the next 2 percent of base salary contributed by participants. The Company’s expense for the plan was $307,000 for 2008, $292,000 for 2007, and $273,000 for 2006.

Note 15:	Related Party Transactions

The Bank has entered into transactions with certain directors, executive officers and significant shareholders of the Company and the Bank and their affiliates or associates (“related parties”). Such transactions were made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers, and did not, in the opinion of management, involve more than normal credit risk or present other unfavorable features.

The aggregate amount of loans, as defined, to such related parties were as follows:

Balances, January 1, 2008	$7,177
Change in composition	—
New loans, including renewals	15,862
Payments, etc., including renewals	(18,354)

Balances, December 31, 2008	$4,685

Deposits from related parties held by the Bank at December 31, 2008 and 2007 totaled approximately $8,289,000 and $10,345,000, respectively.

Note 16: Stock Option Plan

The Company’s incentive stock option plan (“Plan”), which is shareholder approved, permits the grant of share options to certain employees for up to 638,000 shares of common stock. The Company believes that such awards better align the interests of its employees with those of its shareholders. Option awards are generally granted with an exercise price equal to or greater than the market price of the Company’s stock at the date of grant; those option awards generally vest based on three to four years of continuous service and have ten-year contractual terms. Certain option awards provide for accelerated vesting if there is a change in control (as

MONROE BANCORP AND SUBSIDIARY
Notes to Consolidated Financial Statements (continued)
(Table dollar amounts in thousands, except share and per share data)

Note 16: Stock Option Plan (continued)

defined in the Plan). The Company generally issues shares from its authorized shares to satisfy option exercises.

The fair value of each option award is estimated on the date of grant using a binomial option valuation model that uses the assumptions noted in the following table. Expected volatility is based on historical volatility of the Company’s stock and other factors. The Company uses historical data to estimate option exercise and employee termination within the valuation model. The expected term of options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of the grant.

	2008	2007	2006

Risk-free interest rates	—	5.16%	—
Dividend yields	—	2.93%	—
Volatility factors of expected market price of common stock	—	13.26%	—
Weighted-average expected life of the options	—	7 years	—

A summary of option activity under the Plan as of December 31, 2008, and changes during the year then ended, is presented below:

			Weighted-
			Average
		Weighted-	Remaining
		Average	Contractual	Aggregate
Options	Shares	Exercise Price	Term (Years)	Intrinsic Value

Outstanding, beginning of year	371,250	$18.25
Granted	—	—
Exercised	—	—
Forfeited or expired	—	—

Outstanding, end of year	371,250	$18.25	5.3	—

Exercisable, end of year	148,250	$13.06	2.5	—

The weighted-average grant-date fair value of options granted during 2007 was $2.93. There were no stock option grants during 2008 and 2006. The total intrinsic value of options exercised during the year ending December 31, 2006 was $37,000. There were no stock options exercised during 2008 and 2007.

As of December 31, 2008, 2007 and 2006, there was $35,000, $94,000 and $128,000, respectively, of total unrecognized compensation cost related to non-vested stock-based compensation arrangements granted under the Plan. The cost is expected to be recognized over a weighted-average period of 1.2 years.

During the years ended December 31, 2008, 2007 and 2006, the Company recognized $59,000, $67,000 and $65,000, respectively, of stock-based compensation expense and $24,000, $27,000 and $26,000, respectively, of tax benefit related to the stock-based compensation expense.

MONROE BANCORP AND SUBSIDIARY
Notes to Consolidated Financial Statements (continued)
(Table dollar amounts in thousands, except share and per share data)

Note 17:	Earnings Per Share

Earnings per share (“EPS”) were computed as follows:

		Weighted-	Per Share
	Income	Average Shares	Amount

Year Ended December 31, 2008
Net income	$3,979	6,218,353
Basic earnings per share
Income available to common stockholders			$0.640

Effect of dilutive securities
Stock options	—	6,598

Diluted earnings per share
Income available to common stockholders and assumed conversions	$3,979	6,224,951	$0.639

Year Ended December 31, 2007
Net income	$7,806	6,294,519
Basic earnings per share
Income available to common stockholders			$1.240

Effect of dilutive securities
Stock options	—	25,798

Diluted earnings per share
Income available to common stockholders and assumed conversions	$7,806	6,320,317	$1.235

Year Ended December 31, 2006
Net income	$7,586	6,574,092
Basic earnings per share
Income available to common stockholders			$1.154

Effect of dilutive securities
Stock options	—	22,680

Diluted earnings per share
Income available to common stockholders and assumed conversions	$7,586	6,596,772	$1.150

Options to purchase 30,000 shares of common stock at $16 per share, and 210,000 shares of common stock at $22 per share, and 13,000 shares of common stock at $16.83 were outstanding at December 31, 2008, but were not included in the computation of diluted EPS because the options’ exercise price was greater than the average market price of the common shares.

Options to purchase 210,000 shares of common stock at $22 per share and 13,000 shares of common stock at $16.83 were outstanding at December 31, 2007, but were not included in the computation of diluted EPS because the options’ exercise price was greater than the average market price of the common shares.

Options to purchase 210,000 shares of common stock at $22 per share were outstanding at December 31, 2006, but were not included in the computation of diluted EPS because the options’ exercise price was greater than the average market price of the common shares.

MONROE BANCORP AND SUBSIDIARY
Notes to Consolidated Financial Statements (continued)
(Table dollar amounts in thousands, except share and per share data)

Note 18:	Disclosures About Fair Value of Financial Instruments

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“FAS 157”). FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS 157 has been applied prospectively as of the beginning of the period.

FAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. FAS 157 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1:  Quoted prices in active markets for identical assets or liabilities

Level 2:  Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in active markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3:  Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

Below is a description of the valuation methodologies used for instruments measured at fair value on a recurring and non-recurring basis and recognized in the accompanying balance sheet, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Trading and Available for Sale Securities

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities include highly liquid government bonds, mortgage products and exchange traded equities. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. Level 2 securities include certain collateralized mortgage and debt obligations and certain municipal securities. In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy. At this time the Company has no securities classified as Level 3 securities.

Impaired Loans

Loans impairment is reported when full payment under the loan terms is not expected. Impaired loans are carried at the present value of estimated future cash flows using the loan’s existing rate, or the fair value of collateral if the loan is collateral dependent. During 2008, certain impaired loans were partially charged-off or re-evaluated, resulting in a remaining balance for these loans, net of specific allowance, of $9,821,000 as of December 31, 2008. This valuation would be considered Level 3. Level 3 inputs for impaired loans included current and prior appraisals, discounting factors, the borrowers’ financial results and other considerations including expected cash flows.

MONROE BANCORP AND SUBSIDIARY
Notes to Consolidated Financial Statements (continued)
(Table dollar amounts in thousands, except share and per share data)

Note 18:	Disclosures About Fair Value of Financial Instruments (continued)

The following table presents the fair value measurements of assets and liabilities recognized in the accompanying balance sheet measured at fair value on a recurring and non-recurring basis and the level within the FAS 157 fair value hierarchy in which the fair value measurements fall at December 31, 2008:

		Fair Value Measurements Using
		Quoted Prices in	Significant
		Active Markets	Other	Significant
		for Identical	Observable	Unobservable
		Assets	Inputs	Inputs
	Fair Value	(Level 1)	(Level 2)	(Level 3)

Fair value measured on a recurring basis
Trading securities	$2,981	$2,981	$—	$—
Available-for-sale securities	113,495	15,966	97,529	—
Fair value measured on a non-recurring basis
Impaired loans, net of specific allowance	9,821	—	—	9,821

The following methods and assumptions were used to estimate the fair value of all other financial instruments not recognized in the accompanying balance sheet:

Cash and Cash Equivalents  — The fair value of cash and cash equivalents approximates carrying value.

Securities and Mortgage-backed Securities — Fair values are based on quoted market prices.

Loans — The fair value for loans is estimated using discounted cash flow analyses that use interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Interest Receivable/Payable — The fair values of interest receivable/payable approximate carrying values.

FHLB Stock — Fair value of FHLB stock is based on the price at which it may be resold to the FHLB.

Deposits — The fair values of noninterest-bearing, interest-bearing demand and savings accounts are equal to the amount payable on demand at the balance sheet date. The carrying amounts for variable rate, fixed-term certificates of deposit approximate their fair values at the balance sheet date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on such time deposits.

Borrowings — The fair value of Federal Home Loan Bank advances are estimated using a discounted cash flow calculation, based on current rates for similar debt. Other borrowings consist of federal funds purchased, securities sold under repurchase agreements, a trust preferred subordinated debenture and loans sold under repurchase agreement. The rates at December 31, 2008, approximate market rates, thus the fair value approximates carrying value.

Off-Balance Sheet Commitments — Commitments include commitments to purchase and originate mortgage loans, commitments to sell mortgage loans, and standby letters of credit and are generally of a short-term nature. The fair value of such commitments is based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties’ credit standing.

MONROE BANCORP AND SUBSIDIARY
Notes to Consolidated Financial Statements (continued)
(Table dollar amounts in thousands, except share and per share data)

Note 18:	Disclosures About Fair Value of Financial Instruments (continued)

The estimated fair values of the Company’s financial instruments are as follows:

	2008		2007
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

Assets
Cash and cash equivalents	$23,721	$23,721	$25,640	$25,640
Trading account securities	2,981	2,981	3,647	3,647
Investment securities available for sale	113,945	113,945	121,005	121,005
Investment securities held to maturity	5,054	5,135	1,006	1,040
Loans including loans held for sale, net	621,919	599,766	578,177	563,808
Interest receivable	3,087	3,087	3,804	3,804
Stock in FHLB	2,312	2,312	2,312	2,312

Liabilities
Deposits	665,179	650,897	619,717	604,918
Borrowings	93,203	92,893	96,421	97,812
Interest payable	1,651	1,651	1,884	1,884

Off-Balance Sheet Commitments	—	—	—	—

MONROE BANCORP AND SUBSIDIARY
Notes to Consolidated Financial Statements (continued)
(Table dollar amounts in thousands, except share and per share data)

Note 19:	Condensed Financial Information (Parent Company Only)

Presented below is condensed financial information as to financial position, results of operations and cash flows of the Company:

Condensed Balance Sheets

	December 31,
	2008	2007

Assets
Cash	$139	$93
Interest earning deposits	30	329

Cash and cash equivalents	169	422
Investment in common stock of subsidiaries	63,735	62,273
Available for sale securities	9	11
Trading securities	2,981	3,647
Other	320	—

Total Assets	$67,214	$66,353

Liabilities
Borrowings
Subordinated Debenture	$8,248	8,248

Total Borrowings	8,248	8,248
Other Liabilities
Deferred compensation	2,981	$3,647
Other	64	6

Total Other Liabilities	3,045	3,653
Total Liabilities	11,293	11,901
Shareholders’ Equity	55,921	54,452

Total Liabilities and Shareholders’ Equity	$67,214	$66,353

MONROE BANCORP AND SUBSIDIARY
Notes to Consolidated Financial Statements (continued)
(Table dollar amounts in thousands, except share and per share data)

Note 19:	Condensed Financial Information (Parent Company Only) (continued)

Condensed Statements of Income

	Year Ended December 31,
	2008	2007	2006

Income
Dividends from subsidiary	$3,568	$4,769	$1,545
Other income	(666)	318	351

Total income	2,902	5,087	1,896
Expenses	53	999	538

Income before income tax and equity in undistributed
Income of subsidiary	2,849	4,088	1,358
Income tax benefit	(274)	(257)	(61)

Income before equity in undistributed income of subsidiary	3,123	4,345	1,419
Equity in undistributed income of subsidiary	856	3,461	6,167

Net Income	$3,979	$7,806	$7,586

MONROE BANCORP AND SUBSIDIARY
Notes to Consolidated Financial Statements (continued)
(Table dollar amounts in thousands, except share and per share data)

Note 19:	Condensed Financial Information (Parent Company Only) (continued)

Condensed Statements of Cash Flows

	Year Ended December 31,
	2008	2007	2006

Operating Activities
Net income	$3,979	$7,806	$7,586
Items not requiring cash:
Equity in undistributed income	(856)	(3,461)	(6,167)
Other adjustments	(202)	(293)	37

Net cash provided by operating activities	2,921	4,052	1,456

Investing Activities
Investment in trust preferred stock	—	(155)	(93)
Investment in available for sale securities	—	(13)	—
Pay down ESOT loan	58	97	101

Net cash provided by (used in) investing activities	58	(71)	8

Financing Activities
Dividends paid	(3,232)	(3,061)	(3,150)
Proceeds from trust preferred debenture	—	5,155	3,093
Net change in borrowings	—	(800)	800
Stock options exercised	—	—	51
Repurchase of common stock	—	(5,062)	(2,162)

Net cash used by financing activities	(3,232)	(3,768)	(1,368)

Net Change in Cash	(253)	213	96
Cash at Beginning of Year	422	209	113

Cash at End of Year	$169	$422	$209

MONROE BANCORP AND SUBSIDIARY
Notes to Consolidated Financial Statements (continued)
(Table dollar amounts in thousands, except share and per share data)

Note 20:	Quarterly Results of Operations for the Years Ended December 31, 2008 and 2007 (Unaudited)

						Weighted Average		Net Income
Quarter	Interest	Interest	Net Interest	Provision for		Shares Outstanding		Per Share
Ended	Income	Expense	Income	Loan Losses	Net Income	Basic	Diluted	Basic	Diluted

2008
March	$11,483	$5,607	$5,876	$880	$1,593	6,215,650	6,231,278	$0.256	$0.256
June	10,366	4,610	5,756	1,050	1,860	6,218,050	6,228,079	0.299	0.299
September	10,472	4,492	5,980	2,800	735	6,220,450	6,221,187	0.118	0.118
December	10,141	4,152	5,989	4,150	(209)	6,219,262	6,219,262	(0.034)	(0.034)

	$42,462	$18,861	$23,601	$8,880	$3,979	6,218,353	6,224,951	0.640	0.639

2007
March	$11,852	$6,121	$5,731	$285	$2,012	6,440,420	6,466,126	$0.312	$0.311
June	12,249	6,396	5,853	255	2,190	6,298,724	6,324,960	0.348	0.346
September	12,232	6,528	5,704	345	1,998	6,228,789	6,256,710	0.321	0.319
December	12,141	6,390	5,751	1,150	1,606	6,213,450	6,236,779	0.259	0.258

	$48,474	$25,435	$23,039	$2,035	$7,806	6,294,519	6,320,317	1.240	1.235

During the fourth quarter of 2008 Management augmented the Company’s allowance for loan loss by $4,150,000, which is a significant increase when compared to the three prior quarters of 2008, and all of 2007. The increase in the Company’s allowance for loan losses resulted from Management’s regular assessment of asset quality (e.g., level of non-performing assets and loan delinquencies), evaluation of specific credits, economic trends and other factors. Management feels this increase will mitigate future issues with loans that are currently being criticized.

Note 21:	Future Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations” which replaces SFAS No. 141, “Business Combinations”. This Statement retains the fundamental requirements in SFAS No. 141 that the acquisition method of accounting (formerly referred to as purchase method) is used for all business combinations and that an acquirer is identified for each business combination. This Statement defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as of the date that the acquirer achieves control. This Statement requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values. This Statement requires the acquirer to recognize acquisition-related costs and restructuring costs separately from the business combination as period expense. This Statement requires that loans acquired in a purchase business combination be the present value of amounts to be received. Valuation allowances should reflect only those losses incurred by the investor after acquisition. This Statement is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The provisions of this Statement may have an effect on the Company’s financial position if the Company pursues a business combination in the future.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an Amendment to ARB No. 51.” This Statement establishes new accounting and reporting standards that require the ownership interests in subsidiaries held by parties other than the parent be clearly identified, labeled, and presented in the consolidated statement of financial position within equity, but separate from the parent’s equity. The Statement also requires the amount of consolidated net income attributable to the parent and to the noncontrolling interest be clearly identified and presented on the face of the consolidated statement of income. This Statement is effective for fiscal years, and interim periods within those fiscal years,

MONROE BANCORP AND SUBSIDIARY
Notes to Consolidated Financial Statements (continued)
(Table dollar amounts in thousands, except share and per share data)

Note 21:	Future Accounting Pronouncements (continued)

beginning on or after December 15, 2008. Management is currently in the process of determining what effect the provisions of this Statement will have on the Company’s financial position or results of operations.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133.” This Statement changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about a) how and why an entity uses derivative instruments, b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Management is currently in the process of determining what effect the provisions of this Statement will have on the Company’s consolidated financial statements.

Note 22:	Subsequent Events

In February 2009, the Board of Directors of the Federal Deposit Insurance Corporation voted to amend the restoration plan for the Deposit Insurance Fund (DIF). The amended restoration plan extended the period of time to raise the DIF reserve ratio to 1.15 percent from five to seven years. The amended restoration plan also includes a final rule that sets assessment rates. Under this final rule, beginning on April 1, 2009 the Company expects the FDIC premium assessed to the Company to increase.

The Board of the FDIC also adopted an interim rule imposing a 20 basis point special assessment on insured institutions as of June 30, 2009 which will be payable on September 30, 2009. The interim rule would also allow the assessment of additional special assessments of up to 10 basis points after June 30, 2009 as deemed necessary. Comments on the interim rule are due within 30 days of publication in the Federal Register.

While the Company has not fully evaluated the impact the increased assessment rates and the pending special assessment will have on the 2009 financial results, it is anticipated the impact will be material to the 2009 results of operations.

Note 22:	Subsequent Events (continued)

$12,000,000

     % Redeemable Subordinated Debentures due 2019

You should only rely on the information contained in this prospectus. We have not authorized any person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it.

We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only.

This prospectus does not constitute an offer to sell, or the solicitation of any offer to buy, any securities other than the securities to which it relates.

Howe Barnes Hoefer & Arnett

          , 2009

Dealer Prospectus Delivery Obligation

Until           , 2009, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the expenses payable by Monroe Bancorp (the “Registrant”) in connection with the offering of securities described in this registration statement. All amounts shown are estimates, except for the SEC registration fee. The Registrant will bear all expenses shown below.

SEC registration fee	$
Legal and Accounting fees and expenses
Printing and engraving expenses
Trustee fees and expenses
Underwriter fees, expenses and commissions
Other

Total	$

Item 14.	Indemnification of Directors and Officers.

Under the Indiana Business Corporation Law, the Registrant may indemnify directors and officers against liabilities asserted against or incurred by them while serving as such or while serving at its request as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprise if (i) the individual’s conduct was in good faith, (ii) the individual believed: (A) in the case of conduct in the individual’s official capacity, that the individual’s conduct was in the corporation’s best interests and (B) in all other cases, that the individual’s conduct was at least not opposed to the corporation’s best interests, and (iii) in the case of any criminal proceeding, the individual either (A) had reasonable cause to believe the individual’s conduct was lawful or (B) had no reasonable cause to believe the individual’s conduct was unlawful. Because its articles of incorporation do not provide otherwise, Registrant is required under the Indiana Business Corporation Law to indemnify a director or officer who was wholly successful, on the merits or otherwise, in the defense of any proceeding in which the director or officer was a party because the director or officer was serving the corporation in such capacity against reasonable expenses incurred in connection with the proceeding.

The Articles of Incorporation and the Indiana Business Corporation Law also permit the Registrant to purchase and maintain on behalf of its directors and officers insurance against liabilities asserted against or incurred by an individual in such capacity, whether or not Registrant otherwise has the power to indemnify the individual against the same liability under the Indiana Business Corporation Law. Under a directors’ and officers’ liability insurance policy, directors and officers of Registrant are insured against certain liabilities, including certain liabilities under the Securities Act of 1933, as amended.

Item 15.	Recent Sales of Unregistered Securities.

On August 16, 2007, we sold 5,500 shares of common stock at $9.318 per share, or an aggregate of $51,250, to Mark D. Bradford, pursuant to the exercise by Mr. Bradford of a stock option. These shares were sold in a private placement pursuant to Section 4(2) of the Securities Act of 1933.

Item 16.	Exhibits and Financial Statement Schedules.

The following exhibits are filed herewith or incorporated by reference herein:

Exhibit
Number	Description

1(i)	Form of Underwriting Agreement*
3(i)	Monroe Bancorp Articles of Incorporation are incorporated by reference to registrant’s Form 10 filed November 14, 2000.
3(ii)	Monroe Bancorp By-laws as Amended and Restated August 16, 2007, are incorporated by reference to registrant’s Form 8-K filed August 22, 2007.
4(i)	Form of Indenture*
5(i)	Opinion of Krieg DeVault LLP*

Exhibit
Number	Description

10(i)	1999 Directors’ Stock Option Plan of Monroe Bancorp is incorporated by reference to registrant’s Form 10 filed November 14, 2000.
10(ii)	1999 Management Stock Option Plan of Monroe Bancorp is incorporated by reference to registrant’s Form 10 filed November 14, 2000.
10(iii)	Deferred Compensation Trust for Monroe Bancorp is incorporated by reference to registrant’s Form 10 filed November 14, 2000.
10(iv)	Monroe County Bank Agreement for Supplemental Death or Retirement Benefits is incorporated by reference to registrant’s Form 10 filed November 14, 2000.
10(v)	Monroe Bancorp Thrift Plan as Amended and Restated January 1, 2001 is incorporated by reference to registrant’s Form 10-Q filed November 13, 2002.
10(vi)	Monroe Bancorp Employee Stock Ownership Plan as Amended and Restated January 1, 2001 is incorporated by reference to registrant’s Form 10-Q filed November 13, 2002.
10(vii)	Third Amendment to the Monroe Bancorp Employees’ Stock Ownership Plan is incorporated by reference to registrant’s Form 10-K filed March 29, 2004.
10(viii)	Monroe Bancorp Directors’ Deferred Compensation Plan as Amended and Restated Effective January 1, 1999 and First and Second Amendments are incorporated by reference to registrant’s Form 10-K filed March 29, 2004.
10(ix)	Monroe Bancorp Executives’ Deferred Compensation Plan as Amended and Restated Effective January 1, 1999 and First, Second and Third Amendments are incorporated by reference to registrant’s Form 10-K filed March 29, 2004
10(x)	Form of agreement under the 1999 Management Stock Option Plan of Monroe Bancorp is incorporated by reference to registrant’s Form 10-K filed March 15, 2005.
10(xi)	Schedule of 2009 Directors Compensation Arrangements is incorporated by reference to Item 9B of the registrant’s Form 10-K filed March 13, 2009.
10(xii)	Schedule of 2009 Executive Officers Compensation Arrangements is incorporated by reference to Item 9B of the registrant’s Form 10-K filed March 13, 2009.
10(xiii)	Fourth Amendment to the Monroe Bancorp Employees’ Stock Ownership Plan is incorporated by reference to Form 10-Q filed May 9, 2005.
10(xiv)	Monroe Bancorp Directors’ 2005 Deferred Compensation Plan incorporated by reference to Form 10-K filed March 14, 2006.
10(xv)	Monroe Bancorp Executives’ 2005 Deferred Compensation Plan incorporated by reference to Form 10-K filed March 14, 2006.
10(xvi)	Form of agreement under the Monroe Bancorp Directors’ 2005 Deferred Compensation Plan incorporated by reference to Form 10-K filed March 14, 2006.
10(xvii)	Form of agreement under the Monroe Bancorp Executives’ 2005 Deferred Compensation Plan incorporated by reference to Form 10-K filed March 14, 2006.
10(xviii)	First Amendment to the Monroe Bancorp Thrift Plan as Amended and Restated January 1, 2001, incorporated by reference to Form 10-Q filed May 9, 2006.
10(xix)	Second Amendment to the Monroe Bancorp Thrift Plan as Amended and Restated January 1, 2001, incorporated by reference to Form 10-Q filed May 9, 2006.
10(xx)	Third Amendment to the Monroe Bancorp Thrift Plan as Amended and Restated January 1, 2001, incorporated by reference to Form 10-Q filed May 9, 2006.
10(xxi)	Fourth Amendment to the Monroe Bancorp Thrift Plan as Amended and Restated January 1, 2001, incorporated by reference to Form 10-Q filed May 9, 2006.
10(xxii)	Fifth Amendment to the Monroe Bancorp Thrift Plan as Amended and Restated January 1, 2001, incorporated by reference to Form 10-Q filed May 9, 2006.
10(xxiii)	Sixth Amendment to the Monroe Bancorp Thrift Plan as Amended and Restated January 1, 2001, incorporated by reference to Form 10-Q filed May 8, 2007.

Exhibit
Number	Description

10(xxiv)	Seventh Amendment to the Monroe Bancorp Thrift Plan as Amended and Restated January 1, 2001, incorporated by reference to Form 10-K filed March 13, 2008.
10(xxv)	Fifth Amendment to the Monroe Bancorp Employees’ Stock Ownership Plan is incorporated by reference to Form 10-K filed March 13, 2008.
12(i)	Computation of Ratios
21	Subsidiaries of the Registrant
23(i)	Consent of BKD LLP
23(ii)	Consent of Krieg DeVault LLP (contained in Exhibit 5(i))
24	Powers of Attorney of the Board of Directors
25	Statement of Eligibility of Trustee*

*	To be filed by amendment.

Item 17.	Undertakings.

(a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(b) The Registrant hereby undertakes:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the State of Indiana, in the City of Bloomington, on the 11th day of June, 2009.

MONROE BANCORP

By:	/s/ Mark D. Bradford
Mark D. Bradford, President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the in the capacities and on the dates indicated.

Date: June 11, 2009	/s/ Mark D. Bradford Mark D. Bradford, President and Chief Executive Officer (principal executive officer), Director

Date: June 11, 2009	/s/ Charles R. Royal, Jr.* Charles R. Royal, Jr., Director

Date: June 11, 2009	/s/ James D. Bremner* James D. Bremner, Director

Date: June 11, 2009	/s/ Bradford J. Bomba, Jr.* Bradford J. Bomba, Director

Date: June 11, 2009	/s/ Steven R. Crider* Steven R. Crider, Director

Date: June 11, 2009	/s/ James G. Burkhart* James G. Burkhart, Director

Date: June 11, 2009	/s/ Joyce Claflin Harrell* Joyce Claflin Harrell, Director

Date: June 11, 2009	/s/ Harry F. McNaught, Jr.* Harry F. McNaught, Jr., Director

Date: June 11, 2009	/s/ Paul W. Mobley* Paul W. Mobley, Director

Date: June 11, 2009	/s/ Gordon M. Dyott Gordon M. Dyott, Executive Vice President and Chief Financial Officer (principal financial officer)

Date: June 11, 2009	/s/ David T. Meier David T. Meier, Vice President, Director of Finance (principal accounting officer)

*	by Mark D. Bradford, power of attorney

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